3/25


05006906

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Superior Plus Income Fund

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34838 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 3/30/05

STRENGTH THROUGH DIVERSITY


Superior Plus
Income Fund

04 ANNUAL REPORT

Canada's Leading Diversified Business Trust

The Superior Plus Income Fund was established in 1996. Superior's diversification strategy has led to substantial growth and long-term value, while reducing its overall business risk. Cash distributions have increased each year. With an enterprise value of approximately $3 billion and a strong foothold in four mature industries, Superior Plus is uniquely positioned as Canada's leading diversified business trust. Today, solid returns are derived from our propane retailing, pulp chemicals, specialty construction products distribution, and natural gas retailing businesses. A unitholder with a $100,000 investment at inception would have approximately $605,300 at the end of 2004, assuming reinvestment of distributions, representing an annualized return of 24.5%. Going forward, we remain committed to generating superior returns by prudently managing our businesses and continuing with our disciplined diversification strategy.

SPF.UN – TOTAL RETURN SINCE INCEPTION


600
500
400
300
200
100
0
Superior Plus Income Fund Total Return (SPF.UN)
Return 505.3%
Annualized 24.5%
Scotia Capital Income Trust Index
Return 220.6%
Annualized 15.2%
S&P/TSX Composite Total Return Index
Return 94.6%
Annualized 8.4%
OCT 96
APR 97
OCT 97
APR 98
OCT 98
APR 99
OCT 99
APR 00
OCT 00
APR 01
OCT 01
APR 02
OCT 02
APR 03
OCT 03
APR 04
OCT 04
DEC 04

CONTENTS

BLUEPRINT FOR SUCCESS

- Mature businesses
- Low operating risk profiles
- Strong competitive positions
- Visible value growth potential
- Stable and sustainable cash flows
- Experienced management capabilities



Superior
Propane

SUPERIOR PROPANE

In business since 1951, we are Canada's largest distributor of propane, related products and services and the fifth largest propane retailer in North America by sales volume.



ERCO WORLDWIDE

Established in the 1940s, we are the largest producer of sodium chlorate in North America. We also have the world's largest installed base of modern chlorine dioxide generators and related technology for the pulp and paper industry.



WINROC

In business since 1971, we are the seventh largest distributor of specialty construction products to the walls and ceilings industry in North America.

SUPERIOR ENERGY MANAGEMENT

We commenced operations in 2002 and provide natural gas supply services to commercial, industrial, and residential markets in Ontario and Quebec.

Performance Highlights

Since inception in 1996, Superior Plus has distributed $711 million and increased its enterprise value from $250 million to $3 billion.

Distributable Cash Flow
($ per trust unit)



3.0
2.5
2.0
1.5
1.0
.5
0
1.58
1.71
1.93
2.45[1]
2.51
00 01 02 03 04

Distributable Cash Flow
($ millions)



200
150
100
50
0
72.5
78.3
90.6
145.4
182.5
00 01 02 03 04

Business Segment Contributions[2]



47% Superior Propane
41% ERCO Worldwide
9% Winroc
3% Superior Energy Management

(millions of dollars except per trust unit amounts)	2004	2003	2002	2001	2000
		Years Ended December 31			
Distributable cash flow	182.5	145.4	90.6	78.3	72.5
Distributable cash flow per trust unit	$ 2.51	$ 2.45[1]	$ 1.93	$ 1.71	$ 1.58
Average number of trust units outstanding (millions)	72.7	59.4	46.9	45.8	45.8

Distributable cash flow and operating distributable cash flow which are used throughout this document, are terms used in accordance with the definitions contained in Note 1 to the Consolidated Financial Statements. These measures do not have a standardized meaning prescribed by generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other companies. Distributable cash flow cannot be assured.

(1) $2.34 per trust unit after adjustment for one-time impact of $0.11 per trust unit related to the timing of the issue of trust units resulting from the internalization of management agreements.

(2) 2004 annual operating distributable cash flow contributions, including Winroc on a pro forma basis, as if it had been acquired on January 1, 2004.

Management's Letter

2004 marked the eighth consecutive year that Superior Plus has delivered increased performance.



Superior Plus' diversification strategy and blueprint for success, created in 1998, was based on a vision that sound diversification reduces overall business risk, and provides for stability and long-term value creation. Each year, we have achieved solid performance and with patience, care and diligence have transformed Superior Plus into Canada's leading diversified business trust. Our businesses have strong competitive positions in mature industries.

The acquisition of Winroc in 2004 added a fourth platform for value growth. Each business has an experienced management team with well-trained and dedicated employees, focused on value creation. We are committed to our diversification strategy. With a strong balance sheet, we are firmly positioned to take advantage of profitable growth. Our primary focus is to pursue opportunities within each of our business units and, over the long-term, acquire other businesses that are accretive to unitholder distributions and have risk profiles appropriate for our income fund structure.

Grant D. Billing
Executive Chairman

Geoffrey N. Mackey
President and
Chief Executive Officer



Superior Plus has one of the longest and most successful track records in the income trust universe. What were your most significant accomplishments in 2004?

2004 marked our eighth consecutive year of growth. Distributable cash flow per trust unit reached a new record of $2.51, an increase of 7% compared to the $2.34 earned from operations in 2003 (net of the $0.11 one-time impact of the timing of the issue of units, resulting from the 2003 internalization of management agreements). We advanced our diversification strategy, strengthened our operations and improved our balance sheet. Highlights included:

- Superior Propane continued to provide the foundation for stable returns. In August, it purchased a small heating oil company to pilot the expansion into the fuel oil business. In mid-September, David Eastin, former Senior Vice-President and COO of Suburban Propane, a leading propane retailer in the United States, joined Superior Propane as President to focus on the core business and profitable growth opportunities in Canada and the United States.
- ERCO Worldwide benefited from the integration of Albchem, acquired October 1, 2003. In August, ERCO announced the construction of a 55,000 metric tonnes (MT) per year sodium chlorate plant in Chile to meet a long-term supply commitment with CMPC, one of the world's leading pulp producers. This provides ERCO with a sound platform to effectively penetrate the fast growing South American market at minimum risk.
- In June 2004, Superior Plus expanded into the specialty building products distribution business by acquiring Winroc, a strong margin-based business, for $104.2 million. In December, Winroc expanded its operations into Eastern Canada by acquiring Interior Building Supplies for $12.2 million.
- Superior Energy Management continued its growth in 2004 and expanded its natural gas retailing activities into Quebec.



You have stated that Superior Plus is firmly positioned to take advantage of profitable growth opportunities both organically and by acquiring other businesses. How many and what kind of businesses are you planning to add?

Our businesses have unique and attractive growth opportunities, which are discussed by each divisional president later in this report. Our number one priority in the near and medium term is to support their business plans. Over the long-term, we have the capacity to add one or two sizable businesses. We take an opportunistic approach towards generating long-term value for our unitholders. That is, we make an acquisition only if and when it fits our acquisition criteria set out in the "Blueprint for Success" on page one of this Annual Report, is immediately accretive to distributions, and if it can be financed in a manner that maintains Superior's existing financial strength.

Building a Diverse Business Trust

1996	1997	1998	1999
Established in October 1996 by purchasing a 50% interest in Superior Propane.	Acquired additional 40% interest in Superior Propane.	The Fund acquires 100% of Superior and adopts diversification strategy. ICG Propane acquired.	Competition Bureau temporarily prevents Superior from integrating ICG assets.
Enterprise Value: $250 million	**Enterprise Value:** $443 million	**Enterprise Value:** $857 million	**Enterprise Value:** $790 million

Q

Some say that Superior Plus has turned into a conglomerate. How does the Fund add value to its businesses?

A

There are fundamental differences between a traditional corporate conglomerate and a diversified business trust. In an income fund model, the focus is on distributable cash flow, which is a very transparent performance measure. Free cash flow generated by each of Superior's businesses is distributed to unitholders, who in turn decide on how to reinvest it. This is quite different from a traditional corporate conglomerate where management decides on how to reinvest its cash flow. In an income fund structure, management must raise capital from financial markets to finance growth. Corporate management adds value to Superior's divisions by providing strategic guidance and direction, by monitoring their performance and by providing consistent access to low cost capital to execute their business plans and fund their growth opportunities.

Q

Why does Superior Plus pay out substantially all of its distributable cash flow? Would it not be more prudent in today's environment to hold back cash for unexpected events?

A

We understand that some income funds have experienced operational or financial difficulties this year and had to reduce or cut their distributions. We made a commitment to our unitholders to pay out substantially all of our sustainable distributable cash flow over time. Last year, we increased distributions three times to the current monthly rate of $0.20 per unit ($2.40 annualized). We do not increase distributions until we are comfortable that the underlying businesses can sustain them. Our diversified businesses position us to better absorb minor profitability swings, as no single business contributes more than 50% to our overall distributable cash flow. Our payout ratio with respect to 2003 and 2004 distributable cash flow was 91%.

"Signed"

Grant D. Billing
Executive Chairman

March 9, 2005

"Signed"

Geoffrey N. Mackey
President and
Chief Executive Officer

2000	2001	2002	2003	2004
Superior and ICG Propane initiate integration.	Merger of Superior and ICG Propane completed resulting in substantial efficiency savings.	Acquired ERCO Worldwide and established Superior Energy Management.	Management internalized. ERCO acquired Albchem.	Acquired Winroc. ERCO announces expansion into Chile.
Enterprise Value: $889 million	**Enterprise Value:** $984 million	**Enterprise Value:** $1.8 billion	**Enterprise Value:** $2.5 billion	**Enterprise Value:** $3.0 billion

Corporate Governance

Responsible corporate governance practices and transparency assist Superior Plus in achieving continued success and profitable growth and in maintaining strong, vibrant and competitive businesses in today's marketplace.

Expanded Roles and Responsibilities

In October 2003, Superior Plus underwent a corporate governance reorganization that simplified and streamlined its structure. As a result, the Board is responsible for overseeing the business of Superior Plus and the affairs of the Fund and for providing effective stewardship to support the goal of long-term value creation.

In addition, the responsibilities of the Board of Directors continue to expand in our changing business and regulatory environment. Post the Sarbanes-Oxley Act, which established strict, new rules and reporting requirements for publicly traded companies in the United States, investors and regulators in Canada are demanding increased accountability, transparency and corporate disclosure. The Board of Superior Plus takes its expanded roles and responsibilities seriously. The Board seeks to ensure that its governance processes are efficient and effective and will lead to improved organizational performance. Supported by the Audit Committee and the Governance and Human Resources Committee, the Board's processes are designed to achieve an appropriate degree of independence from management; to consider, approve and monitor Superior's strategic, operating, capital and financial plans; and to monitor its risk management framework, including the integrity of internal financial and management systems. The Board recognizes that the risk tolerance in an income fund structure is inherently lower than for conventional corporations, as our investors expect stable cash distributions. Superior Plus has a performance-oriented culture and the scope of the Board extends to overseeing that there are appropriate human resources skills and expertise to continue to meet the complexities of tomorrow and the challenges of the global economy.

6

Board Composition, Independence and Compliance

Of the nine Board members, seven are independent. Grant Billing, Executive Chairman and Geoff Mackey, President and CEO are inside directors. Peter Green serves as Lead Director to ensure greater independence of the Board from management. In January 2004, the Board welcomed Peter Valentine, whose substantial accounting and audit experience complements its knowledge and skills. All nine members have extensive business and board experience, high standards of ethics, and strong visions.

Superior Plus abides by applicable Canadian securities law and regulations and generally follows the recommendations on corporate governance established by the Toronto Stock Exchange. In October 2004, the Canadian securities regulators published proposed National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices. We will be reviewing our governance processes in 2005 in view of the new guidance and disclosure rules to be satisfied that they remain appropriate for Superior Plus. Our statement of Corporate Governance Practices is included in the 2005 Information Circular. The Board and Committee mandates, together with the Corporate Disclosure and Whistleblower policies, are posted on the Fund's website.



"We are confident that Superior Plus has a sound strategy, conducts its business with honesty and integrity, and will continue to deliver value for its unitholders."

Board of Directors of Superior Plus at Strategy Session, November 2004

Standing left to right: Robert J. Engbloom, Q.C., Partner, Macleod Dixon LLP; Peter A.W. Green, Chairman, The Frog Hollow Group Inc. and Chairman of Patheon Inc.; David P. Smith, Managing Partner, Enterprise Capital Management Inc.; and Norman R. Gish, President, Gish Consulting Inc.

Seated left to right: Peter Valentine, Senior Advisor to the CEO, Calgary Health Region and to the Dean of Medicine, University of Calgary; Geoffrey N. Mackey, President and Chief Executive Officer, Superior Plus Inc.; Grant D. Billing, Executive Chairman, Superior Plus Inc.; Allan G. Lennox, Principal, AG Lennox & Associates; and James S.A. MacDonald, Chairman and Managing Partner, Enterprise Capital Management Inc.

Operations Review

Superior Plus Business at a Glance





SUPERIOR PROPANE

Superior Propane has been in business since 1951 and is Canada's largest distributor of propane, related products and services.

Number of Employees: 1,700

Operations:
206 locations across Canada comprised of 47 larger market centres and 159 satellite and storage yards.

Annual Sales Volume:
Approximately 1.5 billion litres of propane.

Type of Customers:
Approximately 300,000 customers, diversified geographically and across end-use applications. The largest customer contributed approximately 1% of gross profit in 2004.

Key Strengths:
- Leading competitive position.
- Geographic and end-use customer diversification.
- Track record of stable and growing financial results.

ERCO WORLDWIDE

ERCO Worldwide has been in business since the 1940s and is the largest producer of sodium chlorate in North America. It also has the world's largest installed base of modern chlorine dioxide generators and related technology for the pulp and paper industry.

Number of Employees: 410

Operations:
Eight sodium chlorate plants strategically located including seven in Canada and one in Valdosta, Georgia in the United States.

Annual Sales Volume:
Approximately 580,000 metric tonnes of sodium chlorate.

Type of Customers:
Approximately 120 large, longstanding and loyal customers. The top 10 customers contribute approximately 64% of revenues.

Key Strengths:
- Leading competitive position.
- Simple and safe manufacturing process.
- Track record of stable financial performance.

Operating Distributable Cash Flow and Maintenance Capital
(millions of dollars)



92.2
99.9
112.7
108.7
106.0
3.0
3.5
5.6
00
01
02
03
04

Operating Distributable Cash Flow and Maintenance Capital [1]
(millions of dollars)



83.0
98.3
81.3
77.4
11.5
12.7
6.4
7.6
00
01
02
03
04

[1] ERCO Worldwide acquired effective December 19, 2002. Prior year results are provided for comparison purposes.





WINROC

Winroc has been in business since 1971 and is the seventh largest distributor of specialty construction products to the walls and ceilings industry in North America.

Number of Employees: 680

Operations:
32 branches located across western Canada, Ontario, Minnesota and parts of the southwestern United States.

Annual Sales Volume:
Approximately $380 million of revenues, of which 50% is derived from the sale of drywall and accessories.

Type of Customers:
Approximately 5,600 residential, commercial, new and remodeling customers, diversified geographically. The largest customer contributed approximately 3% of gross profit in 2004.

Key Strengths:
- Leading competitive position.
- Geographic and customer diversification.
- Track record of stable and growing financial results and attractive growth potential.

Operating Distributable Cash Flow and Capital Expenditures[1]
(millions of dollars)


9.0
3.0
10.1
4.2
12.3
4.7
12.1
5.8
21.0
6.9
00
01
02
03
04

(1) Winroc acquired effective June 11, 2004. Prior year results are provided for comparison purposes.

SUPERIOR ENERGY MANAGEMENT

Superior Energy Management commenced operations in June of 2002, providing fixed price natural gas supply services, predominantly to commercial and industrial markets in Ontario.

Number of Employees: 30

Operations:
Main focus area is Ontario, expanding into Quebec market.

Annual Sales Volume:
Approximately 80,000 GJ/d of natural gas.

Type of Customers:
Approximately 29,000 commercial, small industrial and residential customers. The largest customer contributed approximately 6% of gross profit in 2004.

Key Strengths:
- Stable contract-based business.
- Complementary to propane retailing.
- Good growth opportunities.

Operating Distributable Cash Flow
(millions of dollars)


(0.2)
3.4
5.8
02
03
04

Superior Propane

"We are focused on long-term value creation and growth."



Superior Propane has been the catalyst for success and growth since the inception of the Fund in 1996 and continues to provide a solid foundation for stable returns. In 2004, Superior Propane contributed $106.0 million of operating distributable cash flow, a decrease of $2.7 million or 2% compared to prior year results, as improved equipment and service revenues were outpaced by the continuing structural decline in auto propane sales volumes.

In September 2004, David R. Eastin, former Senior Vice-President and COO of Suburban Propane, one of the top three propane businesses in the United States, joined Superior Propane as President. Under his leadership, the propane retailing division has refocused its strategy on long-term value creation and growth.

The Propane Advantage

In Canada, Superior Propane is well recognized as the leading national provider of propane, related products and services with about 50-55% of the market share. We are the only retail propane business in Canada with operations in all provinces and territories. In North America, Superior Propane ranks number five, measured by sales volumes. Propane is an environmentally friendly, clean burning, efficient, portable and economical fuel source. For over 50 years Superior Propane has served the energy needs of Canadians for all major end-use propane applications, including residential, commercial, auto, construction, oil field, forklift truck and agriculture. Superior

David R. Eastin, President
Superior Propane





Propane has a low, utility-like operating risk profile that results in stable returns. Product price changes are generally passed on to the customer. The geographic diversity and breadth of end-use customer segments mitigates our exposure to weather and economic fluctuations. Our customer-care culture and broad range of services give us a competitive advantage over our many local competitors. We differentiate ourselves from other propane retailers by providing "one stop shopping" service capabilities and providing an opportunity for customers to choose their preferred service, pricing and payment options. Our extensive offerings include equipment sales and rentals, installation, repair and maintenance services. We are able to leverage Superior Propane's size and scale with respect to delivery and service efficiencies, procurement, supply and transportation infrastructure, business support services and the development and implementation of value-added service programs.

In August 2004, Superior Propane purchased a small refined fuels distribution company, delivering bulk and packaged lubricants, heating oil and diesel in Ontario to pilot the expansion of its product line. In February 2005, we purchased Foster Energy, a wholesale marketer of natural gas liquids based in Calgary, Alberta for approximately $28 million which is expected to substantially enhance Superior Propane's product supply and logistics capability. Foster Energy, now operating under the trade name Superior Gas Liquids, offers value-added, natural gas liquids wholesale marketing services, primarily to small and medium-sized retailers in the United States. Superior's size will allow Superior Gas Liquids to achieve greater purchasing scale and improve its overall competitiveness while providing Superior Propane with increased exposure to the United States retail propane market.

New Growth Opportunities

Customer growth, continuous improvement of customer service processes and increasing the operational efficiencies of our assets, remain key components in achieving sustainable, profitable results. We focus on growing residential and commercial sales by continuing to broaden our product and service plan offerings. Over the longer term, we will explore opportunities to expand our footprint into the United States. We use a very disciplined approach and make acquisitions only if they fit within our operational profile and add long-term value for our unitholders.



David Balicki
Vice-President,
Operations



Greg Stewart
Vice-President
Business Services



Terry Gill
Vice-President,
Human Resources

ERCO Worldwide

"We are positioned to pursue opportunities in the growing Asian and South American markets."



ERCO Worldwide has added substantial value since it was acquired by Superior Plus in December 2002. Operating distributable cash flow for 2004 reached $91.3 million, an increase of $13.9 million or 18% compared to the prior year, largely fuelled by the successful integration of Albchem's two modern, sodium chlorate production facilities acquired in October 2003. The integration added 120,000 MT/year of production capacity, resulted in considerable synergies, and expanded ERCO Worldwide's customer base in North America and offshore. Our eight manufacturing plants use simple and safe processes, and are located close to major rail terminals and reliable supplies of raw materials. Electrical energy costs represent approximately 75-85% of ERCO's cost structure.

During 2004, we expanded the scope of our electrolytic cell replacement program and are continuing to redesign cells to improve efficiency. Our plants are able to respond to changes in electricity costs and customer demand, allowing us to maintain a low cost structure, strong cash margins and consistent cash flow. During 2004, three of the plants achieved new production records, as we optimized production between facilities.

With a total capacity of 580,000 MT/year, ERCO Worldwide is North America's largest supplier of sodium chlorate with a market share of 29%. Sodium chlorate is

Paul S. Timmons, President
ERCO Worldwide





required as a feedstock in the production of chlorine dioxide, a bleaching agent which has significant environmental advantages in the production of high-grade paper products. The product represents about 81% of ERCO's sales. Other chemical revenues are derived from ERCO's chlor-alkali business and technology offerings. Although pulp prices are volatile, sodium chlorate sales volumes and prices have been relatively stable, as the product is required to produce bleached pulp and represents a small portion of the mills' manufacturing cost.

Competitive Edge

ERCO Worldwide is the world's largest supplier of modern chlorine-dioxide generators and related technology which are used by pulp mills to convert sodium chlorate into chlorine dioxide. ERCO has installed about two-thirds of the world's modern chlorine-dioxide generators. Our technology is protected by over 240 patents. We offer value-added services which enable our pulp customers to optimize their operations. By providing engineering, design, equipment specification and procurement, on-site technical assistance, operator training and plant start-up services as well as ongoing 24/7 technical support services and spare parts, we develop important customer relationships and gain early access to new markets. During 2004, ERCO was awarded contracts for four new chlorine-dioxide generators in Asia and South America. In August 2004, ERCO entered into a long-term agreement with a division of Empresas CMPC S.A., South America's largest pulp producer, to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of the agreement, ERCO Worldwide, using its own technology, will construct a 55,000 MT/year world-scale, sodium chlorate plant in Chile at an estimated cost of $65 million. This provides ERCO with a sound platform to effectively penetrate the growing South American market at minimum risk. The new facility, which is expected to begin operating in mid-2006, will increase ERCO's annual sodium chlorate capacity by 10% to 635,000 MT.

Outlook

ERCO will continue to improve its industry-leading technology. We are the leader in the sodium chlorate industry in North America and are uniquely positioned to pursue opportunities in the growing Asian and South American markets, as developing economic regions of the world adopt elemental chlorine-free standards and increase consumption of paper and related products.













Ed Bechberger
Vice-President, Sales and Marketing

John Kamler
Vice-President, Business Development

Jamie Betts
Vice-President, Manufacturing & Engineering

John Engelen
Vice-President, Finance & Systems

Sheila Burke
Vice-President, Regulatory Affairs and External Relations

Dan Corbett
[illegible]

Winroc



"We are focused on becoming a leading specialty building products distributor in North America."

Winroc joined the Superior Plus family in June 2004, adding operating distributable cash flow of $14.4 million to Superior's results. In 2004, we continued our track record of delivering consistent profitable growth, achieving an increase in cash flow of $8.9 million or 74% on a full year basis, compared to the prior year. Winroc is a well-established, margin-based distributor, servicing the $16 billion North American walls and ceilings product industry. We offer a full product line with service to walls and ceilings contractors. Our "stock and scatter" service provides delivery at the right time to the right place at the construction job site, resulting in important productivity savings for customers. Winroc's core business of drywall, steel-framing, insulation and ceilings products, represents approximately 90% of sales. Other goods include plaster products, tools, fasteners and miscellaneous building supplies. Our 5,600 customers are diversified, both geographically and by product category, with overall demand balanced between new residential and commercial construction, and residential and commercial remodeling. While new residential and commercial construction has historically been cyclical, demand for these end-use markets rarely move in synch with each other and remodeling activities have increased steadily over many years. Winroc's growth over the past ten years stems from geographic expansion and a wider range of product lines, which makes us less vulnerable to regional economic swings.

Paul J. Vanderberg, President
Winroc





Competitive Position

Winroc is estimated to be the seventh largest walls and ceiling specialty distributor in North America with a share of less than 2%. The walls and ceilings distribution industry is highly fragmented with the top seven competitors representing an estimated 25% market share, providing attractive acquisition opportunities. In December 2004, Winroc purchased Interior Building Supplies ("IBS") for $12.2 million, expanding its distribution network into Ontario. With IBS, Winroc operates 32 branches with strong market positions, including three in Ontario, 22 in western Canada and seven in the south-western and mid-western United States. Winroc is a relationship-based business that competes on the basis of service and price. Our general managers manage the overall profit of their branch operations by maintaining strong relationships with the installing contractors, focusing on margin, operating costs and working capital management. Branch operations are supported by centralized business systems, financial control and purchasing. Our Allroc purchasing operation offers focused buying support to Winroc and a diverse group of third-party associates, providing product sourcing and purchasing cost advantages.

Our strong competitive position, purchasing power, geographic market diversification, full product line, and our ability to closely manage our cost structure, are major contributors to Winroc's success.

Strong Growth Potential

Winroc has the organization, business systems and operating skills to further expand its operations. We can strengthen our market position by adding complementary product lines, such as exterior cladding products (manufactured stone and siding) and coatings, in selected markets. We are excited about our growth opportunities in Canada and the United States and will add greenfield locations, or acquire existing specialty construction distribution businesses that have strong operating management. With the support and financial strength of Superior Plus, Winroc is focused on becoming a leading specialty building products distributor in North America.



James Empey
Vice-President, Finance



Robert Hancock
Vice-President Allroc Sales & Marketing



Peter Welly
Vice-President Operations U.S. and Acoustical



Wade Wilson
Vice-President Operations, Western Canada



Robert Jordan
Director Business Development and Regional Operations Manager, Ontario



Jake Kooy
Operations Manager, Prairie Region



Colin Ramsden
Operations Manager, BC Region

Superior Energy Management

"We provide fixed-price natural gas solutions to a growing customer base in Ontario and Quebec."



The growth of Superior Energy Management (SEM) accelerated in 2004. In its second full year of operation, SEM generated $5.8 million in operating distributable cash flow, an increase of $2.4 million or 71% over the prior year. Since its start up in June 2002, SEM has been providing fixed-price, natural gas solutions to commercial, industrial and residential consumers in Ontario for contract terms up to five years. We work with our customers to control their energy commodity costs through a fixed-price plan that fits their budget and energy needs.

In the spring of 2004, Quebec expanded the scope of the deregulation of its natural gas market by allowing natural gas marketers to provide commercial and light industrial consumers with term fixed-price purchase options. This enabled SEM to expand the reach of its marketing operations into Quebec.

We also invested time during 2004 to develop our sales infrastructure and processes to increase our penetration of the higher margin residential and small commercial market in Ontario. These initiatives contributed to the year-over-year growth in our total customer count from 10,800 in 2003 to 28,800 at the end of 2004.

Gerry M. Haggarty, President
Superior Energy Management





Natural gas sales volumes increased by 35% while the average remaining term of our customer contracts increased by 88% to 32 months at the end of 2004 compared to the prior year end. At the end of 2004, approximately 85% of our sales volumes were destined for commercial and light industrial customers in Ontario and Quebec with the remaining 15% sold to residential customers in Ontario.

Winning Combination

The combination of Superior's brand recognition, established credit strength, and existing producer/wholesaler relationships, provides SEM with a competitive edge in the Ontario and Quebec markets. Additionally, we have established a strong sales infrastructure and processes that provide effective service and results to our customers and sales teams. By year-end, our staffing level had increased to 30 well-trained and dedicated employees, and our contract sales force continued to expand. We spend considerable time and effort sourcing and managing our natural gas supply portfolio to ensure our fixed-price supply matches the volume and term of our fixed-price sales commitments to customers. This provides us with a fixed selling margin over the term of each customer contract. To achieve diversification of its natural gas supply portfolio, SEM continually expands its physical and financial supply sources, as the business continues to grow. We typically maintain a long fixed-price gas position equal to one or two weeks of sales, which enables our sales teams to market fixed-price offerings to potential customers based on a known cost of gas.

Looking Ahead

For 2005, SEM will pursue expansion of our commercial/light industrial natural gas customer base in both Ontario and Quebec, as well as our residential business in Ontario. We are following with interest the pending deregulation of the electricity market in Ontario. This development could provide SEM with an attractive opportunity to expand the scope of its fixed-price energy offerings in the Ontario market.



Jeff Borg
Senior Vice-President



Gary Schein
Controller

Selected Historical Information



SUPERIOR PROPANE

(millions of dollars except litres of propane and per litre amounts)	2004	Year Ended December 31 2003	2002	2001	2000[1]
Litres of propane sold (millions)	1,544	1,625	1,688	1,733	2,058
Propane sales margin (cents per litre)	15.7	15.5	14.8	15.0	13.2
Revenues	720.2	727.1	619.0	787.5	875.3
Cost of products sold	433.5	436.5	328.8	486.8	553.6
Gross profit[2]	286.7	290.6	290.2	300.7	321.7
Cash operating, administrative and tax costs	175.1	178.4	174.5	196.7	222.4
Cash generated from operations before changes in net working capital	111.6	112.2	115.7	104.0	99.3
Maintenance capital expenditures, net	5.6	3.5	3.0	4.1	7.1
Operating distributable cash flow	106.0	108.7	112.7	99.9	92.2

(1) Includes ICG's operations on a combined basis.
(2) Includes gross profit from other service revenues.



ERCO WORLDWIDE

(millions of dollars except thousands of metric tonnes and per metric tonne ("MT") amounts)	2004	Year Ended December 31 2003	2002[1]	2001[1]	2000[1]
Total chemical sales (MT)	649.0	574.0	543.8	538.4	539.7
Average chemical selling price (dollars per MT)	571.0	573.0	611.0	593.7	544.8
Revenues	396.0	356.3	361.9	351.8	338.6
Cost of products sold	202.8	183.3	181.4	172.2	165.3
Gross profit	193.2	173.0	180.5	179.6	173.3
Cash operating, administrative and tax costs	94.3	89.2	86.6	75.2	78.8
Cash generated from operations before changes in net working capital	98.9	83.8	94.0	104.4	94.5
Maintenance capital expenditures, net	7.6	6.4	12.7	11.1	11.5
Operating distributable cash flow	91.3	77.4	81.3	93.3	83.0

(1) ERCO Worldwide was acquired effective December 19, 2002. Prior year results are unaudited and are provided for comparison purposes.





WINROC

(millions of dollars)	2004[1]	2003[1]	2002[1]	2001[1]	2000[1]
		Year Ended December 31			
Revenues	384.3	310.9	282.2	288.0	281.4
Cost of products sold	300.0	245.6	220.6	230.2	227.4
Gross profit	84.3	65.3	61.6	57.8	54.0
Cash operating, administrative and tax costs	56.4	47.4	44.6	43.5	42.0
Cash generated from operations before changes in net working capital	27.9	17.9	17.0	14.3	12.0
Capital expenditures, net	6.9	5.8	4.7	4.2	3.0
Operating distributable cash flow	21.0	12.1	12.3	10.1	9.0

(1) Winroc was acquired effective June 11, 2004. Prior year results are unaudited and are provided for comparison purposes.



SUPERIOR ENERGY MANAGEMENT

(millions of dollars except per gigajoule ("GJ") amounts)	2004	2003	2002[1]
		Year Ended December 31	
Natural gas sold (millions of GJs)	28.1	20.9	2.0
Natural gas sales margin (cents per GJ)	47.7	38.8	22.5
Revenues	211.3	152.2	11.4
Cost of products sold	197.9	144.1	10.9
Gross profit	13.4	8.1	0.5
Cash operating, administrative and selling costs	7.6	4.7	0.7
Operating distributable cash flow	5.8	3.4	(0.2)

(1) Superior Energy Management commenced business operations in June 2002.

Management's Discussion and Analysis

As at March 9, 2005

Organization and Structure

The Superior Plus Income Fund (the "Fund") holds a 100% interest in Superior Plus Inc. ("Superior") consisting of investments in common share equity (the "Common Shares"), and $1.061 billion unsecured subordinated notes due October 1, 2026 that bear interest at a weighted average interest rate of 13.29% (the "Shareholder Notes"). The distributable cash flow of the Fund is solely dependent on the results of Superior and is derived from dividends or returns of capital on the Common Shares and interest earned on the Shareholder Notes. Superior has four operating divisions: a propane retailing business operating under the trade name "Superior Propane"; a pulp chemicals business operating under the trade name "ERCO Worldwide"; a walls and ceilings construction product distribution business operating under the trade name "Winroc"; and a natural gas retailing business operating under the trade name "Superior Energy Management".

Cash Distributions

The Fund distributes to holders of trust units ("Unitholders"), interest earned on the Shareholder Notes and dividends or returns of capital declared on the Common Shares, after interest payments to holders of the Series 1 and



Mark Schweitzer, Executive Vice-President
Corporate Development and Chief Financial Officer

Series 2 convertible unsecured subordinated debentures (the "Debentures") of the Fund ("Debentureholders"), and provision for administrative expenses and reserves of the Fund. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. In March 2004, the Fund declared a "top-up" distribution of $0.185 per trust unit with respect to remaining undistributed cash flow generated in 2003 and announced the discontinuance of its previous practice of paying annual top-up distributions in favour of paying out, on a regular basis, an increased proportion of expected sustainable distributable cash flow. This change in distribution practice was intended to increase the transparency of distributions paid to Unitholders and is more consistent with income fund distribution practices.

Growth of the Fund's distributable cash flow in 2004, supported three increases in the monthly rate paid to Unitholders aggregating 14% from a rate of $0.175 per trust unit paid in January 2004 to a rate of $0.20 per trust unit commencing with the September 2004 distribution. Distributions per trust unit paid with respect to 2004 and 2003 distributable cash flows were $2.28 and $2.225 per trust unit, respectively, representing a pay-out ratio of 91% for both years. See "Cash Flow and Financing Activity" for further details. Prior to 2003, 100% of distributable cash flow was paid out to Unitholders.

For income tax purposes, distributions paid in 2004 of $2.465 per trust unit are classified as other income of $1.674 per trust unit, a return of capital of $0.068 per trust unit and a dividend of $0.723 per trust unit. A summary of cash distributions since inception and related tax information is posted under the "Investor Information" section of Superior's website at www.superiorplus.com. For 2005, approximately $1.70 per trust unit is expected to be distributed in the form of other income, $0.05 in the form of return of capital, with any remainder expected to be classified as a taxable dividend.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash flow from operations before changes in net working capital and after maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures are incurred to expand the capacity of Superior's operations or to increase its profitability and are not deducted from the calculation of distributable cash flow. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expense. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Distributable cash flow increased for the eighth consecutive year, reaching a record $182.5 million or $2.51 per trust unit, compared to $145.4 million or $2.34 per trust unit generated in 2003, after adjusting for the $0.11 per trust unit one-time impact related to the timing of the issue of trust units resulting from the internalization of the management agreements in May of 2003. The management internalization transaction eliminated management incentive fees for the full year and beyond, whereas the trust units issued to finance the transaction were outstanding for only part of 2003. The 7% increase in distributable cash flow per trust unit reflects the benefits of Superior's diversification strategy. The acquisition of Winroc in June 2004, a full year's contribution from ERCO Worldwide's acquisition of Albchem Holdings Ltd. ("Albchem") in the fall of 2003, continued profitable growth from Superior Energy Management and lower Debenture interest expense, significantly outpaced lower results from Superior Propane. As outlined in


Operating Distributable Cash Flow
(millions of dollars)
92.2
99.9
115.8
3.1
112.7
189.5
3.4
77.4
108.7
217.5
14.4
5.8
91.3
106.0
2000
2001
2002
2003
2004
Superior Propane
ERCO Worldwide
Winroc
SEM

the preceding chart, the diversification of the Fund's earning base continued in 2004 with Superior Propane, ERCO Worldwide, Winroc and Superior Energy Management ("SEM") contributing 48%, 42%, 7% and 3% of operating distributable cash flow, respectively.

Net earnings were $111.2 million in 2004, compared to a net loss of $19.6 million in 2003. The 2003 net loss included the one-time expense of $141.3 million ($92.5 million after tax) related to the management internalization transaction in 2003. Net earnings for 2004 were reduced by $2.6 million of management retention bonuses, which were, in turn, paid to Superior to repay a portion of trust unit purchase loans advanced as part of the 2003 management internalization transaction. Management internalization related costs have been excluded from distributable cash flow due to the transaction's accretive nature. The remaining improvements in earnings are due to the same reasons distributable cash flow has increased. A more detailed discussion and analysis of the financial and operating results of Superior's businesses is provided on the following pages.

Superior Propane

Superior Propane generated operating distributable cash flow of $106.0 million in 2004, representing 48% of the Fund's total. Compared to 2003, Superior Propane's operating distributable cash flow decreased by $2.7 million (2%) due to lower propane sales volumes and increased maintenance capital expenditures, partially offset by improved equipment and service revenue. Condensed operating results for 2004, 2003 and the last five year average are provided in the following table. See Note 16 to the Consolidated Financial Statements for detailed comparative business segment results and page 18 of this Annual Report for selected historical information for the last five years.

(millions of dollars except per litre amounts)	2004		2003		Last Five Year Average	
Gross profit		¢/litre		¢/litre		¢/litre
Propane sales	243.2	15.7	252.5	15.5	255.2	14.8
Other services	43.5	2.8	38.1	2.3	42.8	2.5
Total gross profit	286.7	18.5	290.6	17.8	298.0	17.3
Less: Cash operating, administration and tax costs	(175.1)	(11.3)	(178.4)	(10.9)	(189.4)	(11.0)
Cash generated from operations before changes in net working capital	111.6	7.2	112.2	6.9	108.6	6.3
Maintenance capital expenditures, net	(5.6)	(0.4)	(3.5)	(0.2)	(4.7)	(0.3)
Operating distributable cash flow	106.0	6.8	108.7	6.7	103.8	6.0
Propane volumes sold (millions of litres)	1,544		1,625		1,729	

Propane sales volumes declined by 81 million litres (5%) to 1.544 billion litres in 2004, resulting in a $12.5 million reduction in propane sales gross profit compared to the prior year. Auto propane sales volumes declined by 34 million litres (14%) due to the continued structural decline in this end-use market, representing 42% of the overall decline in Superior Propane's sales volumes. Heating sales volumes declined by 34 million litres (5%) as warmer weather experienced in the first quarter, coupled with a 24% increase in average wholesale propane costs in the fourth quarter compared to the prior year period, encouraged customer conservation and reduced demand. Average temperatures in 2004 across Canada were comparable to 2003 (4% colder than the last five-year average). As shown in the following chart, wholesale propane costs in 2004 were on average 5% higher than in 2003, driven by the sharp increase in crude oil prices experienced throughout 2004. Industrial sales volumes declined by 13 million litres (2%) due to the loss of a few large volume, low margin customers during 2004. Approximately 50% of Superior Propane's sales volumes are to heating related applications and 50% are related to economic activity levels.

Propane sales margins averaged 15.7 cents per litre in 2004, increasing 1% over 2003 due to an improved business mix, reflecting the decline in low margin auto propane and industrial sales. Increased sales margins added $3.2 million to propane sales gross profit in 2004. The increase in wholesale propane prices experienced during 2004, dampened margin performance as sales margins typically decline during periods of rising propane commodity prices due to delays in passing on prices to customers. Conversely, sales margins typically increase when propane commodity prices decline.

Relative Change in Sarnia Wholesale Propane Prices vs WTI Crude Oil and Natural Gas


Sarnia Propane
WTI Crude Oil
Average Monthly Empress Natural Gas Price @ 6.1
200
150
100
50
% change
Dec 2002
March 2003
June 2003
Sept 2003
Dec 2003
March 2004
June 2004
Sept 2004
Dec 2004

Gross profit from other services reached $43.5 million in 2004, an increase of $5.4 million (14%) over the prior year, due to increased equipment rental rates and improved profitability from service operations.

Gross profits generated in 2004 were within 4% of the five year average and have not deviated by more than 8% in each of the last five years, reflecting Superior Propane's leading market share and considerable operational and customer diversification. Superior Propane's operational risks are well distributed across its 47 market operations, with the largest five markets representing approximately 26% of cash generated from operations. Superior Propane's customer base approaches 300,000 and is well diversified geographically and across end-use applications as illustrated in the table below. Its largest customer contributed approximately 1% of gross profits in 2004.

Superior Propane Annual Sales Volumes and Gross Profit

By End-Use Application	2004		2003		By Region	2004		2003	
Applications:	Volume[1]	GP[2]	Volume[1]	GP[2]	Regions:	Volume[1]	GP[2]	Volume[1]	GP[2]
Residential	192	61.6	206	67.2	Atlantic	115	32.7	116	31.4
Commercial	363	69.1	384	80.4	Quebec	283	52.4	298	51.2
Agricultural	127	14.2	126	13.9	Ontario	348	78.4	392	82.4
Industrial	658	74.3	671	66.9	Sask./Man.	226	28.6	215	27.4
Automotive	204	24.0	238	24.1	AB/NWT/YK	345	55.1	364	57.1
Other services	-	43.5	-	38.1	BC	227	39.5	240	41.1
	1,544	286.7	1,625	290.6		1,544	286.7	1,625	290.6
Average margin[3]	15.7		15.5		Average margin[3]	15.7		15.5	

(1) Volume: Volume of propane sold (millions of litres).

(2) GP: Gross profit (millions of dollars).

(3) Average margin: Average propane sale margin (cents per litre).

Cash operating, administration and tax costs were $175.1 million, a decrease of $3.3 million (2%) from the prior year. Cash operating costs were 11.3 cents per litre in 2004, up 4% over 2003. Steps were taken during the second quarter to improve operating efficiencies, resulting in a 7% reduction in employees and improved cost performance over the second half of 2004 compared to the prior year period.

Net maintenance capital expenditures reached $5.6 million, an increase of $2.1 million over the prior year. Fleet replacement costs increased as anticipated as asset productivity improvements generated from the integration of ICG Propane have been fully realized. Net maintenance capital expenditures in 2005 are expected to rise to a sustainable level in the $7 to $9 million range.

Growth capital expenditures of $4.2 million (2003 – proceeds of $0.3 million) included the acquisition of an Ontario fuel oil distributor to pilot the expansion of Superior Propane's product line into heating oil and related products. These expenditures have been included in the "other capital expenditures" and "acquisitions" lines on the Consolidated Statement of Cash Flows and have been excluded from the distributable cash flow calculation.

Outlook

For 2005, Superior Propane will focus on improving the performance of its core business while exploring opportunities to grow its business profitably in Canada and the United States. The $28.0 million acquisition of Foster Energy, a natural gas liquids wholesale marketing business, completed in February 2005, enhances Superior Propane's supply and logistics capabilities and increases its exposure to the retail propane market in the United States. Operating distributable cash flow is anticipated to increase modestly as continued improvement in service profitability, operating efficiency and contributions from Foster Energy, are expected to exceed higher maintenance capital requirements.

Business Risks

Competition. Propane retailing is a local, relationship-based business, in which propane competes for market share based on price and level of service. There are close to 200 propane retailers in Canada. Barriers to entry are relatively low. Propane is subject to vigorous competition from other sources of energy, including natural gas, fuel oil, electricity, wood, gasoline, diesel and other fuels. Propane prices are affected by crude oil and natural gas prices.

Seasonality and Weather Conditions. Historically, overall propane demand from non-automotive end-use applications has been stable. However, weather and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for space heating uses and also for agricultural applications, such as crop drying. Approximately three-quarters of Superior Propane's annual cash flow is typically generated in the October-March winter heating season. Superior Propane accumulates propane inventory during the summer months for delivery to customers during the winter heating season. The cost of inventory may be higher or lower than market prices for propane at the time of sale and can impact profitability.

Propane Demand, Supply and Pricing. Propane represents less than 2% of the overall Canadian energy market and is used in a wide range of applications, including residential, commercial, industrial, agricultural and automotive uses. Demand for traditional propane end-use applications is increasing marginally with general economic growth. Demand for automotive uses is presently declining at a rate of approximately 15 to 20% per year due to the development of more fuel-efficient and complicated engines which increase the cost of converting engines to propane and reduce the savings per kilometre driven. Reversal of this market trend will require increased support of governments and original equipment vehicle manufacturers. Based on the most recently available industry data, it is estimated that on an annual basis, approximately 11.8 billion litres of propane are produced in Canada of which about 3.8 billion litres are consumed domestically. The remainder is exported to the United States. Superior Propane's supply is currently purchased from 14 propane producers in Canada. Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta and accumulates propane storage positions during the summer months to provide it with further supply security and distribution capacity in periods of supply disruption and high demand in the winter season. Propane is mainly purchased under annual contracts, with pricing arrangements based on industry posted prices at the time of delivery. The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and wholesale product costs. Changes in propane supply costs are normally passed through to customers, but timing lags may result in both positive and negative gross margin fluctuations.

Fixed-Price Offerings. Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties having terms and volumes substantially the same as its customers' contracts. Gains and losses from the customer contract and the mitigating supply transaction are recorded simultaneously into income at the time of settlement. See Note 14(ii) to the Consolidated Financial Statements for fixed-price propane purchase and sale commitment amounts.

Employee and Labour Relations. As of December 31, 2004, Superior Propane had 1,470 regular and 245 part-time employees. Approximately 422 or 29% of its employees are unionized through seven provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec with expiry dates ranging from April 2005 to June 2006. Collective bargaining agreements are renegotiated in the normal course of business and are not expected to materially affect Superior Propane's business.

Environmental, Health and Safety Risk. Slight quantities of propane may be released during transfer operations. The storage and transfer of propane has limited impact on soil or water given that a release of propane will disperse into the atmosphere. To mitigate risks, Superior Propane has established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow of $91.3 million in 2004, representing 42% of the Fund's total. Compared to 2003, operating distributable cash flow increased by $13.9 million (18%), due principally to a full year's contribution from the acquisition of Albchem, partially offset by lower technology royalty revenue. Albchem was acquired on October 1, 2003 for $122.8 million on a debt free basis, and increased ERCO Worldwide's annual sodium chlorate production capacity by 26% to 580,000 tonnes, representing an estimated 29% share of North American sodium chlorate production capacity (21% of worldwide capacity). The integration of Albchem's operations was successfully completed during 2004, and provided expected operating synergies and flexibility and broadened ERCO Worldwide's customer base in North America and the growing Asian market.

Condensed operating results for 2004 and 2003 are provided in the following table. See Note 16 to the Consolidated Financial Statements for detailed comparative business segment results and page 18 of this Annual Report for selected historical information for the last five years.

(millions of dollars except per metric tonne ("MT") amounts)	2004		2003	
		$/MT		$/MT
Revenue				
Chemicals	370.3	571	328.7	573
Technology	25.7	40	27.6	48
Cost of sales				
Chemicals	(191.2)	(295)	(173.1)	(302)
Technology	(11.6)	(18)	(10.2)	(17)
Gross profit	193.2	298	173.0	302
Less: cash operating, administration and tax costs	(94.3)	(145)	(89.2)	(155)
Cash generated from operations before changes in net working capital	98.9	153	83.8	147
Maintenance capital expenditures, net	(7.6)	(12)	(6.4)	(11)
Operating distributable cash flow	91.3	141	77.4	136
Chemical volumes sold (thousands of MT)	649		574	

Chemical revenues reached $370.3 million in 2004, an increase of 13% over 2003, due principally to the addition of the Albchem sales volumes. Similarly, gross profit increased by 15% or $23.5 million over 2003. Average realized selling prices of $571 per tonne were comparable to the prior year as higher selling prices and $10 million realized from ERCO Worldwide's foreign exchange hedging program in 2004, offset the impact of the 7% year over year appreciation of the Canadian dollar against the United States dollar denominated sales. (See "Business Risks – Foreign Currency Rate Risk" for discussion of hedge positions). Chemical cost of sales per unit declined by 2% to $295 per tonne. The addition of the two Albchem plants facilitated improved raw material procurement performance and operating flexibility in 2004 as production can be quickly ramped up or down at minimal cost in response to customer demand, electricity costs, or maintenance requirements across its expanded network of eight sodium chlorate manufacturing facilities. Production capacity utilization averaged 96%, down slightly from 2003.

Technology revenue of $25.7 million in 2004, generated a gross profit contribution of $14.1 million, down $3.3 million from the prior year, due principally to the normal course expiry of 10 year chlorine dioxide generator royalty licenses.

Sodium chlorate sales represent approximately 81% of ERCO Worldwide's total revenue and are principally sold to bleached pulp manufacturers. Sodium chlorate is required to generate chlorine dioxide that bleaches the pulp and represents approximately 5% of the variable cost to manufacture bleached pulp. As a result, sodium chlorate sales volumes and prices tend to be very stable over time despite the volatility of bleached pulp prices (see the following chart). ERCO Worldwide's top 10 customers comprised approximately 54% of its revenues in 2004, with its largest customer representing 9% of its revenues.

Pulp Prices Compared to Sodium Chlorate Prices & Sales Volumes


Sodium Chlorate
(Source Market Wire)
NBSK
(Source Paper Loop)
Sodium Chlorate Sales Volumes
(ERCO Worldwide)
US$/tonne
800
700
600
500
400
300
200
000s Metric Tonnes
600
500
400
300
1996
1997
1998
1999
2000
2001
2002
2003
2004

Cash operating, administration and tax costs were $94.3 million in 2004, an increase of $5.1 million over the prior year, due to the full year addition of overhead costs at the two Albchem sodium chlorate plants as well as $2.1 million incurred in September to exit the calcium hypochlorite business. The elimination of calcium hypochlorite production enables increased sales of chlorine and caustic, and is anticipated to contribute to increased profitability going forward.

Maintenance capital costs of $7.6 million in 2004, increased by $1.2 million over the prior year due principally to the addition of the two Albchem sodium chlorate plants. For 2005, maintenance capital expenditures are expected to be comparable to 2004 levels.

Growth capital expenditures on the five year sodium chlorate cell replacement program continued with $4.3 million spent during 2004 ($12.2 million cumulatively). The project is approximately 45% complete with expenditures of $12.0 million anticipated over the next three years. Estimated annual electrical energy savings of $2 million are being realized. Cell design work has resulted in design modifications which are expected to result in additional electrical efficiencies. The cell replacement program is considered to be growth capital in nature as the project will improve the production efficiency of the business. Growth capital expenditures in 2003 aggregated $130.1 million, comprised of $122.8 million to acquire Albchem, $3.9 million of cell replacement expenditures, and $3.4 million to complete the sodium chlorite plant in Thunder Bay, Ontario.

During the third quarter, ERCO Worldwide entered into a long-term sodium chlorate supply agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas CMPC S.A., one of the world's leading producers of bleached pulp. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill and supply CMPC's three pulp mills located in Chile. This new plant is estimated to cost Cdn. $65 million and is scheduled to start up in mid-2006, increasing ERCO Worldwide's sodium chlorate production capacity by 10% to approximately 635,000 tonnes. Procurement and site permitting work has been initiated with expenditures of $1.4 million incurred to date. Construction costs are expected to be funded from existing revolving term bank facilities.

Outlook

ERCO Worldwide's results in 2005 are anticipated to be comparable to 2004, as increased sales volumes and prices are expected to be offset by increased electrical energy costs and the impact of the appreciation of the Canadian dollar on US dollar denominated sales. ERCO Worldwide continues to focus on opportunities to increase its operational efficiencies and to explore other growth opportunities. The construction of the new sodium chlorate plant in Chile provides a sound platform to penetrate the growing South American sodium chlorate market at minimum risk and is expected to contribute to ERCO's profitability upon start-up in 2006.

Business Risks

Competition. ERCO Worldwide, one of four global sodium chlorate producers, competes with Eka Chemicals, Finnish Chemicals and Nexen Chemicals on a worldwide basis. The business also competes with a number of smaller regional producers. Key competitive factors include price, product quality, logistics capability, reliability of supply, and technical capability and service. Of the global producers, Finnish Chemicals and Nexen Chemicals do not provide chlorine dioxide generators or related technology. The business also competes with various other chemical producers, such as Dow Chemicals, Pioneer, Arch Chemicals, Inc., Nexen Chemicals, Occidental Chemicals, and Vulcan Chemicals, in the sale of its other chemical products.

Foreign Currency Rate Risk. Approximately 49% of ERCO Worldwide's production is manufactured in Canada and sold to customers in the United States and offshore and are denominated in US dollars. ERCO Worldwide manages its exposure to fluctuations between the US and Canadian dollar by entering into hedge contracts with external third parties and internally with other Superior Plus divisions. Approximately 72%, 66%, 28% and 11% of ERCO Worldwide's parties US dollar cash flows for the years 2005, 2006, 2007 and 2008, respectively, have been hedged. (See "Foreign Currency Hedging" and Note 14(iv) to the Consolidated Financial Statements).

Supply Arrangements. ERCO Worldwide uses three primary raw materials to produce its chemical products: electricity, salt and water. Electricity comprises 75% to 85% of variable production costs. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located. These contracts generally provide ERCO Worldwide with some portion of firm power supply and a portion that may be interrupted by the producer based on the terms of the various agreements. The business can reduce its power consumption quickly and at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid. In jurisdictions where electrical costs are deregulated, fixed-price term supply contracts are entered into in order to manage production costs. Approximately 29% of ERCO Worldwide's annual power requirements are located in deregulated electricity jurisdictions, of which approximately two-thirds of their annual requirements have been sourced through fixed cost electrical contracts, for remaining terms of one to twelve years with three investment grade counter-parties. (See Note 14(iii) to the Consolidated Financial Statements).

ERCO Worldwide purchases salt from third-party suppliers at each of its plants with the exception of the Bruderheim, Hargrave and Saskatoon facilities, which are self-supplied through long-term salt reserves that are solution mined on site. Salt purchase contracts are typically fixed-price contracts with terms of one year or greater, often with automatic renewals. Salt costs typically comprise about 10% of variable production costs of sodium chlorate.

Environmental Risk. ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical

Producers Association, an association that promotes the safe and environmentally sound management of chemicals. ERCO Worldwide manages its environmental and safety risk in a manner consistent with Responsible Care protocols and strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. The business has not had a material environmental or safety incident for over 12 years and has steadily reduced the number of safety and environmental incidents at all of its facilities.

Employee and Labour Relations. As at December 31, 2004, ERCO Worldwide has 409 employees of which approximately 157 (38%) are unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements which expire from 2007 to 2009.

Winroc

Superior purchased Winroc, the seventh largest distributor of specialty walls and ceilings construction products in North America, effective June 11, 2004, for cash consideration of $104.2 million on a debt free basis, including transaction costs. The acquisition of Winroc provides Superior with further business diversification and an additional platform for value growth. Winroc is a well established margin based distribution service business with characteristics similar to that of Superior Propane. The accounting for the acquisition is more fully described in Note 4 to the Consolidated Financial Statements.

Since its acquisition on June 11, 2004, Winroc has generated strong performance, contributing $14.4 million of operating distributable cash flow, representing 7% of the Fund's total. For comparison purposes, Winroc's condensed operating results for the years 2004 and 2003 are provided in the following table. In addition, selected historical information for the last five years is provided on page 19 of this Annual Report.

(millions of dollars)	June 11 – December 31	Year Ended December 31	
	2004	2004	2003
Distribution sales gross profit	46.9	79.9	61.7
Direct sales gross profit	2.6	4.4	3.6
Gross profit	49.5	84.3	65.3
Less: Cash operating, administration and tax costs	(32.5)	(56.4)	(47.4)
Cash generated from operations before changes in net working capital	17.0	27.9	17.9
Capital expenditures, net	(2.6)	(6.9)	(5.8)
Operating distributable cash flow	14.4	21.0	12.1

Operating distributable cash flow for the year ended December 31, 2004 reached $21.0 million, an increase of $8.9 million or 74% over the prior year. Distribution operations contributed $8.8 million of this increase due to the year-over-year growth in distribution branches from 27 to 32, the relocation of two existing branches to larger operating locations, and robust residential new construction demand activity, particularly in the United States. Sales revenue reached $384.8 million in 2004, an increase of 24% over the prior year. Gypsum board sales volumes from distribution operations increased by 19% over the prior year, and provide an indication of overall sales volume trends from distribution operations. Gross profit margins improved slightly over the prior year due to Winroc's increased purchasing scale. Gross profit earned from direct sales to third party distributors increased by $0.8 million over the prior year due to strong industry demand conditions and an increase in the number of distributors serviced. Cash operating, administration and tax costs were $56.4 million in 2004, an increase of 19% over the prior year period, due to increased distribution volumes and the increase in the number of operating locations. Net capital expenditures of $6.9 million in 2004 and $5.8 million in 2003, were above ongoing maintenance capital requirements as expenditures were increased in support of anticipated distribution volume growth. Maintenance capital expenditures in 2005 are expected to be in the $4 to $5 million range.

In December 2004, Winroc expanded its distribution operations into Ontario by acquiring the business of Interior Building Supplies Company Ltd. ("IBS") with operations located in Windsor, London and Cambridge, Ontario for $12.2 million on a debt free basis. The IBS acquisition cost has been included in "acquisitions" on the Consolidated Statement of Cash Flows and excluded from the distributable cash flow calculation.

Winroc enjoys considerable geographic and customer diversification servicing over 5,600 customers across 32 distribution branches (See "Distribution Revenues by Region" pie chart). Winroc's 10 largest customers represent approximately 14% of its annual distribution sales. Winroc enjoys a strong position in the distribution markets where it operates, supported by its complete walls and ceilings product line and procurement capabilities (See "Distribution Revenues by Product" pie chart).

Distribution Revenues by Region – 2004 | Distribution Revenues by Product – 2004


31% Western US
28% Prairies
19% BC
13% Midwest US
9% Ontario (IBS)
51% Drywall & Components
14% Ceilings
12% Steel Framing
10% Insulation
8% Stucco & Plaster
5% Tools & Fasteners

Sales to commercial builders and contractors are comprised of Winroc's full product line whereas sales to residential builders and contractors are principally comprised of gypsum board and accessories, insulation and plaster products. Demand for walls and ceiling construction products is influenced by overall economic conditions with an estimated 50% of sales servicing residential new construction and remodeling activity and 50% of sales servicing commercial new construction and remodeling activity. Overall demand has grown steadily over time as new commercial construction demand trends have historically lagged new residential construction, while remodeling expenditures have increased steadily. (See "End-Use Construction Demand Profile" chart).

End-Use Construction Demand Profile


250
200
150
100
50
USA Non-Residential Construction Footage Put In Place (Millions Sq. Ft.)
USA Residential Additions and Alterations (Billions of dollars)
US Housing Starts (Millions)
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Est. 2004

Outlook

For 2005, Superior's operating distributable cash flow will benefit from a full year's ownership of Winroc. Additionally, Winroc's 2005 annual operating distributable cash flow performance is anticipated to increase modestly as a result of the IBS acquisition, continued growth of existing distribution operations, and continued strong industry demand trends. Winroc continues to explore opportunities to profitably expand its distribution operations through a combination of expanding greenfield locations and acquisitions.

Business Risks

Competition. The North American walls and ceilings construction product business generates estimated annual sales revenues of $16 billion. Specialty distributors such as Winroc service the builder/contractor market representing 50% to 60% of total industry revenues with the remainder sold through big-box home centres and independent lumber yards which service the "do-it-yourself" market as well as direct sales to modular home manufacturers. The specialty walls and ceilings distribution business is a local, relationship based business in which distributors compete on the basis of price and service. Barriers to entry are relatively low. Winroc positions itself as a productivity partner with the installing contractor, providing value added "stock and scatter" job site service. Winroc's multi-location distribution network, strong market position and Allroc purchasing operation, provide it with purchasing scale, product line breadth and knowledge that assists its customers, providing it with a competitive advantage over smaller competitors. The specialty distribution sector is highly fragmented with the top seven competitors representing an estimated 25% of overall North American industry revenues.

Demand, Supply and Pricing. Demand for walls and ceilings building materials is affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction, and office/commercial space turnover.

Housing starts reflect the level of new residential construction activity. The level of new commercial construction activity has historically lagged new residential activity as commercial infrastructure is put in place to service residential development. Renovation activity trends have historically followed existing home resales and turnover of occupants in commercial building space. Winroc's sales are moderately seasonal, consistent with new construction and renovation market activity, with approximately 53% of revenues generated during the second and third quarters.

Winroc carries a comprehensive product line comprised of over 23,000 stock keeping units. Its six principal product lines (See Distribution Revenues by Product pie chart), are sourced from over 100 suppliers. Winroc is not reliant on any one supplier to source product within its principal product lines. Winroc leverages its purchasing capability through its Allroc purchasing division, which provides third-party purchasing services for over 38 independent distributors and retailers. Winroc purchases its products pursuant to various purchasing programs and does not enter into long-term purchase contracts.

The walls and ceilings specialty distribution business is a "margin-based" business where the level of profitability is dependent on the difference earned between selling prices and wholesale product cost, management of operating expenses and working capital. Changes in product costs are normally passed through to customers, but timing lags may result in both positive and negative fluctuations of gross margins.

Employee and Labour Relations. As at December 31, 2004, Winroc had 677 employees of which approximately 68 (10%) are unionized at three locations. Collective bargaining agreements expire between March 2005 and 2008, and are renegotiated in the normal course of business.

Health, Safety and Environment. Distribution of walls and ceilings construction products is a physically challenging job. Winroc is committed to a safe workplace, and maintains safe working practices through proper procedures and direction and utilization of equipment such as forklift trucks, cranes and carts. Winroc handles and stores a variety of construction materials and maintains appropriate materials handling compliance programs.

Superior Energy Management ("SEM")

SEM generated operating distributable cash flow of $5.8 million in 2004, representing 3% of the Fund's total. Compared to 2003, SEM's operating distributable cash flow increased by $2.4 million (71%) due to increased natural gas sales volumes and margins partially offset by higher selling and administration costs. Condensed operating results for 2004 and 2003 are provided in the following table. See Note 16 to the Consolidated Financial Statements for detailed comparative business segment results and page 19 of this Annual Report for selected historical information for the last three years since its inception.

(millions of dollars except per gigajoule ("GJs") amounts)	2004		2003	
		¢/GJ		¢/GJ
Gross profit	13.4	47.7	8.1	38.8
Less: Cash operating, administration and selling costs	(7.6)	(27.1)	(4.7)	(23.0)
Operating distributable cash flow	5.8	20.6	3.4	15.8
Natural gas sold (millions of GJs)	28.1		20.9	

SEM commenced fixed-price, term natural gas sales in October 2002 to commercial, light industrial and residential customers in Ontario. In 2004, SEM increased its sales focus on the Ontario residential market and expanded into the Quebec commercial market. Gross profit from natural gas sales reached $13.4 million, an increase of 65% from the prior year. Sales volumes increased by 34% to 28.1 million GJs while sales margins increased 23% to 47.7 cents/GJ. Higher sales margins in 2004 resulted from growth in higher margin residential sales volumes. Sales margins in 2003 were constrained by customer contracts acquired in the fourth quarter of 2002 at no margin that were renewed at normal commercial margins throughout 2003.

Cash operating, administration and selling costs were $7.6 million in 2004, an increase of $2.9 million (62%) over 2003. Higher administrative costs incurred to support SEM's expanded activity level, contributed one-third of the overall cost increase with the remaining increase due to higher selling costs associated with the growth in SEM's customer base. Costs incurred to obtain customer sales contracts are expensed at the time gas deliveries commence.

SEM successfully increased the value of its business during 2004 by expanding its contracted customer base by 167% to 28,800 customers and extending the average remaining term of its customer contracts by 88% to 32 months. SEM sells fixed-price natural gas for terms up to five years. SEM's largest customer represented 6% of 2004 gross profits (2003 – 10%). SEM's largest supplier represented 44% of its fixed-price supply portfolio.

Outlook

SEM plans to continue to grow its fixed-price natural gas business in 2005, with emphasis on growing its residential business in Ontario and commercial business in Quebec. SEM plans to review the Ontario government's detailed deregulation plans, released in February 2005, and assess the merits of entering the Ontario fixed-price commercial/light industrial electricity market.

Business Risks

Fixed-Price Offerings. SEM resources its fixed-price term natural gas sales commitments by entering into various forward financial and physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost. SEM transacts with 12 financial and physical natural gas counterparties. The financial condition of each counterparty is evaluated and credit limits established to reduce SEM's exposure to credit risk of non-performance. See "Foreign Currency Hedging" and Notes 14(ii) and 14(iv) to the Consolidated Financial Statements for fixed-price natural gas and foreign exchange purchase commitment amounts. A marginally long fixed-price natural gas position is maintained in order that SEM's sales team and agents can market fixed-price offerings to potential customers with a known cost of gas. Unmatched forward natural gas and foreign exchange positions are monitored daily in compliance with SEM's risk management policy.

Balancing. SEM purchases natural gas to meet its estimated commitments to its customers based upon the historical consumption of gas by its customers evidenced by the records of the local natural gas distribution utility ("LDC") that services a particular customer. Depending on several factors including weather and customer attrition, customer natural gas consumption may vary from the volume purchased by SEM. Consumption variances must be reconciled and settled at least annually and may require SEM to purchase or sell natural gas at market prices which could adversely impact SEM's profitability. To mitigate potential balancing risk, SEM accrues estimated balancing costs on an ongoing basis and actively monitors and manages its balancing positions.

Regulatory Environment. SEM operates in the highly regulated natural gas industry in the provinces of Ontario and Quebec. Changes to existing legislation could impact SEM's operations. As part of the ABC services (Agent, Billing & Collection services), LDCs are mandated to perform certain services on behalf of SEM including invoicing, collection and assuming specific bad debt risks associated with SEM's customers under these types of customer arrangements. In addition, the LDC's perform regulated services that include storage and distribution of the natural gas. If the rules mandating LDCs to provide ABC services were withdrawn, there is no assurance the LDCs would continue to provide these services. This could require SEM to resource these services directly, potentially adversely impacting its profitability and business risk.

Corporate

Cash corporate administrative costs were $6.9 million in 2004, which is comparable to prior years. Cash taxes were limited to federal and provincial capital taxes of $3.5 million (2003 – $3.2 million), similar to prior year levels as income taxes were fully deferred. Capital and income taxes have been allocated to Superior's four business segments based on net taxable capital deployed and net earnings, respectively. Cash taxes are expected to remain at similar levels for 2005.

Interest expense on revolving term bank credits and term loans was $15.5 million in 2004, an increase of $0.8 million over the prior year period, due to a modest increase in average debt levels in 2004 used to finance growth capital expenditures. Lower floating interest rates in 2004 were offset by the full year impact of the issuance of higher cost 10-year average life debt in the fourth quarter of 2003. Interest on the Fund's 8% Series 1 and Series 2 convertible unsecured subordinated debentures (the "Debentures") was $13.6 million in 2004, down $9.1 million from the prior year, due to the conversion of $118.1 Debentures into 6.0 million trust units during 2004 (See "Cash Flow and Financing Activity"). As at December 31, 2004, approximately 17% of Superior's total debt obligations (including accounts receivable sales program) are subject to fixed interest rates, 71% are subject to Canadian floating interest rates and 12% are subject to US dollar floating interest rates.

Quarterly Financial and Operating Information

Quarterly financial and operating information for 2004 and 2003 is provided in the table below. Superior's overall operating cash flow and working capital funding requirements are modestly seasonal as approximately three-quarters of Superior Propane's operating cash flow is generated during the first and fourth quarters of each year as approximately 50% of its sales are generated from space heating end-use applications. Net working capital funding requirements follow a similar seasonal trend, peaking during the first quarter of each year and declining to seasonal lows during the third quarter. The seasonality of Winroc's operating cash flow and working capital funding requirements are complementary to Superior Propane's as new construction and remodelling activity typically peaks during the second and third quarter of each year. ERCO Worldwide and SEM's operating cash flow and net working capital requirements do not have significant seasonal fluctuations.

(millions of dollars except per trust unit amounts)	2004 Quarter				2003 Quarter			
	First	Second	Third	Fourth	First	Second[2]	Third	Fourth
Propane sales volumes (millions of litres)	514	302	290	438	542	318	298	467
Chemical sales volumes (thousands of MTs)	155	161	163	170	139	132	138	165
Natural gas sales volumes (millions of GJs)	7	7	7	7	4	5	6	6
Gross profit	141.4	116.0	130.2	155.2	139.2	100.0	95.0	137.5
Net earnings (loss)	36.7	21.1	20.4	33.0	30.3	(88.1)	11.5	26.7
Per basic trust unit	$ 0.52	$ 0.29	$ 0.28	$ 0.44	$ 0.62	$ (1.60)	$ 0.18	$ 0.39
Per diluted trust unit	$ 0.49	$ 0.29	$ 0.27	$ 0.43	$ 0.56	$ (1.60)	$ 0.18	$ 0.39
Distributable cash flow	60.1	31.3	36.1	55.0	57.4	21.2	17.8	49.0
Per basic trust unit	$ 0.85	$ 0.43	$ 0.49	$ 0.73	$ 1.18	$ 0.38	$ 0.27	$ 0.71
Per diluted trust unit	$ 0.76	$ 0.42	$ 0.48	$ 0.69	$ 0.98	$ 0.38	$ 0.27	$ 0.66
Net working capital[1]	(3.8)	36.2	62.9	97.9	60.5	26.4	32.5	36.9

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 15(i) to the Consolidated Financial Statements.

Fourth Quarter Results

Fourth quarter 2004 distributable cash flow reached $55.0 million, an increase of $6.0 million (12%) over the prior year period. Operating distributable cash flow increased by $2.7 million as strong performance from Winroc, acquired in June 2004, more than offset lower results from Superior Propane that were impacted by soft heating end-use sales demand and increased maintenance capital expenditures. The remaining $3.2 million improvement was due to lower Debenture interest expense due to the conversion of Debentures into trust units as well as lower corporate administration costs, partially offset by higher borrowing costs associated with financing the Winroc acquisition. Net earnings increased by 24% over the prior year period, consistent with the increase in distributable cash flow. Distributable cash flow per trust unit reached $0.73 per trust unit, an increase of 3% over the prior year period as the 12% increase in distributable cash flow was partially offset by a 9% increase in the weighted average number of trust units outstanding in the fourth quarter of 2004 due to conversion of Debentures and the exercise of warrants during 2004. Further discussion of the 2004 fourth quarter results is provided in the Fund's Fourth Quarter and 2004 Earnings Release, dated March 9, 2005.

Capital Resources

The Fund's distributions to Unitholders are sourced entirely from its equity and Shareholder Note investments in Superior. The Fund's investments are in turn financed by trust unit equity and by the Debentures. The quoted market value of the Fund's trust unit capital and Debentures was $2.3 billion and $179 million, respectively, based on closing prices on December 31, 2004 on the Toronto Stock Exchange.

Superior's net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program. Maintenance capital requirements are funded from operating cash flow. Distributions are funded by, and to the extent of, operating cash flow after deducting maintenance capital expenditures and other provisions as deemed appropriate. Capital required to finance Superior's growth is funded by a combination of equity capital, retained distributable cash flow, and debt as appropriate to maintain a strong and flexible financial position to support the efficient execution of its business plans. Superior and the Fund have financed their growth over time consistent with these financing policies as demonstrated by the following table:

(millions of dollars)	2000	2001	2002	2003	2004	Total	
Acquisitions and other capital expenditures:							
Superior Propane	–	2.1	(5.1)	(0.3)	4.2	0.9	
ERCO Worldwide	–	–	584.5	130.1	5.7	720.3	
Winroc	–	–	–	–	116.4	116.4	
	–	2.1	579.4	129.8	126.3	837.6	
Financed by:							
Total debt [1]	–	2.1	549.1	(293.9)	(16.4)	240.9	29%
Trust unit capital [2]	–	–	30.3	413.1	126.2	569.6	68%
Retained distributable cash flow	–	–	–	10.6	16.5	27.1	3%
	–	2.1	579.4	129.8	126.3	837.6	100%
Debt leverage:							
Senior Debt/EBITDA [3][4]	2.7	1.7	2.6	2.0	2.2		
Total Debt/EBITDA [1][4]	2.7	2.8	4.2	3.1	2.7		

(1) Total Debt financing includes changes in senior debt, proceeds from the trade accounts receivable sales program, and Debentures issued by the Fund, net of Debentures converted into trust unit capital.

(2) Trust unit capital financing represents trust unit capital issued directly and through conversion of Debentures and Warrants into trust units.

(3) Senior Debt includes senior debt and proceeds from trade accounts receivable sales programs.

(4) EBITDA is a non-GAAP measure that represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

Cash Flow and Financing Activity

As detailed in Note 1 to the Consolidated Financial Statements, distributable cash flow reached $182.5 million in 2004, a 25% increase over $145.4 million generated in 2003. In March 2004, the Fund announced the discontinuance of its previous practice of paying annual "top-up" distributions with respect to any remaining undistributed cash flow generated in the prior year, in favour of paying out an increased proportion of expected sustainable distributable cash flow on a regular monthly basis. Prior to this change in distribution practice, the Fund paid out 100% of its distributable cash flow to Unitholders. As detailed in the table below, the Fund paid out 91% of its distributable cash flow in 2004 and 2003, with the remaining undistributed cash flow of $16.5 million (2003 – $10.6 million) being reinvested in the business.

(millions of dollars except per trust unit amounts)	2004		2003	
		Trust Unit		Trust Unit
Distributions paid in the calendar year	179.1	$ 2.465	133.4	$ 2.28
Less: March "top-up" distribution paid with respect to prior year	(13.1)	(0.185)	(11.7)	(0.24)
Add: March "top-up" distribution paid in following year	n/a	n/a	13.1	0.185
Distributions paid with respect to current year's distributable cash flow	166.0	$ 2.28	134.8	$ 2.225
Reinvested distributable cash flow	16.5	0.23	10.6	0.225
Distributable cash flow (Note 1 to the Consolidated Financial Statements)	182.5	$ 2.51	145.4	$ 2.45
Distribution pay out ratio		91%		91%

Net working capital funding requirements, excluding acquisitions, increased by $28.1 million in 2004 over the prior year due mainly to the impact of higher wholesale propane costs at Superior Propane and higher sales and product costs at Winroc. See Note 16 to the Consolidated Financial Statements for comparative net working capital levels by division.

Growth capital expenditures amounted to $126.3 million in 2004 and $129.8 million in 2003. Details on growth capital expenditures by division are provided in the table above as well as in the reviews of operating results by division.

Growth capital and net working capital requirements were funded mainly from the increase in revolving term bank credits and term loans of $142.9 million in 2004. An additional $8.1 million was raised from the exercise of 0.4 million trust unit warrants. As at December 31, 2004, 3.1 million trust unit warrants remained outstanding, exercisable at $20 per trust unit until May 2008, representing a potential $62.0 million source of future equity capital. In 2003, a total of $603.3 million was financed, comprised of proceeds of $327.9 million from the issue of trust units, $244.0 million from the issue of term loans and revolving term bank credits, and $31.4 million of net proceeds from the sale of accounts receivable. Funds raised were used to repay the $340.0 million ERCO Worldwide acquisition credit facility, fund growth capital expenditures of $129.8 million and the $138.8 million cost to internalize the management agreements.

Debentures outstanding at December 31, 2004 amounted to $116.5 million, a decrease of $118.0 million from the prior year end, due to conversion of Debentures into 6.0 million trust units in response to the 17% increase in the trust unit trading price during 2004. In 2003, $85.2 of million Debentures were converted into 4.8 million trust units.

The weighted average number of trust units outstanding in 2004 increased by 22% to 72.7 million trust units compared to the prior year. The increase resulted from Debenture conversions in 2003 and 2004, the full year impact of trust unit financings completed in 2003, and the exercise of trust unit warrants in 2004.

Contractual Obligations and Other Commitments

			Payments Due In			
(millions of dollars)	Notes[1]	Total	2005	2006-2007	2008-2009	Thereafter
Revolving term bank credits and term loans	8	446.2	–	246.9	7.4	191.9
Convertible Debentures	9	116.5	–	13.9	102.6	–
Operating leases[2]	14[i]	63.0	19.2	24.2	13.9	5.7
Natural gas, propane & electricity purchase commitments	14[ii][iii]	875.6	332.0	249.2	170.2	124.2
Future employee benefits	10	23.1	4.5	9.0	9.0	0.6
Total contractual obligations		1,524.4	355.7	543.2	303.1	322.4

(1) Notes to the Consolidated Financial Statements.

(2) Operating lease commitments together with the accounts receivable sales program described below, comprise Superior's off-balance sheet obligations.

Revolving term bank credits and term loans include fixed rate borrowings of $92.0 million bearing an average interest rate of 6.7%, floating US dollar interest rate borrowings of US $68.3 million, and floating Canadian dollar interest rate borrowings of $371.8 million (including accounts receivable sale program – See "Liquidity" section). At December 31, 2004, revolving term bank credits and term loans included borrowings of US $144.7 million (2003 – $115.5 million) and are secured by a general charge over the assets of Superior. Debt covenants limit the incurrence of additional long-term debt and payments of distributions to the Fund if Superior's senior debt (including proceeds raised from the accounts receivable sales program) exceeds three times EBITDA (as previously defined) for the last 12 month period as adjusted for the pro forma impact of acquisitions. At December 31, 2004, this ratio was 2.2 to 1.0 (December 31, 2003 – 2.0 to 1.0).

Debentures are obligations of the Fund and consist of $13.9 million Series 1 Debentures maturing July 31, 2007 and $102.6 million Series 2 Debentures due November 1, 2008. The Series 1 and Series 2 Debentures bear interest at 8% and are convertible at the option of the holder into trust units at $16.00 and $20.00 per trust unit, respectively. Superior has swapped $100 million principal amount of the fixed interest Debenture obligation into a floating interest rate obligation. The Fund may elect to satisfy interest and principal Debenture obligations by the issuance of trust units. Including the Fund's Debentures, Superior's total leverage ratio improved from 3.1 times at December 31, 2003 to 2.7 times at December 31, 2004, due to the conversion of $118.0 million of Debentures into trust unit equity during 2004.

At December 31, 2004, 34% of Superior's revolving term bank credits and term loans and Debenture obligations were not repayable for at least five years.

Operating leases consist of rail cars, premises and other equipment. Rail car leases comprise 41% of total operating lease commitments and are used to transport ERCO Worldwide's finished product to its customer locations and by Superior Propane to transport propane from supply sources to its branch distribution locations.

Natural gas and propane fixed-price supply commitments are used to resource similar volume and term fixed-price sales commitments to customers of SEM and Superior Propane, thereby creating a fixed sales gross margin. ERCO Worldwide has entered into fixed-price electricity contracts for a term of up to 12 years for approximately 19% of its annual power requirements.

Superior Propane's pension plans have an unrecorded accrued net benefit asset of $27.6 million and is not included with Future employee benefit obligations shown above. See Note 10 to the Consolidated Financial Statements.

Foreign Currency Hedging

SEM contracts for a portion of its fixed-price natural gas purchases in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar denominated debt is also used to mitigate the impact of foreign exchange fluctuations on distributable cash flow. Superior's US dollar denominated debt acts as a balance sheet hedge of its US dollar denominated net assets. Superior hedges its estimated net US dollar future cash flow requirements with external third party contracts after first matching SEM's forward US dollar purchase requirements internally against ERCO Worldwide's US dollar revenue where possible.

As at December 31, 2004, SEM had hedged approximately 100% of its US dollar natural gas purchase obligations and ERCO Worldwide had hedged 72%, 66%, 28% and 11% of its estimated US dollar revenue stream for 2005, 2006, 2007 and 2008, respectively, as shown in the chart below (See Note 14(iv) to the Consolidated Financial Statements):

(US millions of dollars)	2005	2006	2007	2008	2009	Total
SEM – US$ forward purchases	118.6	93.6	55.9	47.0	39.4	354.5
ERCO – US$ forward sales	(86.6)	(79.1)	(33.0)	(12.6)	–	(211.3)
Net US$ forward purchases	32.0	14.5	22.9	34.4	39.4	143.2
SEM – Average US$ forward purchase rate	1.31	1.30	1.27	1.28	1.28	1.29
ERCO – Average US$ forward sales rate	1.39	1.31	1.25	1.23	–	1.33
Net average external US$/Cdn$ exchange rate	1.34	1.30	1.26	1.27	1.28	1.31

Liquidity

(millions of dollars)	Total Amount	Amount Outstanding as at December 31, 2004	Amount Available as at December 31, 2004
Revolving term bank credit facilities	355.0	246.9	98.3
Accounts Receivable Sales Program	100.0	100.0	–

Superior has revolving, three year term, bank credit facilities with eight banks aggregating $355.0 million, an increase of 45% over prior year end levels. The credit facilities are renewable annually. The amount available is reduced by outstanding letters of credit. Principal covenants are described above in "Contractual Obligations and Other Commitments".

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivables on a 30-day revolving basis to an entity sponsored by a Canadian Chartered Bank to finance a portion of its working capital requirements and represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2004, proceeds of $100.0 million (2003 – $100.0 million) had been raised from this program and were used to repay revolving term bank credits. See Note 5 to the Consolidated Financial Statements. Superior is able to adjust the size of the sales program on a seasonal basis in order to match the fluctuations of its accounts receivable funding requirements. The program requires Superior to maintain a minimum unsecured credit rating of BB+ and meet certain collection performance standards. Superior is currently fully compliant with program requirements.

Superior's secured long-term debt credit ratings are BBB(low) by the Dominion Bond Rating Service with a stable outlook and BBB- by Standard & Poor's (BB+ unsecured). On December 16, 2004, S&P changed the outlook on Superior's rating from stable to negative citing a weakened industry credit profile and narrow business focus associated with ERCO Worldwide's pulp chemicals business. The change in Standard & Poor's outlook has had no immediate impact on Superior's ability to borrow or its cost of borrowing.

Unitholders' Capital

As at December 31, 2004 and 2003, the following trust units, and securities convertible into trust units, were outstanding:

(millions)	December 31, 2004 Convertible Securities	Trust Units	December 31, 2003 Convertible Securities	Trust Units
Series 1, 8% Debentures (convertible at $16 per trust unit)	$ 13.9	0.9	$ 25.6	1.6
Series 2, 8% Debentures (convertible at $20 per trust unit)	$ 102.6	5.1	$ 208.9	10.4
Warrants (exercisable @ $20 per trust unit)	3.1	3.1	3.5	3.5
Trust units outstanding		75.9		69.4
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		85.0		84.9

In addition, as at December 31, 2004, there were 960,000 trust unit options outstanding (December 31, 2003 – 1,060,000 trust unit options) with a weighted average exercise price of $20.71 per trust unit. The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current market price of the trust units.

Outlook

In 2005, we anticipate distributable cash flow per trust unit to be comparable to 2004. Increased distributable cash flow is expected from a full year's contribution from the acquisition of Winroc, offset by the dilutive impact of continued Debenture conversions and Warrant exercises into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to Unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Sensitivity Analysis

The Fund's estimated cash flow sensitivity in 2005 to the following changes are provided in the following chart:

	Change	Change	Impact on Distributable Cash Flow	Per Trust Unit
Superior Propane				
Change in sales margin	$0.005/litre	3%	$7.7 million	$ 0.10
Change in sales volume	50 million litres	3%	$6.5 million	$ 0.08
ERCO Worldwide				
Change in sales price	$10.00/tonne	2%	$6.5 million	$ 0.08
Change in sales volume	10,000 metric tonnes	2%	$3.5 million	$ 0.05
Winroc				
Change in sales margin	1% change in average gross margin	4%	$2.9 million	$ 0.04
Change in sales volume	4% of sales revenues	4%	$1.7 million	$ 0.02
Superior Energy Management				
Change in sales margin	$0.02/GJ	5%	$0.6 million	$ 0.01
Change in sales volume	1 million GJ	5%	$0.5 million	$ 0.01
Corporate				
Change in Cdn$/US$ exchange rate[1]	$ 0.01	1%	$0.4 million	$ 0.01
Corporate change in interest rates	0.5%	15%	$2.8 million	$ 0.04

(1) After giving effect to US$ forward sales contracts. See "Foreign Currency Hedging".

Business Risks – Corporate

Interest Rates. Superior maintains a substantial floating interest rate exposure through a combination of floating interest rate borrowings and the use of derivative instruments (See Notes 8 and 9 to the Consolidated Financial Statements). Demand levels for approximately 50% of Superior Propane's sales and substantially all of ERCO Worldwide's and Winroc's sales are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates are generally aligned, providing Superior with a natural business hedge against interest rates.

Foreign Exchange Risk. A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability. Superior mitigates this risk by hedging. See "Sensitivity Analysis" on the previous page.

Critical Accounting Estimates. Application of accounting estimates requires certain assumptions to be made regarding future events. These estimates require experience and judgement and are subject to inherent risk of inaccuracy, particularly where they relate to events expected to take place well into the future. Long-term estimates are examined on a regular basis and adjusted prospectively when necessary.

New Accounting Policies. Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants ("CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and are recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing cost. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the estimated undiscounted cash flows except from its eventual disposition.

Effective July 1, 2004, the Fund adopted the new recommendations of the CICA regarding purchase rebates. Under this policy, purchase rebates are recognized as a reduction of cost of product sold when the related performance is completed and the inventory is sold.

Effective December 31, 2004, the Fund adopted the new recommendations of the CICA regarding variable interest entities. This policy provides additional guidance with respect to the requirements to consolidate entities on a basis other than ownership or voting interests.

In July 2004, the CICA proposed to amend Handbook Section 3500 "Earnings per Share", to reflect similar amendments adopted by the International Accounting Standards Board and proposed by the US Financial Accounting Standards Board. The majority of the amendments relate to the treatment of manditorily convertible instruments. The CICA expects changes to be effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2005. We currently do not have any manditorily convertible instruments and therefore do not expect these amendments to have a material impact on the Fund.

The Accounting Standards Board ("AcSB") has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:

- all trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
- all remaining financial assets will be recorded at cost and amortized through the financial statements;
- a new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
- an update to AcG-13 to incorporate the fair value changes not recorded in the income statement to be recorded through the comprehensive income statement.

The Fund has not assessed the future impact of these proposals on the financial statements.

The AcSB has proposed a new Handbook section 1506 "changes in accounting policies and estimates, and errors" to provide guidance around when and how an entity is permitted to change an accounting policy as well as establish appropriate disclosures to explain the effects of changes in accounting policy, estimates and corrections of errors.

The AcSB has proposed to extend the period during which subsequent events are required to be considered. This period is between the balance sheet date and when the financial statements are authorized for issue. Furthermore, disclosure is required as to the date the financial statements were authorized for issue and who provided that authorization.

Selected Financial Information

Years Ended December 31 (millions of dollars except per trust unit amounts)	2004	2003[1]	2002
Total assets (as at December 31)	1,549.0	1,443.7	1,404.5
Total revenues	1,552.8	1,234.3	640.9
Gross profits	542.8	471.7	295.8
Net earnings (loss)	111.2	(19.6)	60.6
Per trust unit basic	$ 1.53	$ (0.33)	$ 1.29
Per trust unit diluted	$ 1.51	$ (0.33)	$ 1.29
Cash generated from operations before changes in working capital	195.7	14.0	93.7
Distributable cash flow	182.5	145.4	90.6
Per trust unit	$ 2.51	$ 2.45	$ 1.93
Cash distributions per trust unit[2]	$ 2.465	$ 2.28	$ 1.99
Current and long-term debt (as at December 31)	446.2	317.8	443.4

(1) 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 15(i) to the Consolidated Financial Statements.

(2) Cash distributions per trust unit paid in fiscal year.

Forward-Looking Statements

Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund or Superior. Many of these statements can be identified by looking for words such as "believe," "expects," "expected," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent or otherwise.

Additional information relating to the Fund and Superior, including the 2004 Annual Information Forms are available free of charge on our website at www.superiorplus.com and on the Canadian Securities Administrators' website at www.sedar.com.

Management's Report

Management's Responsibility for Financial Reporting

The financial statements of the Superior Plus Income Fund (the "Fund") and all of the information in this annual report are the responsibility of the management of Superior Plus Inc., the Fund's wholly-owned subsidiary and operating entity.

The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that are based on management's best judgements. Actual results may differ from these estimates and judgements. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Fund's assets are safeguarded, transactions are accurately recorded, and the financial statements realistically report the Fund's operating and financial results in a timely manner. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the Consolidated Financial Statements.

The Board of Directors of Superior Plus Inc. is responsible for reviewing and approving the financial statements and primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting. The Audit Committee meets with management and its external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for the Board's consideration in approving the financial statements for issuance to the Unitholders. The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of the external auditors.

Deloitte & Touche LLP, an independent firm of chartered accountants, was appointed by a vote of Unitholders at the Fund's last annual meeting to audit the Fund's Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards. They have provided an independent professional opinion. Deloitte & Touche LLP has full and free access to the Audit Committee.

"Signed"

Geoffrey N. Mackey
President & Chief Executive Officer
Superior Plus Inc.

"Signed"

W. Mark Schweitzer
Executive Vice-President, Corporate
Development & Chief Financial Officer
Superior Plus Inc.

Calgary, Alberta
February 18, 2005

Auditors' Report

To the Unitholders of Superior Plus Income Fund:

We have audited the consolidated balance sheets of Superior Plus Income Fund as at December 31, 2004 and 2003 and the consolidated statements of net earnings (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the management of the Fund. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 18, 2005

"Signed"

Deloitte & Touche LLP
Chartered Accountants

Consolidated Balance Sheets

As at December 31 (millions of dollars)	2004	2003
ASSETS		
CURRENT ASSETS		
Accounts receivable (Note 5)	165.0	96.8
Inventories (Note 6)	93.6	57.7
	258.6	154.5
Property, plant and equipment (Note 7)	741.0	781.7
Intangible assets (Note 7)	46.8	59.8
Goodwill (Note 7)	502.6	447.7
	1,549.0	1,443.7
LIABILITIES AND UNITHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	160.7	117.6
Distributions and interest payable to Unitholders and Debentureholders	17.0	15.8
	177.7	133.4
Revolving term bank credits and term loans (Note 8)	446.2	317.8
Convertible unsecured subordinate debentures (Note 9)	116.0	233.0
Future employee benefits (Note 10)	18.6	23.4
Future income tax liability (Note 11)	120.6	125.2
TOTAL LIABILITIES	879.1	832.8
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 12)	1,122.0	993.7
Retained earnings from operations	260.3	149.1
Accumulated distributions on trust unit equity	(711.1)	(532.0)
Deficit	(450.8)	(382.9)
Currency translation account	(1.3)	0.1
TOTAL UNITHOLDERS' EQUITY	669.9	610.9
	1,549.0	1,443.7

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors of Superior Plus Inc.

"Signed"
David P. Smith
Director

"Signed"
Norman R. Gish
Director

Consolidated Statements of Net Earnings (Loss) and Deficit

Years Ended December 31 (millions of dollars except per trust amounts)	2004	2003
REVENUES	1,552.8	1,234.3
Cost of products sold	1,010.0	762.6
Gross profit	542.8	471.7
EXPENSES		
Operating and administrative	315.1	278.3
Amortization of property, plant and equipment	78.2	66.6
Amortization of intangible assets	5.5	6.1
Interest on revolving term bank credits and term loans (Note 8)	15.5	14.7
Interest on convertible unsecured subordinated debentures	13.6	22.7
Amortization of convertible debenture issue costs	1.6	2.0
Management internalization costs (Note 15(i))	2.6	141.3
Income tax recovery of Superior (Note 11)	(0.5)	(40.4)
	431.6	491.3
NET EARNINGS (LOSS)	111.2	(19.6)
DEFICIT, BEGINNING OF YEAR	(382.9)	(229.9)
Net earnings (loss)	111.2	(19.6)
Distributions to Unitholders (Note 12)	(179.1)	(133.4)
DEFICIT, END OF YEAR	(450.8)	(382.9)
Net earnings (loss) per trust unit, basic (Note 12)	$ 1.53	$ (0.33)
Net earnings (loss) per trust unit, diluted (Note 12)	$ 1.51	$ (0.33)

(See Notes to the Consolidated Financial Statements)

Consolidated Statements of Cash Flows

Years Ended December 31 (millions of dollars)	2004	2003
OPERATING ACTIVITIES		
Net earnings (loss)	111.2	(19.6)
Items not affecting cash:		
Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	85.3	74.7
Trust unit incentive plan compensation expense (Note 13)	3.2	2.5
Future income tax recovery (Note 11)	(4.0)	(43.6)
Cash generated from operations before changes in working capital	195.7	14.0
Increase in non-cash operating working capital items	(28.1)	(4.2)
Cash flows from operating activities	167.6	9.8
INVESTING ACTIVITIES		
Maintenance capital expenditures, net	(15.8)	(9.9)
Acquisitions (Note 4)	(120.1)	(122.8)
Other capital expenditures, net	(6.2)	(7.0)
Cash flows from investing activities	(142.1)	(139.7)
FINANCING ACTIVITIES		
Proceeds from exercise of trust unit warrants (Note 12)	8.1	-
Revolving term bank credits and term loans	142.9	244.0
Net proceeds from sale of accounts receivable	-	31.4
Issue of trust units and warrants in consideration of management internalization (Note 15(i))	2.6	138.8
Issue of 4.5 million trust units to refinance ERCO Worldwide acquisition	-	88.9
Repayment of ERCO Worldwide acquisition credit facility	-	(340.0)
Issue of 4.9 million trust units to finance Albchem acquisition	-	100.2
Distributions to Unitholders	(179.1)	(133.4)
Cash flows from financing activities	(25.5)	129.9
CHANGE IN CASH	-	-
CASH BEGINNING AND END OF YEAR	-	-

(See Notes to the Consolidated Financial Statements)



Notes to Consolidated Financial Statements

(tabular amounts in Canadian millions of dollars unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows

Years Ended December 31 (millions of dollars)	2004	2003
Cash generated from operations before changes in working capital	195.7	14.0
Plus: Management internalization costs (Note 15(i))	2.6	141.3
Less: Maintenance capital expenditures, net	(15.8)	(9.9)
DISTRIBUTABLE CASH FLOW	182.5	145.4
Distributable cash flow per trust unit, basic (Note 12)	$ 2.51	$ 2.45
Distributable cash flow per trust unit, diluted (Note 12)	$ 2.37	$ 2.22

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital, after provision for maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing operating capacity of Superior Plus Inc. ("Superior") and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures are incurred to expand the capacity of Superior's operations or to increase its profitability and are not deducted from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Organization

The Fund is a limited purpose, unincorporated trust governed by the laws of the Province of Alberta. The Fund holds all of the outstanding securities of Superior. The Fund's investments in Superior are comprised of Class A and B Common Shares (the "Common Shares") and $1,061.1 million unsecured subordinated notes, due October 1, 2026, bearing interest at a weighted average rate of 13.29% (the "Shareholder Notes"). Cash is received monthly by the Fund from Superior in the form of interest income earned on the Shareholder Notes, and dividends or returns of capital received on the Common Share investment in Superior. The Fund's investments in Superior are financed by trust unit equity and convertible unsecured subordinated debentures (the "Debentures"). (See Notes 9 and 12).

3. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to GAAP applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2003, except as noted below. The adoption of these new accounting standards has had no impact on the financial statements of the Fund for the year ended December 31, 2004. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants ("CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and are recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing cost. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the estimated undiscounted cash flows except from its eventual disposition.

Effective July 1, 2004, the Fund adopted the new recommendations of the CICA regarding purchase rebates. Under this policy, purchase rebates are recognized as a reduction of cost of product sold when the related performance is completed and the inventory is sold.

Effective December 31, 2004, the Fund adopted the new recommendations of the CICA regarding variable interest entities. This policy provides additional guidance with respect to the requirements to consolidate entities on a basis other than ownership or voting interests.

(b) Business Segments

Superior operates four distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries operating under the ERCO Worldwide trade name; the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed price term contracts operating under the Superior Energy Management trade name ("SEM"). (See Note 16).

(c) Accounts Receivable Sales Program

Superior has a revolving trade accounts receivable sales program under which all transactions are accounted for as sales. Losses on sales depend in part on the previous carrying amount of trade accounts receivable involved in the sales. The carrying amount is allocated between the assets sold and retained interests based on their relative fair value at the date of the sale which is calculated by discounting expected cash flows at prevailing money market rates.

(d) Inventories

Superior Propane

Propane inventories are valued at the lower of weighted average cost and market determined on the basis of estimated net realizable value. Appliances, materials, supplies and other inventories are stated at the lower of cost and market determined on the basis of estimated replacement cost or net realizable value, as appropriate. Superior has an inventory of appliances rented to customers under rental contracts. The book value of this inventory is carried in the inventory accounts at cost less accumulated amortization. Amortization is provided on a straight-line basis, generally over a period of five years.

ERCO Worldwide

Inventories are recorded at the lesser of cost and net realizable value, the cost of pulp chemical inventories are determined on a first-in, first-out basis. Stores and supply inventories are costed on an average basis. Transactions are entered into from time to time with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by Superior are included in inventory.

Winroc

Inventories of building products are valued at the lower of cost and net realizable value. Cost is calculated on an average cost basis.

(e) Financial Instruments

The net carrying value of accounts receivable, including the allowance for doubtful accounts, approximates fair value due to the short-term nature of these instruments. The collection risk associated with accounts receivable that are sold pursuant to Superior's accounts receivable sales program (See Note 5), is provided for as part of Superior's overall allowance for doubtful accounts. Superior has a large number of diverse customers, which minimizes overall accounts receivable credit risk.

The carrying value of accounts payable and accrued liabilities, distributions and interest payable to Unitholders and Debentureholders approximates the fair value of these financial instruments due to the short-term maturity of these instruments. The carrying value of revolving term bank credits approximate their fair values due to the floating interest rate nature and short rollover terms of these debt securities. The carrying value of term loans and Debentures differs from their fair values due to the fixed interest rate nature and long repayment term of these debt securities. (See Note 8 and 9 for detailed descriptions of debt securities and mark-to-market disclosure).

(f) Property, Plant and Equipment

Property, plant, and equipment is recorded at cost less accumulated amortization. Major renewals and improvements, which extend the useful lives of equipment, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated amortization with any resulting gain or loss reflected in operations.

Superior Propane and Winroc

Property, plant and equipment assets are amortized over their respective estimated useful lives using the straight line method except for loaned propane dispensers which use the declining balance method at a rate of 10%. The estimated useful lives of major classes of property, plant and equipment are:

Buildings	20 years
Tanks and cylinders	20 years
Truck tank bodies, chassis and other Winroc distribution equipment	7 to 10 years

ERCO Worldwide

Property, plant and equipment assets are amortized on a straight-line basis over estimated useful lives ranging from three to twenty-five years, with the predominant life of plant and equipment being fifteen years.

(g) Intangible Assets

ERCO Worldwide

The estimated fair value of acquired royalty assets is amortized over the remaining term of the royalty agreements up to ten years. The costs of patents are amortized on a straight-line basis over their estimated useful lives, which approximates ten years.

Deferred Finance Charges

Superior defers and amortizes the issue costs incurred in conjunction with its long-term credit facilities to interest expense over the term of the credit facility or debt instrument.

Convertible Debenture Issue Costs

Superior defers and amortizes Debenture issue cost over the term of the Debentures adjusted for conversions.

(h) Goodwill

The excess of the Fund's cost of investment in Superior's Common Shares and Shareholder Notes over the corresponding interest in Superior's current assets and property, plant and equipment less current liabilities, long-term debt and future income taxes on the dates of acquisition, has been attributed to goodwill. Superior's cost of subsequent acquisitions in excess of the fair value of the net assets acquired is also recorded as goodwill. Goodwill is not amortized, but is tested for impairment on an annual basis. The net carrying value of goodwill would be written down if the value were permanently impaired.

(i) Revenue Recognition

Superior Propane

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold.

ERCO Worldwide

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage-of-completion method based on cost incurred compared to total estimated cost.

Winroc

Revenue is recognized when products are delivered to the customer. Revenue is stated net of discounts and rebates granted.

Superior Energy Management

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(j) Rebates – Winroc

Purchase rebates are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Vendor rebates that are contingent upon Winroc completing a specified level of purchases are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that the rebate can be reasonably estimated and it is probable that the specified target will be obtained. Otherwise, the rebate is recognized as the milestone is achieved and the inventory is sold.

(k) Future Employee Benefits

Superior has a number of defined benefit and defined contribution plans providing pension and other post-employment benefits to most of its employees, and accrues its obligations under the plans and the related costs, net of plan assets. Past service costs and actuarial gains and losses in excess of 10% are amortized into income over the expected average remaining life of the active employees participating in the plans. (See Note 10).

(l) Income Taxes

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to the Unitholders. During 2004 and 2003, the Fund has allocated all of its taxable income to Unitholders, and accordingly, no provision for income taxes has been recorded at the Fund level. Superior is subject to corporate income taxes and follows the liability method of accounting for income taxes (See Note 11).

(m) Foreign Currency Translation

The accounts of the operations of ERCO Worldwide and Winroc in the United States are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, and revenues and expenses at average rates of exchange during the period. Other monetary assets and liabilities held by Superior are converted using the current rate method.

(n) Stock Based Compensation

Superior has a Trust Unit Incentive Plan ("TUIP") as described in Note 13. The TUIP is a Stock Appreciation Right as defined by the CICA. Compensation expense recognized represents the difference between the market price of the trust units and the grant price for the outstanding options multiplied by the number of options, reflecting the vesting features of the plan. Upon exercise, the compensation is settled in trust units of the Fund.

(o) Earnings per Trust Unit

Basic net earnings (loss) per trust unit is calculated by dividing the net earnings (loss) by the weighted average number of trust units outstanding during the period. The weighted average number of trust units outstanding during the year is calculated using the number of trust units outstanding at the end of each month during the year. Diluted earnings per trust unit is calculated by factoring in the dilutive impact of the dilutive instruments, including the exercise of trust unit options, the conversion of Debentures to trust units, and the exercise of warrants. Superior uses the treasury stock method to determine the impact of dilutive instruments, which assumes that the proceeds from in-the-money trust unit options and warrants are used to repurchase trust units at the average market price during the period.

(p) Derivative Financial Instruments

Superior utilizes derivative and other financial instruments to manage its exposure to market risks related to interest rates, foreign currency exchange rates and commodity prices. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the gains and losses on the corresponding hedged transactions.

A derivative must be designated and effective to be accounted for as a hedge. For cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivatives substantially offset the changes in the cash flows of the hedged position and the timing of cash flows is similar. In the event that a derivative does not meet the designation or effectiveness criterion, the gain or loss on the derivative is recognized in income. If a derivative that qualifies as a hedge is settled early, the gain or loss at settlement is deferred and recognized when the gain or loss on the hedged transaction is recognized. Premiums paid or received with respect to derivatives that are hedges are deferred and amortized to income over the term of the hedge.

Interest Rate Hedging

Superior enters into interest rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to floating rate basis or vice versa. The differential between the amounts paid and received is accrued and recognized as an adjustment to interest expense related to the underlying debt.

Foreign Exchange Hedging

Superior enters into foreign exchange contracts to hedge the effect of exchange rate changes on identifiable foreign currency denominated revenues and expenses in order to mitigate the potential negative impact of foreign exchange rate fluctuations. (See Note 14(iv) for foreign currency commitments). Superior carries US dollar denominated debt, which acts as a balance sheet hedge against its US dollar denominated net assets.

Superior also utilizes cross-currency swap agreements which are used to hedge the interest rate risk and foreign currency exposures related to the US dollar denominated debt. Gains or losses on these contracts are accounted for in the same manner as for derivative financial instruments discussed above.

Electrical Hedging

ERCO Worldwide uses fixed cost electrical contracts in electrical markets that are deregulated to help mitigate fluctuations in electricity costs which are the most significant variable productions costs. (See Note 14(iii)).

Commodity Price Hedging

Superior Propane

Superior Propane offers various fixed price propane sales programs to its customers. Customer fixed price volume commitments are resourced with a combination of physical inventory and forward purchase contracts for similar terms, in order to mitigate the potential negative impact of a change in propane commodity pricing.

Superior Energy Management

SEM offers fixed price natural gas contracts to its natural gas customers for terms of up to five years. Fixed price customer volume commitments are resourced with a combination of physical and financial contracts for similar terms, in order to mitigate the potential negative impact of a change in natural gas commodity pricing.

4. Acquisitions

The following acquisitions were completed by Superior during 2004 and 2003:

On June 11, 2004, Superior acquired all of the shares of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of specialty walls and ceiling construction products in North America, for total consideration of $104.2 million.

On December 7, 2004, Winroc acquired the assets of Interior Building Supplies Company Ltd. ("IBS"), for total consideration of $12.2 million.

During 2004, Superior Propane acquired the assets of one propane related business and one fuel oil distribution business, for total consideration of $3.7 million.

On October 1, 2003, ERCO Worldwide, acquired the shares of Albchem, a pulp chemicals business, for total consideration of $122.8 million.

Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration paid for these acquisitions has been allocated as follows:

	2004				2003
	Acquisition of Winroc	Winroc's Acquisition of IBS	Superior Propane's Acquisitions	Total	ERCO Worldwide's Acquisition of Albchem
Cash consideration paid	103.2	11.9	3.7	118.8	122.1
Transaction costs	1.0	0.3	–	1.3	0.7
	104.2	12.2	3.7	120.1	122.8
Goodwill	52.5	6.0	1.0	59.5	17.7
Working capital, net	37.1	5.8	1.3	44.2	6.2
Property, plant and equipment	18.2	0.9	1.4	20.5	133.1
Other liabilities	(3.6)	(0.5)	–	(4.1)	(34.2)
	104.2	12.2	3.7	120.1	122.8

5. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sales in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At December 31, 2004 proceeds of $100.0 million (2003 – $100.0 million) had been received. The fair value of the retained interest arising from the sale at December 31, 2004 was $13.1 million (2003 – $13.9 million) and was estimated by discounting expected cash flows at prevailing money market rates. Cash flows related to this sales program were as follows:

	2004	2003
Net proceeds, beginning	100.0	68.6
Net proceeds from the initial addition of ERCO Worldwide receivables	-	30.0
Proceeds from collections re-invested in revolving period sales	1,164.2	1,056.8
Remittances of amounts collected on sales	(1,164.2)	(1,055.4)
Net proceeds from accounts receivable sales	100.0	100.0

6. Inventories

	2004	2003
Propane	31.2	26.8
Propane retailing materials, supplies, appliances and other	15.0	12.9
Pulp chemical finished goods and raw materials	7.7	8.9
Pulp chemical stores, supplies and other	8.7	9.1
Walls and ceilings construction products	31.0	–
	93.6	57.7

7. Property, Plant and Equipment, Intangible Assets and Goodwill

	2004			2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	26.3	-	26.3	27.1	-	27.1
Buildings	105.8	20.6	85.2	99.8	13.3	86.5
ERCO Worldwide plant and equipment	600.8	87.6	513.2	595.3	41.3	554.0
Superior Propane retailing equipment	392.9	290.1	102.8	399.4	285.3	114.1
Winroc distribution equipment	15.7	2.2	13.5	-	-	-
Property, plant and equipment	1,141.5	400.5	741.0	1,121.6	339.9	781.7
ERCO Worldwide intangible assets	50.6	10.3	40.3	54.5	5.6	48.9
Deferred finance charges	11.3	4.8	6.5	16.8	5.9	10.9
Intangible assets	61.9	15.1	46.8	71.3	11.5	59.8
Goodwill	594.7	92.1	502.6	539.8	92.1	447.7
Total property, plant and equipment, Intangible assets and Goodwill	1,798.1	507.7	1,290.4	1,732.7	443.5	1,289.2

8. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates[3]	2004	2003
Revolving term bank credits[1]				
LIBOR loans (US $58.3 million)	2007	Floating LIBOR rate plus applicable credit spread	70.1	65.3
Bankers acceptances	2007	Floating BA rate plus applicable credit spread	176.8	45.7
			246.9	111.0
Other Debt				
Notes payable	2009	Prime	5.0	-
Mortgage (US $1.4 million)	2011	7.53%	1.7	-
			6.7	-
Term Loans[2]				
Term loans subject to floating interest rates (US $85.0 million)	2015	Floating BA rate plus 1.7%	102.3	109.9
Term loans subject to fixed interest rates (US $75.0 million)	2013, 2015	6.65%	90.3	96.9
			192.6	206.8
			446.2	317.8

(1) During 2004, Superior and its wholly owned subsidiary, Superior Plus US Holdings Inc., renewed and expanded their secured revolving term bank credit facilities. Superior has revolving term credit capacity of $355.0 million, an increase of $110.0 million from December 31, 2003 levels. These facilities are secured by a general charge over the assets of Superior.

(2) On October 29, 2003, Superior issued Senior Secured Notes (the "Notes") totaling US $160.0 million (Cdn. $192.6 million at December 31, 2004), secured by a general charge over the assets of Superior. Proceeds were used to complete the repayment of the ERCO Worldwide acquisition credit facility. Principal repayments begin in 2009. The fair value of the Notes at December 31, 2004 was Cdn. $192.4 million. In conjunction with the issue of the Notes, Superior swapped US $85.0 million (Cdn. $102.3 million at December 31, 2004) of the fixed rate obligation into a US dollar floating rate obligation, of which $75.0 million has been swapped into a Canadian dollar floating rate obligation. The estimated fair value of the US $85.0 million interest rate swap at December 31, 2004 was a gain of Cdn. $2.4 million (2003 – Cdn. $1.3 million gain).

(3) The fixed interest rate obligation on $100 million of the Fund's Debentures (see Note 9) was swapped into a floating rate obligation. The estimated fair value of this swap agreement at December 31, 2004 was a gain of $5.8 million (2003 – $5.9 million gain).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	–
Due in 2006	–
Due in 2007	246.9
Due in 2008	–
Due in 2009	7.4
Subsequent to 2009	191.9
Total	446.2

Interest paid on revolving term bank credits and term loans during 2004 amounted to $15.5 million (2003 – $14.7 million) comprised of $22.3 million (2003 – $17.5 million) related to debt, net of payments received of $6.8 million (2003 – $2.8 million) under interest rate swap agreements.

9. Convertible Unsecured Subordinated Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008		
Fixed distribution rate	8.0%	8.0%		
Conversion price per trust unit	$ 16.00	$ 20.00		
Debentures outstanding December 31, 2002	69.7	250.0	(1.9)	317.8
Conversion of Debentures and amortization of discount	(44.1)	(41.1)	0.4	(84.8)
Debentures outstanding December 31, 2003	25.6	208.9	(1.5)	233.0
Conversion of Debentures and amortization of discount	(11.7)	(106.3)	1.0	(117.0)
Debentures outstanding December 31, 2004	13.9	102.6	(0.5)	116.0
Quoted market value December 31, 2004	26.0	152.7		

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

10. Future Employee Benefits

Superior has defined benefit ("DB") and defined contribution ("DC") pension plans covering most employees. The benefits provided under the DB pension plan are based on the employees' years of service and on the highest average earnings for a specified number of consecutive years. Information about Superior's DB and other post-retirement benefit plans as at December 31, 2004 and 2003 in aggregate, is as follows:

	Superior Propane Pension Benefit Plans[1]		ERCO Worldwide Pension Benefit Plans		Total Other Benefit Plans	
	2004	2003	2004	2003	2004	2003
Accrued benefit obligation, beginning of year	53.3	51.3	44.8	38.9	18.9	17.9
Current service cost	0.3	0.5	2.1	1.9	0.2	0.2
Past service cost	-	-	-	1.3	-	-
Interest cost	3.2	3.2	3.0	2.6	1.0	1.2
Benefits paid	(3.9)	(5.5)	(0.8)	(0.8)	(1.1)	(1.0)
Actuarial loss (gain)	-	3.8	1.1	0.9	(1.7)	0.6
Accrued benefit obligation, end of year	52.9	53.3	50.2	44.8	17.3	18.9
Fair value of plan assets, beginning of year	65.5	67.8	30.2	24.8	-	-
Actual return on plan assets	5.3	5.5	2.6	3.0	-	-
Transfers to defined contribution plan	(2.6)	(2.4)	-	-	-	-
Employer contributions	-	-	7.7	3.2	1.1	0.9
Benefits paid	(3.9)	(5.4)	(0.8)	(0.8)	(1.1)	(0.9)
Fair value of plan assets, end of year	64.3	65.5	39.7	30.2	-	-
Funded status – plan surplus (deficit)	11.4	12.2	(10.5)	(14.6)	(17.3)	(18.9)
Unamortized net actuarial loss (gain)	16.9	19.0	0.7	(0.3)	2.8	4.8
Unamoritzed past service costs	-	-	1.2	1.3	-	-
Unamortized transitional asset	(0.7)	(1.0)	-	-	-	-
Accrued net benefit asset[1]	27.6	30.2				
Accrued net benefit obligation			(8.6)	(13.6)	(14.5)	(14.1)
Current portion of accrued net benefit obligation recorded in accounts payable and accrued liabilities			(3.4)	(3.3)	(1.1)	(1.0)
Long-term accrued net benefit obligation (2004 – $18.6 million; 2003 – $23.4 million)			(5.2)	(10.3)	(13.4)	(13.1)

(1) None of which is recorded on the balance sheet or income statement.

The accrued net benefit obligation related to the ERCO Worldwide pension benefit plan in 2004 was $8.6 million (2003 – $13.6 million) and an expense of $2.7 million (2003 – $2.8 million) which have been recorded in the Consolidated Financial Statements.

The accrued net benefit obligation related to the total other benefit plans of Superior Propane and ERCO Worldwide in 2004 was $14.5 million (2003 – $14.1 million) and an expense of $1.4 million (2003 – $1.5 million) which have been recorded in the Consolidated Financial Statements.

Superior's DC pension plans are fully funded by their nature. Accordingly, DC pension plan assets equal the related obligation. The total cost of Superior Propane's DC plan in 2004 was $2.6 million (2003 – $2.4 million) and was fully funded and offset by the return earned on the unrecognized DB plan's net benefit asset. Superior Propane expects to continue to fund its required annual obligation under the DC pension plan over the medium term from returns earned on the DB plan's net benefit asset.

The significant actuarial assumptions adopted in measuring accrued benefit obligations are as follows:

	DB Plans		Other Benefit Plans	
	2004	2003	2004	2003
Discount rate	6.00%	6.25%	6.00%	6.25%
Expected long-term rate-of-return on plan assets[1]	7.00%	7.00%	-	-
Rate of compensation increase	4.00%	4.25%	4.00%	4.25%

(1) Based on market related values.

The weighted average annual assumed health care cost inflation trend used in the calculation of accrued Other Benefit Plan Obligations is 10.0% initially, decreasing gradually to 5.0% in 2009 and thereafter. A 1% change in the health care trend rate would result in a change to the accrued benefit obligation of $1.7 million (2003 - $1.7 million) and a change to the current service expense of $0.2 million (2003 - $0.1 million).

The most recent funding valuation dates for Superior's DB plans was January 1, 2004. The next funding valuation dates are scheduled between January 1, 2005 and January 1, 2007.

The fair value of DB plan assets at December 31, 2004 are comprised of the following major investment categories: Cash and cash equivalents 2% (2003 - 4%); Bonds 41% (2003 - 42%); Equities 57% (2003 - 54%). None of the plans hold investments in the Fund.

11. Income Taxes of Superior

The Fund is a unit trust for income tax purposes and is only taxable on any taxable income not allocated to the Unitholders. During 2004 and 2003, the Fund has allocated all of its taxable income to the Unitholders and accordingly no provision for income taxes was recorded at the Fund level. A provision for income taxes was recognized for the Fund's subsidiaries that are subject to tax, including large corporation tax and provincial capital taxes.

Total income taxes are different than the amount computed by applying the Canadian enacted statutory rate for 2004 of 33.9% (2003 - 36.5%). The reduction in statutory rates reflects previously enacted Federal and Alberta tax rate reductions. The reasons for these differences are as follows:

	2004	2003
Net earnings (loss)	111.2	(19.6)
Add back:		
Income of the Fund taxed directly in the hands of the Unitholders	(121.9)	(89.1)
Income tax recovery of Superior	(0.5)	(40.4)
Loss of the Fund before taxes and after distribution of income to Unitholders	(11.2)	(149.1)
Computed income tax recovery	(3.8)	(54.4)
Changes in future federal and provincial income tax rates	(0.4)	10.7
Federal and provincial capital taxes	3.5	3.2
Other	0.2	0.1
Income tax recovery of Superior	(0.5)	(40.4)

The components of the future income tax liability as at December 31, 2004 and 2003 are as follows:

	2004	2003
Carrying value of tangible assets over tax values	(150.8)	(174.1)
Accounting reserves, deductible when paid	15.8	14.7
Benefit of tax loss carry forwards	14.0	34.2
Other	0.4	–
Future income tax liability	(120.6)	(125.2)

Taxes paid during 2004 totaled $3.5 million (2002 – $3.2 million) and were comprised solely of federal large corporate and provincial capital tax.

12. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity
Unitholders' equity, December 31, 2002	47.8	349.8
Trust units issued as a result of the management internalization transaction and retention agreements (Note 15(i))	7.0	137.5
Warrants issued as a result of the management internalization transaction (Note 15(i))	–	1.3
Management internalization retention arrangements (Note 15(i))	0.3	–
Trust units issued to finance the ERCO Worldwide acquisition	4.5	88.9
Trust units issued to finance the Albchem acquisition (Note 4)	4.9	100.2
Conversion of Debentures – (Series 1 – $44.1 million converted @ $16 per trust unit; and Series 2 – $41.1 million converted @ $20 per trust unit) (Note 9)	4.8	82.7
Exercise of trust unit options (Note 13)	0.1	–
Trust unit incentive plan compensation expense (Note 13)	–	2.5
Currency translation adjustment	–	1.0
Net loss	–	(19.6)
Distributions to Unitholders	–	(133.4)
Unitholders' equity, December 31, 2003	69.4	610.9
Conversion of Debentures – (Series 1 – $11.7 million converted @ $16 per unit; and Series 2 – $106.3 million converted @ $20 per trust unit) (Note 9)	6.0	114.4
Exercise of trust unit options (Note 13)	0.1	–
Exercise of trust unit warrants	0.4	8.1
Trust unit incentive plan compensation expense (Note 13)	–	3.2
Repayment of management internalization loans receivable (Note 15(i))	–	2.6
Currency translation adjustment	–	(1.4)
Net earnings	–	111.2
Distributions to Unitholders	–	(179.1)
Unitholders' equity, December 31, 2004	75.9	669.9

Unitholders' capital as at December 31, 2004 and 2003 consists of the following components:

	2004	2003
Unitholders' capital		
Trust unit equity	1,114.5	987.5
Conversion feature on warrants and Debentures	1.6	2.4
Contributed surplus	5.9	3.8
	1,122.0	993.7

At December 31, 2004, the Fund had 3.1 million trust unit warrants outstanding (2003 – 3.5 million), exercisable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

The weighted average number of trust units used in the calculation of basic net earnings (loss) per trust unit and distributable cash flow per trust unit was 72.7 million trust units in 2004 (59.4 million in 2003). The number of trust units used in the calculation of diluted net earnings (loss) per trust unit and distributable cash flow per trust unit before distributions to Unitholders, was calculated using 82.8 million trust units in 2004 (76.8 million in 2003) and reflects the assumed conversion of all outstanding Series 1 (1.1 million trust units) and Series 2 (8.0 million trust units) Debentures effective from the beginning of the year, and the incremental dilutive effect resulting from the exercise of all trust unit options (0.2 million incremental trust units) and trust unit warrants (0.8 million incremental trust units).

13. Trust Unit Incentive Plan ("TUIP")

Under the terms of the Fund's TUIP, market growth options may be issued to directors, senior officers and employees of Superior. The number of trust units issued is equal to the growth in value of the options at the time the options are exercised, represented by the market price less the exercise price times the number of options exercised, divided by the current market price of the trust units issued. Under the terms of the TUIP, options granted prior to 2003 were granted for a four year term and are exercisable as to one-third immediately and an additional one-third on the first and second anniversary of the date of grant. Options granted subsequent to 2003 were granted for a five year term and are exercisable as to one-fifth immediately, and an additional one-fifth on each anniversary date of the grant. During 2004, 0.1 million trust units were issued under the TUIP (2003 – 0.1 million trust units).

A summary of the status of the Fund's TUIP as at December 31, 2004 and 2003 and changes during these years is summarized below:

	2004		2003	
	Options (000's)	Weighted Average Exercise Price	Options (000's)	Weighted Average Exercise Price
Options outstanding at beginning of year	1,060	$ 19.60	494	$ 16.53
Granted	118	26.26	861	20.26
Exercised	(193)	17.92	(266)	16.11
Forfeited	(25)	21.37	(29)	18.98
Options outstanding at end of year	960	$ 20.71	1,060	$ 19.60
Options exercisable at end of year	403	$ 20.09	326	$ 18.66

The following summarizes information about the trust unit options outstanding as at December 31, 2004:

Range of Exercise Prices	Options Outstanding (000's) Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable (000's) Exercisable	Weighted Average Exercise Price
$15.84 – $18.34	53	1.1	$ 17.24	53	$ 17.24
$19.64 – $23.56	794	3.2	$ 20.15	327	$ 20.13
$25.06 – $28.76	113	4.5	$ 26.32	23	$ 26.32

14. Commitments

(i) Lease commitments for rail cars, premises and other equipment for the next five years and thereafter are as follows:

2005	19.2
2006	13.6
2007	10.6
2008	8.5
2009	5.4
2010 and thereafter	5.7

(ii) Purchase commitments under long-term natural gas and propane contracts for the next five years and thereafter are as follows:

	Natural Gas	US$ Natural Gas	Propane
2005	37.8	119.8	125.4
2006	15.4	93.7	–
2007	12.5	56.6	–
2008	12.2	47.5	–
2009	10.1	39.9	–
2010 and thereafter	–	–	–

Superior is similarly committed to long-term natural gas and propane sales contracts to supply customers.

(iii) ERCO Worldwide has entered into fixed price electricity purchase contracts totaling 73 Megawatts per hour for a portion of its Alberta power requirements, for up to twelve years at an average cost of $45.38 per Megawatt Hours. Commitments for the next five years and thereafter are as follows:

2005	29.0
2006	22.0
2007	17.7
2008	17.7
2009	17.7
2010 and thereafter	124.2

(iv) Superior has entered into long-term forward contracts to buy US dollars in order to hedge US dollar in-flows of ERCO Worldwide and US dollar out-flows of SEM as follows:

Purchases	Net US$	Conversion Rate
2005	32.0	1.34
2006	14.5	1.30
2007	22.9	1.26
2008	34.4	1.27
2009	39.4	1.28
2010 and thereafter	–	–

As at December 31, 2004, the net mark-to-market loss on long-term foreign currency forward contracts was $8.7 million.

(v) ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated total cost of $65 million. The new plant is scheduled to start-up in mid-2006. Cumulative expenditures to December 31, 2004 were $1.4 million.

15. Related Party Transactions and Agreements

(i) Management Internalization Transaction

Pursuant to the Management and Administration agreements (collectively the "Management Agreements") between Superior Capital Management Inc. ("SCMI"), Superior, and the Fund, SCMI provided executive management and other services to Superior and the Fund. The Management Agreements were terminated May 8, 2003, effective January 1, 2003, and therefore no incentive fees or administrative fees were payable for the year ended December 31, 2003. The Management Agreement had entitled SCMI to earn incentive fees based upon the level of cash flow distributed to the Fund in respect of a calendar year of up to 50% of incremental cash flow, when distributions paid by Superior in respect of that year exceeded the equivalent of $1.90 per trust unit.

The cost to terminate the Management Agreements was $141.3 million, which has been charged to net income. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into trust units and warrants. The following table summarizes the financing of the transaction:

Trust units issued (7.0 million @ $19.65/trust unit)	$ 137.5
Warrants issued (3.5 million @ $0.36/trust unit)	1.3
Cash transaction costs	2.5
Total management internalization cost	$ 141.3

Of the 7.0 million trust units issued, 0.9 million trust units received by executive officers of Superior were subject to escrow arrangements, and will be released over a period of four years. At December 31, 2004, 0.7 million trust units remained in escrow. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable were reduced by $48.8 million as a result of the internalization transaction. Internalization costs were not included in the calculation of distributable cash flow due to the accretive nature of the management internalization transaction. (See Note 1).

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20.00 per trust unit. The loans are repayable over a four year period in the form of annual retention bonuses of which $2.6 million was repaid in 2004 (2003 – nil). As at December 31, 2004, the remaining loans receivable of $3.9 million (2003 – $6.5 million) have not been recorded as an asset by Superior, but have been deducted directly from Unitholders' equity, in recognition of the certainty of collection over the remaining three years.

(ii) Management Trust Unit Purchase Plan Loan Guarantee

A number of senior employees of Superior have obtained guarantees from Superior under the terms of the Management Trust Unit Purchase Plan (the "MTUPP"), whereby participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. As at December 31, 2004, the aggregate quoted market value of trust units owned under the MTUPP was $3.0 million (2003 – $6.8 million). The aggregate amount of participant loans from a chartered bank was $1.9 million (2003 – $4.0 million), which were supported by guarantees of Superior aggregating $1.2 million (2003 – $2.7 million).

16. Business Segments

Superior operates four distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries operating under the ERCO Worldwide trade name; the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed price term contracts operating under SEM. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the year ended December 31, 2004	Superior Propane	ERCO Worldwide	Winroc[1]	SEM	Corporate	Total Consolidated
Revenues	720.2	396.0	229.0	211.3	(3.7)	1,552.8
Cost of products sold	433.5	202.8	179.5	197.9	(3.7)	1,010.0
Gross profit	286.7	193.2	49.5	13.4	–	542.8
Expenses						
Operating and administrative	173.9	92.2	31.3	7.6	10.1	315.1
Amortization of property, plant and equipment	22.1	53.4	2.7	–	–	78.2
Amortization of intangible assets	–	5.5	–	–	–	5.5
Interest on revolving term bank credits and term loans	–	–	–	–	15.5	15.5
Interest on convertible unsecured subordinated debentures	–	–	–	–	13.6	13.6
Amortization of convertible debenture issue costs	–	–	–	–	1.6	1.6
Management internalization costs	–	–	–	–	2.6	2.6
Income tax expense (recovery) of Superior	32.6	15.5	5.5	2.1	(56.2)	(0.5)
	228.6	166.6	39.5	9.7	(12.8)	431.6
Net earnings (loss)	58.1	26.6	10.0	3.7	12.8	111.2
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	22.1	58.9	2.7	–	1.6	85.3
Future income tax expense (recovery)	31.4	13.4	4.3	2.1	(55.2)	(4.0)
Trust unit incentive plan recovery	–	–	–	–	3.2	3.2
Management internalization costs	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(5.6)	(7.6)	(2.6)	–	–	(15.8)
Distributable cash flow	106.0	91.3	14.4	5.8	(35.0)	182.5

For the year ended December 31, 2003	Superior Propane	ERCO Worldwide	Winroc[1]	SEM	Corporate	Total Consolidated
Revenues	727.1	356.3	–	152.2	(1.3)	1,234.3
Cost of products sold	436.5	183.3	–	144.1	(1.3)	762.6
Gross profit	290.6	173.0	–	8.1	–	471.7
Expenses						
Operating and administrative	177.2	87.2	–	4.7	9.2	278.3
Amortization of property, plant and equipment	21.4	45.2	–	–	–	66.6
Amortization of intangible assets	–	6.1	–	–	–	6.1
Interest on revolving term bank credits and term loans	–	–	–	–	14.7	14.7
Interest on convertible unsecured subordinated debentures	–	–	–	–	22.7	22.7
Amortization of convertible debenture issue costs	–	–	–	–	2.0	2.0
Management internalization costs	–	–	–	–	141.3	141.3
Income tax expense (recovery) of Superior	34.8	16.7	–	1.2	(93.1)	(40.4)
	233.4	155.2	–	5.9	96.8	491.3
Net earnings (loss)	57.2	17.8	–	2.2	(96.8)	(19.6)
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	21.4	51.3	–	–	2.0	74.7
Future income tax expense (recovery)	33.6	14.7	–	1.2	(93.1)	(43.6)
Trust unit incentive plan recovery	–	–	–	–	2.5	2.5
Management internalization costs	–	–	–	–	141.3	141.3
Less: Maintenance capital expenditures, net	(3.5)	(6.4)	–	–	–	(9.9)
Distributable cash flow	108.7	77.4	–	3.4	(44.1)	145.4

(1) Winroc was acquired June 11, 2004.

Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures, Net

	Superior Propane	ERCO Worldwide	Winroc[1]	SEM	Corporate	Total Consolidated
As at December 31, 2004						
Net working capital	61.3	(8.1)	50.5	(2.3)	(3.5)	97.9
Total assets	603.6	754.6	152.9	25.5	12.4	1,549.0
As at December 31, 2003						
Net working capital	30.3	6.5	–	0.1	–	36.9
Total assets	592.6	826.6	–	16.4	8.1	1,443.7
For the year ended December 31, 2004						
Acquisitions	3.7	–	116.4	–	–	120.1
Other capital expenditures, net	0.5	5.7	–	–	–	6.2
For the year ended December 31, 2003						
Acquisitions	–	122.8	–	–	–	122.8
Other capital expenditures, net	(0.3)	7.3	–	–	–	7.0

(1) Winroc was acquired June 11, 2004.

Geographic Information

	Canada	United States	Other	Total Consolidated
Revenues for the year ended December 31, 2004	1,271.4	256.3	25.1	1,552.8
Property, plant and equipment as at December 31, 2004	663.2	77.8	–	741.0
Total assets as at December 31, 2004	1,278.9	270.1	–	1,549.0
Revenues for the year ended December 31, 2003	1,053.9	161.2	19.2	1,234.3
Property, plant and equipment as at December 31, 2003	701.4	80.3	–	781.7
Total assets as at December 31, 2003	1,351.2	92.5	–	1,443.7

17. Subsequent Event

On February 2, 2005, Superior announced that its division, Superior Propane had purchased the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for approximately $28.0 million of which $15.5 million was paid in cash with the remaining consideration payable over a five year period.

18. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentation.

Corporate Information

Board of Directors, Superior Plus Inc.

Grant D. Billing
Executive Chairman
Calgary, Alberta

Robert J. Engbloom, Q.C.[2]
Calgary, Alberta

Norman R. Gish[1]
Calgary, Alberta

Peter A.W. Green[2]
Lead Director
Campbellville, Ontario

Allan G. Lennox[2]
Calgary, Alberta

James S.A. MacDonald[2]
Toronto, Ontario

Geoffrey N. Mackey
Calgary, Alberta

David P. Smith[1]
Toronto, Ontario

Peter Valentine[1]
Calgary, Alberta

(1) Member of Audit Committee
(2) Member of Governance and Human Resources Committee

Officers, Superior Plus Inc.

Grant D. Billing
Executive Chairman

Geoffrey N. Mackey
President and Chief Executive Officer

W. Mark Schweitzer
Executive Vice-President
Corporate Development and Chief Financial Officer

Derren J. Newell
Vice-President, Finance

Theresia R. Reisch
Director, Investor Relations and Corporate Secretary

David R. Eastin
President, Superior Propane
a division of Superior Plus Inc.

Paul S. Timmons
President, ERCO Worldwide
a division of Superior Plus Inc.

Paul J. Vanderberg
President, Winroc
a division of Superior Plus Inc.

Gerald M. Haggarty
President, Superior Energy Management
a division of Superior Plus Inc.

Corporate Office

Superior Plus Inc.
Suite 2820, 605 – 5 Avenue SW
Calgary, Alberta T2P 3H5

Telephone: (403) 218-2970 / Facsimile: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)
Website: www.superiorplus.com

Divisions of Superior Plus Inc.

Superior Propane
1111 – 49 Avenue NE
Calgary, Alberta T2E 8V2
Telephone: (403) 730-7500
Facsimile: (403) 730-7512
Toll Free: 1-877-341-7500
Website: www.superiorpropane.com

ERCO Worldwide
302 The East Mall, Suite 200
Toronto, Ontario M9B 6C7
Telephone: (416) 239-7111
Facsimile: (416) 239-0235
Website: www.ercoworldwide.com

Winroc
4949 – 51 Street SE
Calgary, Alberta T2B 3S7
Telephone: (403) 236-5383
Facsimile: (403) 279-0372
Website: www.winroc.com

Superior Energy Management
6860 Century Avenue
East Tower, Suite 2001
Mississauga, Ontario L5N 2W5
Telephone: (905) 542-8484
Facsimile: (905) 542-7715
Website: www.superiorenergy.ca

Unitholder Information

Auditors

Deloitte & Touche LLP
Chartered Accountants
3000 Scotia Centre
700 - 2 Street SW
Calgary, Alberta T2P 0S7

Trustee and Transfer Agent

Computershare Trust Company of Canada
530 - 8 Avenue SW, Suite 710
Calgary, Alberta T2P 3S8
or:100 University Avenue, 11th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253
Facsimile: 1-888-453-0330
E-mail inquiries:
careregistryinfo@computershare.com
Website: www.computershare.com

For Financial and Other Information About the Fund, Contact:

Theresia R. Reisch
Director, Investor Relations
and Corporate Secretary
Telephone: (403) 218-2953
Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

To receive an investor's information package or to be added to the contact list for Unitholder information, contact:
Sandra M. Watson
Corporate Administrator
Telephone: (403) 218-2954
Facsimile: (403) 218-2973
E-mail: swatson@superiorplus.com

Annual General Meeting

The Annual Meeting of Unitholders of the Fund will be held in the Main Dining Room of The National Club, 303 Bay Street, Toronto, Ontario on Wednesday, May 11, 2005 at 3:30 p.m.(EST).

Cash Distributions and Tax Components

The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The record date for each monthly distribution will be the last day of the month and the payment will be made on or before the fifteenth day of the following month.

As at year-end 2004, the monthly cash distribution rate is $0.20 per trust unit or $2.40 on an annualized basis.

Toronto Stock Exchange (TSX) Listings

SPF.un : Superior Plus Income Fund - Trust Units

SPF.db : 8% convertible Debentures, Series 1 convertible at $16 per trust unit

SPF.db.a: 8% convertible Debentures, Series 2 convertible at $20 per trust unit

SPF.un Unit Price and Volumes - TSX

Quarterly high and low prices and volumes for 2003 and 2004.

	2004			2003		
	High	Low	Volume	High	Low	Volume
First quarter	28.80	25.13	9,101,767	21.49	18.50	6,141,390
Second quarter	28.17	22.45	10,719,346	21.73	19.31	9,810,107
Third quarter	28.10	25.50	6,787,031	23.25	21.35	9,049,653
Fourth quarter	30.23	26.70	6,898,924	26.00	22.75	10,414,920
Annual	30.23	22.45	33,507,068	26.00	18.50	35,416,070

Designed and produced by Merlin Edge Inc. www.merlinedge.com Printed in Canada.


Superior Plus
Income Fund



Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5
Phone: (403) 218-2970 Facsimile: (403) 218-2973
Website: www.superiorplus.com

82-34838



A R/S
12-31-04



Annual Information Form

(for the fiscal year ended December 31, 2004)

March 9, 2005

TABLE OF CONTENTS

In this Annual Information Form, all dollar figures are in Canadian dollars, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS AND NON-GAAP MEASURES

Forward-Looking Statements

Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior"). Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent or otherwise.

Non-GAAP Measures

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital and after maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures are incurred to expand the capacity of Superior's operations or to increase its profitability and are not deducted from the calculation of distributable cash flow. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

Operating distributable cash flow is distributable cash flow before corporate and interest expense. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

CORPORATE STRUCTURE

Superior Plus Income Fund

Superior Plus Income Fund (the "Fund") is a limited purpose, unincorporated trust established under the laws of the Province of Alberta by a Declaration of Trust made as of August 2, 1996, as amended and restated on October 7, 2003 (the "Declaration of Trust"). On February 26, 2003, the name of the Fund was changed from Superior Propane Income Fund to its current name. On October 7, 2003, the Declaration of Trust was amended and restated in connection with the governance reorganization (the "Governance Reorganization") of the Fund, which included the elimination of individual trustees and the appointment of Computershare Trust Company of Canada as trustee of the Fund ("Computershare" or the "Trustee"). See "General Development of the Company and the Fund".

The head and registered office of the Fund is located at Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5.

The Fund holds all of the outstanding securities of Superior Plus Inc. ("Superior" or the "Company"). The Fund's investments in Superior are comprised of Class A and B Common Shares ("Common Shares") and unsecured subordinated notes due October 1, 2026 (the "Shareholder Notes") issued pursuant to an amended and restated note indenture between Superior and CIBC Mellon Trust Company of Canada dated October 7, 2003 (the "Note Indenture"). The Fund's investments in Superior are financed by trust unit equity and 8% convertible unsecured subordinated debentures due July 31, 2007 and convertible at $16.00 per trust unit ("Series 1 Debentures") and 8% convertible unsecured subordinated debentures due November 1, 2008 and convertible at $20.00 per trust unit ("Series 2 Debentures") collectively, (the "Debentures"). The Fund distributes to holders of trust units of the Fund ("Unitholders"), dividends and/or returns of capital received from its Common Share investment and interest received from its Shareholder Note investment, after payment of Fund expenses and interest payments to the holders of Debentures of the Fund ("Debentureholders").

The Fund does not conduct active business operations, but rather, it distributes to Unitholders the income it receives from Superior, net of expenses and interest payable on the Debentures. Pursuant to the Declaration of Trust, the Fund is generally restricted to owning, investing in and transferring securities of Superior and any other entities, including without limitation, bodies corporate, partnerships or trusts, temporarily holding cash and short-term investments, disposing of the assets of the Fund, including without limitation, any securities of Superior, issuing securities of the Fund, borrowing funds and incurring indebtedness, making distributions and paying costs, fees and expenses of the Fund.

Subject to certain limitations which require the approval of Unitholders or the board of directors of Superior (the "Board"), the Declaration of Trust provides the Trustee with full, absolute and exclusive power, control and authority over the assets and affairs of the Fund and authorizes the Trustee to do all such acts and things as in its sole judgement and discretion are necessary or incidental to carrying out the purposes of the Fund. See "Capital Structure – Trust Units and Declaration of Trust". However, as part of the Governance Reorganization, the Trustee entered into an Amended and Restated Administration Agreement dated October 7, 2003 with Superior, delegating broad power and authority to Superior to effect the actual administration of the duties of the Trustee (the "Administration Agreement"). The Administration Agreement delegates to Superior, and by implication, its Board, the exclusive authority to manage the operations and affairs of the

Fund. In addition, the Administration Agreement provides Superior with a power of attorney to sign documents on behalf of the Fund. As a result, Superior and its Board are responsible for managing the affairs and operations of the Fund pursuant to the Administration Agreement.

Superior

Superior was incorporated under the provisions of *Part I of The Companies Act, 1934* by letters patent dated July 24, 1951, as Superior Propane Limited and was continued under the *Canada Business Corporations Act* on June 30, 1978. The head and registered office of the Company is located at Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5.

Superior's articles of incorporation have been amended from time to time since 1951. The most recent material amendments were the name change to "Superior Plus Inc." effective February 26, 2003, to reflect its expanded business operations, the amalgamation of Albchem Holdings Ltd. ("Albchem") and related entities, effective October 1, 2003, the amendment to increase the number of directors from a minimum of three and maximum of seven to a minimum of seven and a maximum of fifteen to accommodate the appointment of the former trustees of the Fund to Superior's Board in connection with the Governance Reorganization, and the amalgamation of The Winroc Corporation and related entities, effective July 1, 2004.

Inter-Corporate Relationships

The operations of Superior are conducted by four business divisions:

- the propane retailing business operating under the trade name "Superior Propane";
- the pulp chemicals business, operating under the trade name "ERCO Worldwide";
- the specialty walls and ceilings construction products business, operating under the trade name "Winroc"; and
- the natural gas retailing business, operating under the trade name "Superior Energy Management".

The following is a list of the principal and other selected subsidiaries of Superior as of December 31, 2004:

Company	Jurisdiction	Percentage of Voting and Non-Voting Shares Owned, Controlled or Directed by Superior
Superior Plus US Holdings Inc.(1)	Delaware	100%

(1) Holds wholly owned subsidiaries through which ERCO Worldwide and Winroc conduct operations in the United States.

The following diagram presents the simplified structure of the Fund.


Unitholders
Debentureholders
Superior Plus Income Fund
100% Shareholder Notes
100% Common Shares
Superior Plus Inc.
Divisions:
· Superior Propane
· ERCO Worldwide
· Winroc
· Superior Energy Management
100%
Superior Plus US Holdings Inc.

GENERAL DEVELOPMENT OF THE COMPANY AND THE FUND

Three Year History

The Company's strategy includes adding value to Unitholders by developing and executing sound business strategies in each of its businesses while further expanding and diversifying its business operations over time.

Until 2002, Superior's operations consisted of the distribution of propane and related products and services Canada-wide. See "Superior's Operations – Superior Propane". During 2002, Superior expanded its operations outside the propane retailing business and divisionalized its operations.

In June of 2002, Superior entered the natural gas retailing business, servicing commercial, light industrial and residential customers in the Ontario marketplace. An experienced management team was hired and initial gas sales commenced in the fourth quarter of 2002. See "Superior's Operations – Superior Energy Management".

On December 19, 2002, Superior acquired the pulp chemicals business of Sterling Chemicals, Inc. and certain of its subsidiaries for $584.5 million, on a debt free basis. The Fund financed a portion of this acquisition through the issuance from treasury of $250 million principal amount of Series 2

Debentures on December 17, 2002. The pulp chemicals business now operates under the ERCO Worldwide trade name. See "Superior's Operations – ERCO Worldwide".

On March 31, 2003, the Competition Bureau confirmed that it would not appeal the Federal Court of Appeal decision of January 31, 2003, regarding the Superior merger with ICG Propane Inc. ("ICG"), bringing this litigation process to a favourable conclusion. The Federal Court of Appeal confirmed that the Competition Tribunal properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains for the merger were greater than and offset the effects of the potential lessening of competition.

On May 8, 2003, Superior completed the internalization of its management (the "Internalization"). Previously, the management and administration of Superior and the Fund was conducted by Superior Capital Management Inc. (the "Manager") pursuant to a management agreement and administration and advisory agreement. The Manager made a substantial investment in 1998, when it acquired the rights under these agreements and provided extensive services to Superior pursuant to the terms of these agreements over the five year period leading up to the Internalization. Cash paid to the Manager in consideration for the termination by the Manager of its rights under these agreements, was immediately re-invested for the issuance of 7.0 million trust units and 3.5 million trust unit purchase warrants exercisable at a price of $20.00 per trust unit until May 8, 2008; representing a total value of approximately $138.8 million. In addition, Superior entered into employment agreements with each of the three senior executives formerly employed by the Manager that included long-term retention incentives. In doing so, Superior and the Fund eliminated all further management and administrative fees effective January 1, 2003 and secured the ability to internally manage its business and affairs going forward.

On June 11, 2003, the Fund issued from treasury 4.5 million trust units at $20.90 per trust unit, for net proceeds of $88.9 million. The proceeds of the public offering were used to repay a portion of the debt incurred in connection with the acquisition of ERCO Worldwide.

On August 11, 2003, Superior agreed to purchase of all of the outstanding shares of Albchem for an aggregate purchase price of $122.8 million, on a debt free basis. Albchem was the owner and operator of two sodium chlorate production facilities in Bruderheim, Alberta and Hargrave, Manitoba, supplying its products to customers in North America as well as the Far East. The acquisition of Albchem closed on October 1, 2003 and increased ERCO Worldwide's annual sodium chlorate production capacity in North America from 460,000 to 580,000 metric tonnes, raising its share of estimated North American production capacity from 23% to 29%.

On August 28, 2003, the Fund issued from treasury 4.85 million trust units at $21.85 per trust unit for net proceeds of $100.2 million. The proceeds of the public offering were used to fund a portion of the Albchem acquisition.

On October 7, 2003, Superior completed the Governance Reorganization, improving the governance structure of the Fund and updating certain provisions of the constating documents of the Fund and Superior. The Internalization, by removing the position of the Manager and the rights associated therewith, resulted in certain structural changes to the Fund and Superior. The Governance Reorganization was designed to further modify and improve the governance structure of Superior and the Fund. The main elements of the Governance Reorganization were: i) consolidating the trustees of the Fund into the Board of Superior and appointing Computershare as trustee of the Fund; ii) providing Unitholders with the right to elect all members of the Board of Superior; and iii) delegating a broad range of responsibilities previously performed by the Manager and the trustees of the Fund to Superior and its Board. In addition, certain changes were made to the governing documents of the Fund and Superior to reflect industry developments and legislative changes since the inception of the Fund in 1996.

On October 29, 2003, Superior closed a private placement offering of US $160 million senior secured notes, of which US $10 million mature October 29, 2013 (the "Series A Notes") and the remainder on October 29, 2015 (the "Series B Notes"). The Series A Notes have an 8-year average life with equal annual principal repayments commencing October 29, 2009. The Series B Notes have a 10-year average life with equal annual principal repayments commencing October 29, 2011. The Series A and Series B Notes have coupon rates of 6.13% and 6.62%, respectively. The net proceeds of this offering were used to repay the then remaining portion of the bank indebtedness associated with the acquisitions of ERCO Worldwide and Albchem.

On June 11, 2004, Superior purchased all of the outstanding shares of The Winroc Corporation, Winroc Supplies Ltd., Allroc Building Products Ltd. and associated entities ("Winroc") for an aggregate purchase price of $104.2 million, on a debt free basis, further diversifying its operations into the specialty walls and ceilings construction products industry. See " Superior's Operations – Winroc".

CAPITAL STRUCTURE

The following is a summary of the material attributes and characteristics of the securities of the Fund and Superior, including the trust units, special voting rights, Debentures, warrants, Common Shares, preferred shares and Shareholder Notes.

Trust Units and Declaration of Trust

The authorized capital of the Fund includes an unlimited number of trust units which may be issued pursuant to the Declaration of Trust. As at the date hereof, 76.8 million trust units are issued and outstanding. The holders of trust units are entitled to vote at all meetings of Unitholders on the basis of one vote per trust unit. Holders of trust units are entitled to elect the directors of Superior and appoint the auditors of the Fund at each annual meeting of the Fund. Each trust unit is transferable and represents an equal fractional undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. Currently, the Fund makes monthly cash distributions to its Unitholders. All trust units are of the same class with equal rights and privileges. Trust units are not subject to future calls or assessments. The Fund may create and issue additional trust units, rights, warrants, options or other securities to purchase, convert into or exchange into trust units, including without limitation, installment receipts or similar securities, debentures, notes or other evidences of indebtedness from time to time on terms and conditions acceptable to the Board of Superior.

Trust units are redeemable at any time at the option of the holder upon delivery to the Fund of the certificate or certificates representing such trust units accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request, the holder is entitled to receive a price per trust unit (the "Redemption Price") equal to the lesser of: i) 90% of the "market price" of the trust units on the principal market on which the trust units are quoted for trading during the 10 trading day period commencing immediately after the date on which the trust units are surrendered for redemption; and ii) the "closing market price" on the principal market on which the trust units are quoted for trading on the date the trust units are surrendered for redemption. For the purposes of the Declaration of Trust "market price" generally means the amount equal to the simple average of closing prices of the trust units on the Toronto Stock Exchange for each of the trading days on which there was a closing price and "closing market price" generally means the closing price of the trust units on the Toronto Stock Exchange if there was a trade on that date.

The aggregate redemption price payable by the Fund in respect of any trust units surrendered for redemption in any calendar month shall be satisfied by way of cash payment on the last day of the following month. Holders of trust units are not entitled to cash on redemption if the total amount payable in the month by the Fund pursuant to redemptions exceeds $100,000, provided that Superior may waive such limitation in respect of a particular month. If the value of redemptions exceeds $100,000 the Fund shall satisfy its obligation to pay the Redemption Price by issuing promissory notes to the Holders which have terms substantially similar to the Shareholder Notes. See "Capital Structure – Shareholder Notes".

Although the redemption right described above is available to Unitholders, the primary mechanism for Unitholders to dispose of their investment in the Fund is the sale of trust units. The promissory notes which may be distributed to Unitholders in connection with a redemption will not be listed on any stock exchange and such promissory notes may be subject to resale restrictions under applicable securities law.

The Declaration of Trust restricts the Trustee from implementing any of the following fundamental changes without first obtaining approval of 66 2/3% of the Unitholders that vote on a resolution approving such action: i) a sale of all or substantially all of the assets of the Fund or Superior (other than an internal reorganization), ii) an amalgamation or arrangement involving Superior (other than an internal reorganization), iii) material amendments to the Shareholder Notes or note indentures or other documents governing the Shareholder Notes, iv) material amendments to the articles of Superior to change the authorized share capital or amend the rights of any class of Superior's shares which may be prejudicial to the Fund, v) authorizing the trustee under the Note Indenture to take any steps or actions with respect to an event of default under any Shareholder Notes, or vi) terminating the Administration Agreement prior to its expiry. In addition, the Trustee cannot appoint, elect or remove, as the case may be, the directors or auditors of Superior without the approval of a majority of Unitholders that vote on a resolution approving such action. Finally, the Trustee cannot, without the approval of the Board of Superior: i) sell or transfer securities of the Fund, including Common Shares and Shareholder Notes; ii) amend or alter the Shareholder Notes or the Note Indentures governing the Shareholder Notes; iii) issue any securities of the Fund; iv) acquire or invest in securities of other entities, including bodies corporate, partnerships or trusts; v) borrow funds or incur other indebtedness; vi) amend the articles of Superior; or vii) dispose of any of the assets of the Fund.

The Declaration of Trust provides that at no time may more than one half of the outstanding trust units be held by non-residents of Canada ("non-residents") within the meaning of the *Income Tax Act* (Canada) (the "Tax Act") nor shall the Fund be maintained primarily for the benefit of non-residents. The Fund's current foreign ownership levels are estimated to be significantly lower than 49%.

Should Superior become aware that the beneficial owners of 49% or more of the trust units are non-residents or that such a situation is imminent and the Board determines, in its sole discretion, acting upon the advice of counsel, that such steps are necessary for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, or that it is otherwise in the interest of the Fund, Superior may require the Trustee to refuse to accept a subscription for trust units or register a transfer of trust units unless the person to receive such trust units provides a declaration that they are not a non-resident or take such other action as the Board determines is appropriate in the circumstances. If Superior determines that a majority of trust units are beneficially owned by non-residents and the Board determines, in its sole discretion, acting upon the advice of counsel, that such steps are necessary for the Fund to maintain its status as a mutual fund trust under the Tax Act, or that it is otherwise in the interest of the Fund, Superior may require the Trustee to send a notice to registered holders of trust units which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration (or in such other manner as Superior may consider equitable and practicable), requiring them to sell their trust units or a portion thereof within a period of not less than 60 days. If such Unitholders do not sell the indicated trust units the Company may require the Trustee, on behalf of such registered holder(s) to sell such trust units, and in the interim, suspend the voting and distribution rights attached to such trust units. Non-residents are not entitled to vote on any resolution to amend this section of the Declaration of Trust.

The Declaration of Trust also provides that if an offer is made for trust units which is a take-over bid for trust units within the meaning of the *Securities Act* (Alberta) and not less than 90% of the trust units (other than trust units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the trust units held by the holders of trust units who did not accept the offer on the terms offered by the offeror.

The Declaration of Trust also provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereat, notice provisions, the appointment and removal of the Trustee of the Fund and the form of trust unit certificates. The Declaration of Trust provides that no Unitholder shall be personally liable to any person in connection with the Fund and the activities of the Fund and all claims against the Fund shall be satisfied out of the assets of the Fund.

Debentures

The Fund has two separate series of Debentures issued pursuant to a trust indenture between the Fund and Computershare, as trustee (the "Debenture Trustee") dated March 7, 2001, which was amended by a supplemental indenture dated December 17, 2002 (collectively, the "Indenture"). The Fund can issue additional debentures under the Indenture from time to time.

Series 1 Debentures

Currently there are approximately \$11.9 million aggregate principal amount of Series 1 Debentures issued and outstanding. The Series 1 Debentures are fully registered, issuable in denominations of \$1,000 principal amount and bear interest at a rate of 8% per annum, which is payable semi-annually in arrears on January 31 and July 31 in each year. The Series 1 Debentures mature on July 31, 2007. The Series 1 Debentures are convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on July 31, 2007 and the business day immediately prior to a date specified by the Fund for redemption of the Series 1 Debentures at a conversion price of $16.00 per trust unit, being a conversion rate of 62.5 trust units for each $1,000 principal amount of Series 1 Debentures.

The Series 1 Debentures are redeemable prior to February 1, 2006 in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days notice at a price equal to the principal amount thereof plus accrued and unpaid interest provided the weighted average trading price of the trust units for the 20 consecutive days ending on the fifth trading day prior to the notice of redemption ("current market price") is at least 125% of the conversion price. On or after February 1, 2006, the Series 1 Debentures are redeemable prior to maturity in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

Series 2 Debentures

Currently there are approximately $87.8 million aggregate principal amount of Series 2 Debentures issued and outstanding. The Series 2 Debentures are issuable in denominations of $1,000 principal amount and bear interest at a rate of 8% per annum, which is payable semi-annually in arrears on May 1 and November 1 in each year. The Series 2 Debentures are convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on November 1, 2008 and the business day immediately prior to a date specified by the Fund for redemption of the Series 2 Debentures at a conversion price of $20.00 per trust unit, being a conversion rate of 50 trust units for each $1,000 principal amount of Series 2 Debentures.

The Series 2 Debentures are not redeemable by the Fund on or before November 1, 2005. Thereafter, the Debentures are redeemable prior to February 1, 2007 in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days notice at a price equal to the principal amount thereof plus accrued and unpaid interest provided the current market price on the day preceding the notice of redemption is at least 125% of the conversion price. On or after November 1, 2007, the Series 2 Debentures are redeemable prior to maturity in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

General Terms

Both the Series 1 Debentures and the Series 2 Debentures have the following general terms:

The Fund will, on redemption or maturity of the Debentures, repay the indebtedness represented by the Debentures by paying the Debenture Trustee an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. The Fund has the option, on not more than 60 and not less than 30 days prior notice and subject to regulatory approval, to satisfy its obligation to repay the principal amount and/or accrued interest thereon of the Debentures which are to be redeemed or have matured, by issuing trust units to holders thereof. The number of trust units to be issued will be determined by dividing the aggregate principal amount to be redeemed or which have matured by 95% of the current market price of the Debentures on the date fixed for redemption or maturity, as the case may be.

The payment of the principal of, and interest on, the Debentures is subordinated in right of payment to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Fund. "Senior Indebtedness" in this context means the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Fund, other than indebtedness evidenced by the Debentures and all other existing or future indebtedness or other instruments of the Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to the Debentures.

The Indenture provides that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure for 15 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any, on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; or (iii) certain events of bankruptcy, insolvency or reorganization of the Fund under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon request of holders of not less than 25% in principal amount of the Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable.

Upon the occurrence of a change of control of the Fund involving the acquisition of voting control or direction over 66 2/3% or more of the trust units of the Fund (a "Change of Control"), each Debentureholder may require the Fund to purchase, on the date which is 30 days following the giving of notice of the Change of Control (the "Put Date"), the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest to the Put Date. If 90% or more in aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, the Fund will have the right to redeem all the remaining Debentures on such date at the Put Price, together with accrued and unpaid interest to such date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee, to the holders of the Debentures not tendered for purchase.

The Indenture provides that if an offer is made for Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions which make binding on all Debentureholders resolutions passed at meetings of Debentureholders by holders of not less than 66 2/3% of the principal amount of the Debentures voted at the meeting, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

The Indenture also provides that if the Debenture Trustee becomes aware that the beneficial owners of 49% of the trust units then outstanding are or may be non-residents, it can make a public announcement thereof and shall not register a transfer of Debentures to a person unless the person provides a declaration that they are not a non-resident. If the Debenture Trustee determines that a majority of the trust units are held by non-residents, the Debenture Trustee may send a notice to non-resident Debentureholders chosen in inverse order to the order of acquisition or registration or in such other manner the Debenture Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days and if such Debentureholders do not comply within the specified time period, the Debenture Trustee may sell such Debentures and in the interim shall suspend the rights attached to such Debentures.

Special Voting Rights

The Declaration of Trust provides that the Fund is authorized to issue an unlimited number of special voting rights ("Special Voting Rights") in connection with or in relation to an issuance of securities that carry a right to convert or exchange into trust units of the Fund for no additional consideration ("Exchangeable Securities"). The Special Voting Rights shall not be entitled to any interest or share in the distributions or net assets of the Fund. Special Voting Rights may be issued in series and shall only be issued in connection with Exchangeable Securities on such terms as may be determined by the Board of Superior. Each Special Voting Right entitles the holder thereof to the number of votes at meetings of Unitholders equal to the number of trust units into which the associated Exchangeable Securities are exchangeable or convertible. Holders of Special Voting Rights are not entitled to distributions of the Fund and do not have any beneficial interest in the assets of the Fund on termination or winding up of the Fund.

Warrants

The Fund entered into a warrant indenture with CIBC Mellon Trust Company dated May 8, 2003 (the "Warrant Indenture") in connection with the Internalization. Pursuant to the terms of the Warrant Indenture, the Fund issued 3.5 million trust unit purchase warrants (the "Warrants") and, as of the date hereof, there are 3.1 million Warrants issued and outstanding. Each Warrant entitles the holder thereof to acquire one trust unit upon exercise thereof and payment of $20.00 (the "Exercise Price"), subject to adjustment as contemplated below, for a period of five years from the date of issuance. The Warrants are not listed on any stock exchange. Holders of Warrants do not have any rights as Unitholders of the Fund, including the right to vote at meetings of Unitholders of the Fund or receive distributions of the Fund. The Warrant Indenture contains customary anti-dilution provisions which will provide adjustments to the number of trust units issuable upon exercise of the Warrants and the Exercise Price in certain circumstances, including where the Fund has made certain changes to its issued capital.

Common Shares and Preferred Shares of Superior

All of the issued and outstanding securities of Superior are held by the Fund. Superior is authorized to issue an unlimited number of Class A Common Shares and Class B Common Shares and an unlimited number of preferred shares. Currently there are 22.9 million Class A Shares, 22.9 million Class B Shares and no preferred shares issued and outstanding.

The holders of Common Shares are entitled to vote at meetings of shareholders of Superior on the basis of one vote per Common Share and are entitled to such dividends as the directors of Superior in their sole discretion may determine from time to time. In addition, the holders of Common Shares are entitled to receive the remaining property of Superior on liquidation or winding up on a pro rata basis.

Shareholder Notes

Superior is also authorized to issue an unlimited amount of Shareholder Notes pursuant to the Note Indenture. Currently there is approximately $1.061 billion aggregate principal amount of Shareholder Notes issued and outstanding, all registered in the name of the Fund. The Shareholder Notes bear interest at a weighted average rate of 13.29% and mature on October 1, 2026. Each holder of Shareholder Notes is entitled to one vote with respect to each $25 principal amount of Shareholder Notes held by them at meetings of holders of Shareholder Notes. The Shareholder Notes may be resold, distributed or transferred by the holder at any time prior to maturity date, subject to the approval of the Superior Board. Depending on certain conditions and assuming Superior is not in default under the Note Indenture, Superior may elect to satisfy its obligation to repay the principal amount of the Shareholder Notes on maturity by the issue and delivery of Common Shares having a fair market value (as reasonably determined by the Board of Superior) equal to the aggregate outstanding principal amount of the Shareholder Notes. Payment of the principal of and interest on the Shareholder Notes is subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on and all other amounts owing in respect of all senior indebtedness of Superior. Senior indebtedness in this context means all indebtedness and liabilities of Superior which, by the terms of the instrument creating or evidencing the same, are expressed to rank in right of payment in priority to the indebtedness evidenced by the Shareholder Notes.

Ratings

Credit Ratings

Credit ratings are intended to provide banks and capital market participants with a framework for comparing the credit quality of securities and are not a recommendation to buy, sell or hold securities. Disruptions in the banking and capital markets not specifically related to Superior may affect Superior's ability to access these funding sources or cause an increase in the return required by investors. Credit rating agencies consider quantitative and qualitative factors when assigning a rating to an individual company. Credit ratings should be evaluated independently and are subject to revision or withdrawal at any time by the assigning rating agency. Superior's credit ratings at the date hereof were as follows:

	Dominion Bond Rating Service Limited ("DBRS")	Standard & Poor's
Senior secured credit rating	BBB (low) \ Stable outlook	BBB – \ Negative outlook
Senior unsecured credit rating	N/A	BB+ \ Negative outlook

Stability Rating

The stability rating on the Fund's trust units assigned by DBRS is currently STA-3 (middle). DBRS's stability ratings are designed to measure the volatility and sustainability of distributions per trust unit, in a scale ranging from STA-1 to STA-7, with STA-1 representing the highest possible. Each rating category is refined into further subcategories of high, middle, and low. Stability ratings are not directly related to debt ratings, as stability and sustainability are only two factors in a debt rating. DBRS's stability rating encompasses seven main factors: operating characteristics, asset quality, financial flexibility, diversification, size and market position, sponsorship/governance, and growth. DBRS stability ratings do not take such factors as pricing or stock market risk into consideration. A stability rating is not a recommendation to buy, sell or hold trust units and may be subject to revision or withdrawal at any time by the rating organization.

DIVIDENDS/CASH DISTRIBUTIONS

Dividend Policy of Superior

The Board of Superior adopted a policy to distribute monthly, by way of dividends or a return of capital on its Common Shares, substantially all of Superior's available cash remaining after interest obligations on the Shareholder Notes and other expense obligations, subject to applicable law and to Superior retaining such reasonable working capital and capital expenditure reserves as may be considered appropriate by the Board.

Cash Distributions of the Fund

The Fund distributes to Unitholders on a monthly basis, the amount of cash equal to the total interest income earned on the Shareholder Notes and dividends or returns of capital received on the Common Shares of Superior less interest payments on the Debentures and any expenses or liabilities incurred by the Fund or amounts which may be paid in connection with any cash redemption of trust units. The Fund's policy is to distribute substantially all of its sustainable distributable cash flow to Unitholders. In March 2004, the Fund announced that it would no longer pay an annual top-up distribution and began instead to pay out on a regular monthly basis, an increased proportion of expected annual sustainable distributable cash flow. This change was designed to increase the transparency of distributions paid to Unitholders and is consistent with broader income fund distribution practices.

Superior's senior secured debt covenants include a restriction which would prohibit all distributions to the Fund if Superior's senior indebtedness (including amounts raised from the accounts receivable sales program) exceeds three times earnings before interest, taxes, depreciation and amortization for the last twelve month period as adjusted for the pro forma effect of acquisitions and divestitures. As at December 31, 2004, this ratio was 2.2 to 1.0.

The following table sets forth the amount of cash distributions the Fund has paid on the trust units for the three most recently completed financial years.

Record Date	Payment Date	Distribution Per Trust Unit	Annual Distribution Tax Year
Dec 31, 2004	Jan 14, 2005	0.20	**2004: $2.465**
Nov 30, 2004	Dec 15, 2004	0.20	
Oct 31, 2004	Nov 15, 2004	0.20	
Sep 30, 2004	Oct 15, 2004	0.20	
Aug 31, 2004	Sep 15, 2004	0.20	
Jul 31, 2004	Aug 13, 2004	0.19	
Jun 30, 2004	Jul 15, 2004	0.185	
May 31, 2004	Jun 15, 2004	0.185	
Apr 30, 2004	May 14, 2004	0.185	
Mar 31, 2004	Apr 15, 2004	0.37	
Feb 29, 2004	Mar 15, 2004	0.175	
Jan 31, 2004	Feb 13, 2004	0.175	
Dec 31, 2003	Jan 15, 2004	0.175	**2003: $2.28**
Nov 30, 2003	Dec 15, 2003	0.175	
Oct 31, 2003	Nov 14, 2003	0.175	
Sep 30, 2003	Oct 15, 2003	0.175	
Aug 31, 2003	Sep 15, 2003	0.175	
Jul 31, 2003	Aug 15, 2003	0.175	

Jun 30, 2003	Jul 15, 2003	0.175
May 31, 2003	Jun 13, 2003	0.175
Apr 30, 2003	May 15, 2003	0.16
Mar 31, 2003	Apr 15, 2003	0.40
Feb 28, 2003	Mar 14, 2003	0.16
Jan 31, 2003	Feb 14, 2003	0.16

Dec 31, 2002	Jan 15, 2003	0.143	**2002: $1.988**
Nov 30, 2002	Dec 13, 2002	0.143	
Oct 31, 2002	Nov 15, 2002	0.143	
Sep 30, 2002	Oct 15, 2002	0.143	
Aug 31, 2002	Sep 13, 2002	0.143	
July 31, 2002	Aug 15, 2002	0.143	
Jun 30, 2002	Jul 15, 2002	0.43	
Mar 31, 2002	Apr 15, 2002	0.70	

Note: Effective July 2002, the Fund increased the frequency of cash distributions from quarterly to monthly.

Taxation

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to Unitholders.

SUPERIOR'S OPERATIONS

Superior's operations are composed of four different divisions. The graph below depicts the 2004 annual operating distributable cash flow contributions, including Winroc on a pro forma basis:


9%
3%
47%
41%

47% Superior Propane: a propane retailer

41% ERCO Worldwide: a provider of chemicals and technology to the pulp and paper and water treatment industries

9% Winroc: a distributor to the walls and ceilings construction industry

3% Superior Energy Management: a natural gas retailer

Superior Propane

Superior Propane, is head-quartered in Calgary, Alberta, and began operations in 1951. It is engaged primarily in the distribution and retail sales of propane, propane consuming appliances and related services.

Product

Propane is extracted from natural gas during production and processing and from crude oil during the refining process. Propane is colourless and odourless; therefore, an odorant is added to facilitate its detection.

Propane, like natural gas, is a non-toxic clean burning and efficient energy source but unlike natural gas can be compressed at low pressures into liquid form. As a liquid, propane is easily transported by truck or rail and can be stored in propane tanks and cylinders. When the pressure is reduced, the liquid propane becomes a gas which is ignited and burned to create energy for many different uses.

Competitive Conditions

Superior Propane through its 1,715 employees and 206 operating locations, serves approximately 300,000 customers across Canada. Superior Propane is Canada's largest national retailer with an estimated 50% to 55% of the total estimated propane retail market. Superior Propane competes in a highly fragmented industry with approximately 200 local and regional propane retailers across Canada. Propane distribution is a local, relationship based business in which Superior Propane competes for market share based on price and level of service.

The retail propane industry in Canada is mature, representing less than 2% of Canada's total energy consumption. Propane competes with other energy sources such as natural gas, fuel oil, electricity and wood for traditional uses, and gasoline and other alternative fuels for transportation uses. In Canada, the cheapest source of heating fuel is predominately natural gas. Where natural gas is available, propane can be used as a portable fuel and a standby fuel for peak period requirements in industrial applications. In areas where natural gas is not available, propane is an alternative due to its portability. Propane is generally less expensive than electricity but more expensive than fuel oil on a heat content basis depending upon regional market conditions. However, the cleanliness, versatility, and operating efficiencies of propane make it competitive with fuel oil for heating purposes.

Business Operations

Superior Propane operates in eight geographical market regions, which are managed by general managers. The general managers have direct responsibility for several market and satellite operations, customers, pricing, administration and the overall profitability of their geographic business units. Superior Propane's 47 larger market centres, are typically located in a rural, industrial or commercial setting on two to five acre parcels of land with propane storage tanks, a cylinder dock, surplus land to store a working supply of customer tanks and cylinders, truck parking, warehouse space for rental equipment, appliance, materials and supplies inventories, an office and an appliance show room.

These market locations are supplemented by 159 satellite and storage yards. These satellite and storage yards are strategically located close to customers to minimize distribution costs and enhance security of supply, particularly during peak winter demand periods when road conditions may be poor and can interrupt efficient distribution. The operating area is generally limited to a radius of 80 to 150 kilometres around branch or satellite locations, depending on the nature of the customer base and local road infrastructure. Under Superior Propane's business structure, each market maintains a local presence through a market office. Teams are responsible for managing their local business and pursuing local opportunities. The market centres are supported by two call centres in Dartmouth, Nova Scotia and Laval, Quebec, which operate 24 hours a day, 7 days a week. The call centres are equipped to assist customers with general inquiries, fuel orders, billing inquiries, service requests and credit and collection issues. The market centres are further supported by services provided by Superior Propane's corporate office including, propane supply and transportation, invoicing, credit and collections, business systems, and marketing. Superior Propane operates from 133 owned and 73 locations that are leased from third parties under normal course operating leases. See Note 14(i) to the 2004 Annual Consolidated Financial Statements of the Fund.

Distribution of Refined Fuel Products

During the third quarter of 2004, Superior Propane purchased the assets of an Ontario based marketer of refined fuel products. The acquisition has been integrated into the infrastructure of Superior Propane but will maintain a separate identity and focus to grow sales of heating oil, bulk and packaged lubricants and engine fuels in the Ontario market.

Natural Gas Liquids Wholesale Marketing

Effective February 2, 2005, Superior Propane purchased the assets of Foster Energy Corporation, a wholesale marketer of natural gas liquids based in Calgary, Alberta, now operated as a business unit under the trade name Superior Gas Liquids. Superior Gas Liquids offers value-added natural gas liquids wholesale marketing services, primarily to small and medium sized propane retailers in the United States and Canada. They provide transportation, storage, risk management, supply and logistics services with annual sales volumes of approximately 400 million litres to over 100 customers, resourced from more than 40 suppliers.

Sales and Marketing

End-use Applications

Superior Propane primarily sells propane and related products and services to the residential, commercial, agricultural, industrial, and automotive customer markets. Approximately 50% of Superior Propane's sales volumes are to heating related applications and 50% are related to economic activity levels. A detailed analysis of sales volumes and gross profit is provided on pages 22 to 24 of the Management's Discussion and Analysis contained in the Fund's 2004 Annual Report.

Residential/Commercial: In these markets propane is consumed primarily in areas where natural gas is not readily available. It is used for space heating, water and pool heating, cooking, refrigeration, laundry and off grid electrical generation. Consumption in these markets is sensitive to winter weather conditions. In addition, residential consumption is dependent on product costs while commercial consumption varies with economic activity levels.

Agricultural: In the agricultural market, propane is used for space heating, for brooding and greenhouse operations, grain drying and tobacco curing and weed control. The agricultural business is extremely competitive, particularly as natural gas availability expands in rural markets. Propane demand for crop drying depends on weather conditions and crop values.

Industrial: Industrial usage includes forklift truck, welding, resale agent, construction and roofing markets, process heating and heat treatment for manufacturing, forestry, mining and fuel for internal combustion engines that drive oil pumpjacks in Western Canada. Industrial demand is generally tied to economic activity levels.

Automotive: In the automotive market, propane is used as a transportation fuel, particularly for public and private fleets and other large volume users. Engine technology has outpaced propane conversion technology, limiting the ability to convert new vehicles to propane. Propane vehicle emissions are low in greenhouse gas emissions and other pollutants that contribute to ground level ozone and respiratory health problems. Auto propane has the potential to make a significant contribution to Canada's greenhouse gas emission performance. However, the demand is expected to continue to decline in the medium term at an estimated rate of 15 to 20 percent per year, although original equipment vehicle manufacturers have re-introduced limited propane vehicle offerings.

Propane Pricing

Pricing to customers is primarily based on a margin above product and transportation costs. There are minor delays that affect retail margins as price changes from producers cannot be immediately passed through to customers. When the wholesale price of propane increases, the retail gross margins tend to erode in the short-term as it takes more time to pass on all of the price increases to the customers. Conversely, when wholesale prices decrease, retail gross margins and profitability tend to increase.

Increases or decreases in retail prices can have an immediate and direct impact on competitors and customer demand. Propane margins vary between end-use applications and geographic segments. Customer pricing is managed at both the regional and local market level and reflects local marketplace and alternate fuel cost conditions. Factors contributing to the consumer's buying decision include: reliability of supply, long-term availability, price, fuel quality, convenience, portability, storage requirements, available space, capital cost, equipment efficiency, and the supplier's local presence and service reputation in the community.

Supply and Storage

An estimated 11.8 billion litres of propane are produced in Canada annually of which about 3.8 billion litres are consumed domestically and the balance is exported to the United States where it is consumed in the energy and petro-chemical feedstock markets. Approximately 82% of the propane produced in Canada is extracted from natural gas during gas processing operations at field plants or at large straddle plants located on the major natural gas trunk line systems. Extraction from crude oil occurring during the refining process accounts for the remaining 18% of propane produced. Superior's propane supply is currently purchased from 14 propane producers in Canada. Propane is purchased mainly under annual contracts with pricing arrangements based on industry posted prices at the time of delivery. Superior Propane arranges propane supply to be provided at multiple supply points in order to match supply to where the customer demand is located. Some of Superior Propane's supply contracts provide it with the ongoing option to increase or decrease its monthly volume of supply and thereby provide flexibility to meet fluctuating demand requirements. Propane supply from Superior Propane's various suppliers has, historically, been readily available because of the substantial surplus of propane in Canada and the relationship Superior Propane typically enjoys with its principal suppliers.

Superior Propane's supply contract year ends March 31, 2005. The estimated percentage of Superior Propane's annual propane requirement supplied by the major suppliers is as follows:

Name of Supplier:	% of Annual Propane Requirement for Contract Year Ended March 31, 2005
BP Canada Energy Resources Company ("BP Canada") [1]	25%
Conoco Canada Limited	18%
Shell Canada Limited	18%
Keyera Energy Partnership	11%
	72%
10 other producer/suppliers [2]	28%
	100%

Notes:

(1) BP Canada is the single largest propane producer in Canada and has supplied Superior Propane for over ten years.

(2) No single other producer/supplier accounts for over 10%. These contracts are renewed annually.

Superior Propane leases 150 million litres of combined underground propane storage capacity in Marysville, Michigan and in Fort Saskatchewan, Alberta, enhancing its security of supply and distribution capacity in periods of supply disruption and high demand in the winter season. The Marysville lease expires in 2006. The leases in the Fort Saskatchewan area are annual, evergreen renewing arrangements. Superior Gas Liquids utilizes 40 propane suppliers as well as numerous short-term storage positions to service its customers in North America.

Propane Transportation

Primary Distribution

Primary transportation is the delivery of propane from product supply points to Superior Propane's market and satellite locations or storage yards, and to certain large volume customers. Road cargo liners and pressurized railcars are the two primary transportation modes. The capacities of the cargo liners vary from 35,000 to 65,000 litres per trailer. Railcars carry approximately 115,000 litres per car. See the table below for a breakdown of primary deliveries.

Primary Deliveries:	By Road Cargo Liner		By Rail
Eastern Canada	ET(1): 70%	Other Carriers: 4%	26%
Western Canada	Economy Carriers(2): 42%	Other Carriers: 40%	18%

(1) Energy Transportation ("ET") is a division of Superior Propane, operating 41 tractors and trailers of varying load capacities. ET employs its own full time and part time seasonal non-union drivers.

(2) Economy Carriers Limited ("Economy Carriers") is responsible for providing the optimal number of tractors, trailers and drivers to service Superior Propane's business requirements at competitive primary road transportation rates. Common carrier contracts are renewed annually.

Superior Propane's rail transportation requirements are provided by 128 leased railcars supplemented by approximately 250 to 300 (depending on seasonal requirements) railcars provided by propane suppliers in conjunction with their annual propane supply contract obligations to Superior Propane. The terms of railcar lease agreements range from one to five years.

Secondary Distribution

Secondary distribution is the delivery of propane from Superior Propane's markets to its customers. Superior Propane owns and operates a fleet of trucks to transport the propane it sells. Propane is delivered in bulk and in pressurized cylinders. Superior Propane employs full-time, part-time and seasonal drivers who assist with deliveries during the peak winter demand periods. It has 359 pressurized bulk delivery trucks that vary in load capacity from 13,000 litres to 32,000 litres and 103 cylinder trucks with boxes that vary in length from 12 feet to 26 feet of capacity. It owns and operates 20 tractors and 26 pressurized trailers, which have capacities ranging from 25,000 litres to 54,000 litres for secondary distribution use. Additionally, it also owns and operates 57 crane trucks and 291 service vehicles.

Employee and Labour Relations

As at December 31, 2004, Superior Propane had 1,470 regular and 245 part-time employees. Approximately 422 of its employees are unionized through provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec. There are seven union agreements, with expiry dates ranging from April 2005 to June 2006. Collective bargaining agreements are renegotiated in the normal course of business.

Environmental, Safety and Regulatory

Superior Propane through its health and safety and environment management system ensures that safety practices and regulatory compliance are an important part of its business. The storage and transfer of propane has limited impact on the environment as there is no impact to soil or water when propane is released, because it disperses into the atmosphere.

Superior Propane has customer, technical, occupational health and safety and fleet support representatives operating nationally which support its regional and local operations. They are responsible for providing market area personnel with emergency response support services, inspections, advice and training to ensure that facilities and equipment are maintained and operated safely and are in compliance with corporate and regulatory standards. They also provide support to the field operations as needed in the design, construction and inspection of large scale customer installations.

Trademarks, Trade Names and Service Marks

The Company owns all the right, title and interest in the "Superior Propane" ("Superieur" in French) trade name, related design and other trademarks, registered or acquired at various times over the years and relating to specific programs or services provided by Superior Propane or to marketing activities of Superior Propane. Superior Propane's trademarks are significant as they provide the Company with ownership of the names, designs and logos associated with its business which are recognizable to the public and useful in developing and maintaining brand loyalty. The duration of each of the trademarks is 15 years from the date they were first registered subject to renewals for further 15-year periods.

Financial Information

Selected historical financial information for the past five years is provided on page 18 of the Fund's 2004 Annual Report.

Capital Expenditures

Capital expenditures for Superior Propane for the past five years were as follows:

	Years ended December 31				
(millions of dollars)	**2004**	**2003**	**2002**	**2001**	**2000**
Maintenance capital	**7.4**	6.5	5.4	5.4	10.4
Proceeds on dispositions	**(1.8)**	(3.0)	(2.4)	(1.3)	(3.3)
Maintenance capital expenditures, net	**5.6**	3.5	3.0	4.1	7.1
Other capital expenditures	**4.2**	0.7	1.6	4.7	–
Other capital proceeds	**–**	(1.0)	(6.7)	(2.6)	–
Other capital expenditures, net	**4.2**	(0.3)	(5.1)	2.1	–
	9.8	3.2	(2.1)	6.2	7.1

ERCO Worldwide

ERCO Worldwide, a producer of sodium chlorate and other chemicals and technology for the pulp and paper and water treatment industries, is headquartered in Toronto, Ontario. It has been in business since the 1940's.

Competitive Conditions

ERCO Worldwide competes with three other sodium chlorate companies, Eka Chemicals, Finnish Chemicals and Nexen Chemicals on a worldwide basis. ERCO Worldwide also competes with a number of smaller regional producers. Key competitive factors include price, product quality, logistics capability, reliability of supply, and technical capability and service. Of the global producers, Nexen Chemicals and Finnish Chemicals have a more limited product range and do not provide chlorine dioxide generators or related technology and service. By providing generator technology and services in addition to chemicals, ERCO Worldwide is able to establish strong, long-term relationships with customers. ERCO Worldwide acquired Albchem, a western Canadian sodium chlorate producer on October 1, 2003 for $122.8 million on a debt free basis, increasing its annual sodium chlorate production capacity by 26% to 580,000 tonnes. Through its acquisition of Albchem, ERCO Worldwide became the North American leader with 29% of estimated North American market capacity, and is second in the world with 21% of estimated worldwide capacity. The four largest producers of sodium chlorate in North America comprise approximately 88% of estimated capacity in North America, and 81% of global capacity.

ERCO has the world's largest installed base of modern chlorine dioxide generators and related technology for the pulp and paper industry, representing approximately 67% of modern generators worldwide, and is a leader in developing new generators and technology for water treatment markets.

With the start-up of additional sodium chlorite capacity in Thunder Bay, Ontario in June 2003, ERCO has become the world's largest producer of sodium chlorite.

ERCO Worldwide also competes with various other chemical producers, such as Dow Chemicals, Nexen, Pioneer, Arch Chemicals, Inc. and Vulcan, in the sale of its other chemical products.

Business Operations

ERCO Worldwide services two distinct market segments: pulp and paper and other chemicals. The pulp and paper business segment, which represented approximately 87% of ERCO's total revenue for the year ended December 31, 2004, has two principal sources of revenue: sodium chlorate and technology related sales. Other chemicals, which represented approximately 13% of total revenue for the year ended December 31, 2004, is comprised of its chlor alkali products and sodium chlorite. In October 2004, ERCO stopped producing calcium hypochlorite, in favour of increased external sales of caustic soda and chlorine. Operating cash flow for the two major business segments are similar in proportion to revenues.

The following chart provides a detailed overview of ERCO Worldwide's business operations:

Product & Production Capacity	Primary End Use	2004 Revenue by Product [2]	Distribution
Pulp and Paper			
Sodium Chlorate (580,000 MT[1]/year)	Production of chlorine dioxide, which is used as a bleaching agent in pulp mills	81%	Sold directly to pulp and paper mills under one to five-year supply contracts, most of which provide for a percentage of total mill requirements at market prices.
Chlorine Dioxide Generators and related technology services	Technology used in the pulp and paper industry to convert sodium chlorate into chlorine dioxide	6%	The licenses for this technology generally have a 10-year royalty fee structure.
Other Chemicals			
Sodium Chlorite (8,500 MT/year)	Production of chlorine dioxide for water treatment, food processing and the treatment of effluents for environment control	3%	Distributed pursuant to contractual arrangements with third party distributors.
Caustic Soda[3] (37,000 MT/year) Chlorine[3] (33,000 MT/year) Hydrochloric Acid (63,000 MT/year)	Production of the following products: membrane grade caustic soda used in specialty applications; chlorine used for bleach manufacturing, mining and water treatment applications; and hydrochloric acid, sold to the oil and gas service market	10%	Distributed pursuant to contractual arrangements with third party distributors.

Notes:
[1] "MT" means metric tonnes.
[2] Based on the results of ERCO Worldwide for the year ended December 31, 2004.
[3] Includes calcium hypochlorite revenues to October 2004.

Products

Pulp and Paper

Sodium Chlorate

Sodium chlorate is an inorganic chemical that is primarily used as a feedstock in the production of chlorine dioxide for the bleaching of wood pulp. The use of chlorine dioxide as a bleaching agent has significant environmental advantages relative to the use of elemental chlorine. The primary end products of the pulp include high quality office and coated papers. Other uses of sodium chlorate include metal treating, mining, textile bleaching, and de-inking of recycled papers. ERCO Worldwide currently produces sodium chlorate at eight plant locations providing it with considerable operating flexibility as production can be quickly ramped up or down at minimal cost in response to customer demand, electricity costs or maintenance requirements. Production, logistics and customer orders are managed centrally to optimize operations across ERCO Worldwide's eight plant network. The ability to adjust production across its plant network is important to manage regional energy cost fluctuations, as energy represents approximately 75% - 85% of the variable cost to produce its primary products. The addition of the former Albchem plants in Bruderheim, Alberta and Hargrave, Manitoba increased operating flexibility and ability to serve customers throughout North America and offshore.

As outlined in the flow diagram below, the process of manufacturing sodium chlorate starts with the major raw material, sodium chloride (salt), which can be purchased as rock, solar or evaporated salt. The salt is then mixed with water and converted into purified brine, which enters a reactor where electrical energy converts the sodium chloride to sodium chlorate. The sodium chlorate is then removed from the mixture through crystallization. These crystals are washed and dried prior to being transferred to a loading hopper. The dry, high purity sodium chlorate crystals are then loaded into railcars or trucks for shipment to customers. Besides electricity, salt is the major cost component to produce sodium chlorate, representing approximately 10% of variable production costs.


Hydrogen
Treatment Chemicals
Heat
Scrubbers
Water
Hydrogen
Salt
Water
Brine Preparation
Electrolysis
Crystalization Process
Waste
Electrical Energy
Railcars Transport Truck

ERCO Worldwide operates a total of eight sodium chlorate plants located in Vancouver, British Columbia; Grande Prairie, Alberta; Bruderheim, Alberta; Saskatoon, Saskatchewan; Hargrave, Manitoba; Thunder Bay, Ontario; Buckingham, Quebec; and Valdosta, Georgia.

The Buckingham, Saskatoon, Bruderheim, Hargrave and Vancouver facilities are located on property owned by ERCO Worldwide, with the remaining facilities located on leased property under long-term arrangements.

The plants are located close to major rail terminals and customer sites to facilitate delivery of ERCO Worldwide's products to the relevant markets. The plants are also located near power generation facilities and long-term sources of salt, which are the two most important raw materials for the pulp chemicals business processes.

Chlorine Dioxide Generators
ERCO Worldwide is the largest worldwide supplier of modern chlorine dioxide generators, which convert sodium chlorate into chlorine dioxide. These generators, which are sold under the ERCO™ brand name, are specifically designed and engineered for pulp mills to meet their specific needs for size, technology, pulping conditions and desired whiteness and strength of the final bleached product. ERCO Worldwide provides engineering, design, equipment specification, equipment procurement, on-site technical assistance, operator training and plant start-up services. The business also provides ongoing technical support and services, spare parts and licenses its technology to customers. ERCO Worldwide maintains a team of approximately 25 employees with the special technical skills required to support this business. Each mill that uses chlorine dioxide as a bleaching agent requires at least one chlorine dioxide generator. Revenues from the sale of generators is received as the generators are constructed at customer sites, as well as from royalty payments generally received over a ten-year period based on the amount of chlorine dioxide produced by the generator.

ERCO Worldwide has recently introduced ERCO Smarts™, a software and service package that optimizes the operating efficiency of chlorine dioxide generators. At the end of 2004, there were four customers using, and two other customers implementing, ERCO Smarts™.

Other Chemicals

Chlor Alkali Products
ERCO Worldwide's chlor alkali operations are conducted at its Saskatoon facility. The chlor alkali operations produce high grade sodium hydroxide ("caustic soda"), consumed internally and sold regionally as a premium product; hydrochloric acid, consumed internally and sold to the oil and gas service market; and chlorine, consumed internally and sold regionally for bleach manufacturing, mining and water treatment.

Sodium Chlorite
Sodium chlorite is used as a feedstock in the production of chlorine dioxide in smaller scale operations and is used as a disinfectant for municipal water treatment, industrial process and waste water treatment and as a biocide/disinfectant for food processing and sanitization applications. The primary feedstock for sodium chlorite is sodium chlorate. ERCO Worldwide currently produces sodium chlorite at its plant located in Buckingham, Quebec and at a new plant in Thunder Bay, Ontario, which began operations in June 2003.

Sales and Marketing

ERCO Worldwide's sales are conducted by its business managers who are technical experts with an average of over 30 years experience in the chemical industry. They develop long-term relationships with clients through the provision of technical service and support. ERCO Worldwide sells sodium chlorate directly to pulp and paper mills under one to five-year supply contracts, most of which provide for a percentage of total mill requirements at market based prices. Due to the highly technical nature of ERCO's chlorine dioxide generator operations, a coordinated selling approach between its product sales and marketing team and its technical service and engineering groups is employed. Prospective customers are identified through a number of diverse channels, including mill visits by technical service engineers and inquiries from consulting engineering firms, marketing partners and pulp mills. The majority of ERCO Worldwide's other chemical products are distributed by various third party distributors. ERCO's top ten customers account for approximately 54% of its revenues and its largest customer accounts for approximately 9% of its revenues.

Increasing portions of ERCO's sodium chlorate sales are to the growing South American and Asia/Pacific markets. These markets are now following the North American practice of using chlorine dioxide to bleach pulp. Additionally these regions are expanding bleached pulp production to meet the rapidly growing paper demand. North American sodium chlorate demand is approximately 2 million metric tonnes, while worldwide demand is approximately 2.8 million metric tonnes. ERCO services the export market from its Vancouver and Bruderheim facilities.

During the third quarter, ERCO Worldwide entered into a long term sodium chlorate supply agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas CMPC S.A., one of the world's leading producers of bleached pulp. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill and supply CMPC's three pulp mills located in Chile. This new plant is estimated to cost Cdn. $65 million and is scheduled to start up in mid-2006, increasing ERCO Worldwide's sodium chlorate production capacity by 10% to approximately 635,000 tonnes.

Supply Arrangements

ERCO Worldwide uses three primary raw materials to produce its chemical products: electricity, salt and water. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located with the exception of the plants in Grande Prairie and Bruderheim, Alberta, where approximately two-thirds of its power requirements are purchased at fixed rates for 1 to 12 year periods. (See Note 14(iii) of the Fund's 2004 Annual Consolidated Financial Statements). These contracts generally provide ERCO Worldwide with some portion of firm power and a portion that may be interrupted by the producer based on the terms of the various agreements. ERCO Worldwide can quickly reduce its power consumption at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid.

ERCO Worldwide purchases salt from third party suppliers to fulfill the requirements at most of its plants. The salt contracts are typically fixed price contracts with terms of one year or greater, often with automatic renewals. The Bruderheim, Hargrave and the Saskatoon facilities are self-supplied, through solution mining on-site.

Transportation

Approximately 63% of ERCO's product transportation requirements are provided by railcar, 24% by transport truck and the remaining 13% by pipeline and ocean vessel. ERCO Worldwide currently utilizes third party carriers to transport all of its products. Rail transportation requirements are provided by 783 leased railcars with lease terms ranging from one to seven years.

Employee and Labour Relations

As at December 31, 2004, ERCO Worldwide had 409 employees of which approximately 157 (38%) are unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements which expire from 2007 to 2009.

Environmental, Safety and Regulatory

ERCO Worldwide's operations involve the handling, production, transportation, treatment, and disposal of materials that are classified as hazardous and that are extensively regulated by environmental and health and safety laws, regulations and requirements. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals. In 2004, ERCO was verified as complying with the Responsible Care® guidelines for a third time, which represents over 10 years of compliance. ERCO Worldwide continually strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. ERCO Worldwide has steadily reduced the number of safety and environmental incidents at all of its facilities, and has not had a material environmental or safety incident for over 11 years. ERCO Worldwide has also been recognized by many third parties for its safety and environmental record.

Trademarks, Trade Names and Service Marks

ERCO Worldwide owns all the right, title and interest in the "ERCO Worldwide" ("ERCO Mondial" in French) trade name, the "ERCO" trademark and related design, and the other trademarks and patents registered or acquired at various times over the years relating to specific technology, products or services that it provides. ERCO Worldwide's trademarks are significant as they provide ERCO Worldwide with ownership of the names, designs and logos associated with its business and technology and are well recognized internationally in the pulp and paper and the water treatment industries. The duration of each of the trademarks is between 10 and 15 years from the date of the first registration, subject to renewals for further 10 to 15 year periods, depending on the country of registration.

ERCO Worldwide currently has over 240 patents and patent applications worldwide protecting its proprietary chlorine dioxide, sodium chlorate and sodium chlorite technologies. The duration of each patent is between 15 and 20 years from the date the patent was first registered, depending on the country of registration.

Financial Information

Selected historical financial information for ERCO Worldwide for the last five years is provided on page 18 of the Fund's 2004 Annual Report.

Capital Expenditures

ERCO Worldwide has low and predictable maintenance capital expenditure requirements, averaging $8.9 million annually representing an average 2.4% of its revenue over the past three fiscal years.

Capital expenditures for ERCO Worldwide for the past five years were as follows:

	Years ended December 31				
(millions of dollars)	**2004**	**2003**	**2002**	**2001**	**2000**
Maintenance capital	**7.6**	6.4	12.7	11.1	11.5
Proceeds on dispositions	**–**	–	–	–	–
Maintenance capital expenditures, net	**7.6**	6.4	12.7	11.1	11.5
Other capital expenditures	**5.7**	7.3	4.0	–	–
Other capital proceeds	**–**	–	–	–	–
Other capital expenditures, net	**5.7**	7.3	4.0	–	–
	13.3	13.7	16.6	11.1	11.5

Growth capital expenditures on the five year sodium chlorate cell replacement program, which began in 2002, continued with $4.3 million expended during 2004 ($12.2 million cumulatively). The project is approximately 45% complete with expenditures of $12 million anticipated over the next three years. Annualized electrical energy savings of $2 million are being realized. Cell design work has resulted in design modifications which are expected to result in additional electrical efficiencies. The cell replacement program is considered to be growth capital in nature, as the project improves the production efficiency of the business.

Winroc

Winroc, is headquartered in Calgary, Alberta, and began operations in 1971. It is the seventh largest distributor of specialty construction products to the walls and ceilings industry in North America. Superior purchased Winroc effective June 11, 2004, for cash consideration of $104.2 million on a debt free basis. The acquisition of Winroc provides Superior with further business diversification and an additional platform for value growth. Winroc is a well established margin based distribution service business with characteristics similar to that of Superior Propane.

In December 2004, Winroc expanded its distribution operations into Ontario by acquiring the business of Interior Building Supplies Company Ltd. ("IBS") with operations located in Windsor, London and Cambridge, Ontario for $12.2 million on a debt free basis.

Products

Winroc distributes, but does not produce, many different products used in the walls and ceiling construction industry. Sales can generally be grouped into the following product categories:

Product category	% of 2004 sales[1]
Drywall and components	51%
Ceilings	14%
Steel framing	12%
Insulation	10%
Stucco and plaster	8%
Tools and fasteners	5%

[1] Pro forma full year 2004 reflecting the acquisition of IBS.

Competitive Conditions

Winroc enjoys considerable geographic and customer diversification servicing over 5,600 customers across 32 distribution branches (25 locations in Canada and 7 in the Western United States). Winroc's 10 largest customers represent approximately 14% of its annual distribution sales. Winroc is estimated to be the seventh largest specialty distributor in the approximately $16 billion North American walls and ceilings industry with an estimated 1.5% of market share. Specialty distributors, such as Winroc, service the builder/contractor market, representing an estimated 50% to 60% of total industry revenues with the remainder sold through big-box home centres and independent lumber yards who service the do-it-yourself market. The specialty distribution sector is highly fragmented with the top seven competitors representing an estimated 25% of overall North American industry revenues. The walls and ceilings specialty distribution business is a local, relationship based business in which distributors compete on the basis of price and service. Barriers to entry are relatively low. Winroc positions itself as a productivity partner with the installing contractor, providing value added "stock and scatter" job site service. Winroc's multi-location distribution network, strong local market position and Allroc purchasing operation, provide it with purchasing scale, product line breadth and knowledge that assists its customers, providing it with a competitive advantage over smaller competitors.

Business Operations

Winroc operates 32 distribution branches, which are managed by branch general managers. The general managers have direct responsibility for branch operations, including responsibility for customer relationships, delivery and service, pricing, administration and the overall profitability of their geographic business units. Winroc's branches are typically located in an industrial or commercial setting. The branches range from smaller warehouse locations to operations on up to five acres of land, complete with office and showroom areas, covered and uncovered storage areas for the product, as well as receiving and shipping space. The operating area is usually limited to a radius of 100 kilometres around branch locations, depending on the nature of the customer base and local road infrastructure. Under Winroc's business structure, its market presence is through a market office with teams responsible for managing their local business and pursuing local opportunities.

Of Winroc's 32 operating locations, two are owned and the balance are leased from third parties under normal course operating leases. See Note 14(i) of the 2004 Annual Consolidated Financial Statements of the Fund.

Sales and Marketing

A detailed analysis of sales volumes and gross profit is provided on pages 28 to 29 of the Management's Discussion and Analysis contained in the Fund's 2004 Annual Report.

Demand Profile

Demand for walls and ceilings building materials is affected by changes in general and local economic factors, including interest rates, employment levels, demographic trends, consumer confidence and overall economic growth. These factors impact the level of existing housing sales, new home construction, new non-residential construction and office/commercial space turnover.

Housing starts reflect the level of new residential construction activity. The level of new commercial construction activity has historically lagged new residential activity as commercial infrastructure is put in place to service residential development. Renovation activity trends have historically followed existing home re-sales and turnover of occupants in commercial building space.

Approximately 50% of Winroc's sales are estimated to be to the new commercial construction and commercial renovation segments and 50% of sales are estimated to be to new residential construction and renovation segments. Winroc sells its full product line to commercial customers. Gypsum board and accessories, insulation and plaster products are the primary products sold to residential construction customers.

Winroc's sales are moderately seasonal, with 53% of revenues generated during the second and third quarters.

Product Pricing

Pricing to customers is primarily based on a margin above product and delivery costs. There are delays from time to time that affect margins when price changes from manufacturers cannot be immediately passed through to customers. Under certain market conditions, when the wholesale price of products increases, gross margins tend to erode in the short-term as it takes more time to pass the price increases through to the customers. Conversely, when wholesale prices decrease, gross margins and profitability tend to increase in the short-term.

Product gross margins vary between products and geographic areas. Customer pricing is managed at both the regional and local market level and reflects local marketplace supply and demand conditions.

Supply Arrangements

Product purchasing is a critical component of Winroc's business, as the cost of products, product knowledge and the ability to source products in periods of tight supply are key to Winroc's service position and profitability and ability to differentiate its service to its customers. Winroc's purchasing operations are conducted centrally through its Allroc division. Allroc also provides third party purchasing services for 38 other independent companies, allowing Winroc to further leverage its purchasing power. Winroc purchases products from over 100 different suppliers, of which the top ten provide 70% of the product they purchase. Winroc is not reliant on any one supplier to source product within its principal product lines.

Winroc purchases its products pursuant to various purchasing programs and does not enter into long-term purchasing contracts.

Transportation

Winroc's suppliers are typically responsible for arranging transportation of products from the manufacturing facility to Winroc's operating locations. Deliveries are primarily made through either common road carrier or by rail.

Winroc owns and operates a fleet of trucks and forklifts to transport the products it sells from their operating locations to customer job sites. Winroc employs full-time, part-time and seasonal drivers and stockers who deliver products. As at December 31, 2004 Winroc owned 217 trucks that vary in load capacity from 2,000 to 43,000 kg and 81 trailers that are all used as the primary delivery vehicles. In addition, Winroc operates 146 forklifts, which are used at its warehouse locations and customer job sites to load and unload product onto and from delivery vehicles.

Employee and Labour Relations

As at December 31, 2004, Winroc had 677 employees, of which 223 were salaried and 454 were hourly employees. Approximately 68 of its employees are unionized through union agreements at three of its operating locations, with expiry dates ranging from March 2005 to May 2008. Collective bargaining agreements are renegotiated in the normal course of business.

Environmental, Safety and Regulatory

Distribution of walls and ceilings construction products is a physically challenging job. Winroc is committed to a safe workplace, and maintains safe working practices through proper procedures and direction and utilization of equipment such as forklift trucks, cranes and carts. Winroc handles and stores a variety of construction materials and maintains appropriate materials handling compliance programs.

Trademarks, Trade Names and Service Marks

The Company owns all the right, title and interest in the "Winroc", "Allroc" and "IBS" trade names, related design and other trademarks, registered or acquired at various times over the years and relating to specific programs or services provided by Winroc or to marketing activities of Winroc.

Winroc's trademarks are significant as they provide the Company with ownership of the names, designs and logos associated with its business which are recognizable to the public and useful in developing and maintaining brand loyalty. The duration of each of the trademarks is 15 years from the date they were first registered subject to renewals for further 15-year periods.

Financial Information

Selected historical financial information for the past five years is provided on page 19 of the Fund's 2004 Annual Report.

Capital Expenditures

Capital expenditures for Winroc for the past three years were as follows:

	Years ended December 31		
(millions of dollars)	**2004**	**2003**	**2002**
Maintenance capital	**7.1**	6.1	4.9
Proceeds on dispositions	**(0.2)**	(0.3)	(0.2)
Maintenance capital expenditures, net	**6.9**	5.8	4.7
Other capital expenditures	**12.2**[(1)]	–	–
Other capital proceeds	–	(1.1)	–

Other capital expenditures, net	**12.2**	(1.1)	–
	19.1	4.7	4.7

(1) Acquisition of IBS on December 7, 2004.

Superior Energy Management

Superior Energy Management ("SEM"), is headquartered in Mississauga, Ontario, and began operations in June of 2002. SEM provides natural gas retailing services under fixed price, term contracts, predominantly to mid-sized commercial and industrial and residential customers in Ontario. SEM also services the commercial and light industrial market in the Gaz Metropolitain franchise region in Quebec.

Competitive Conditions

The natural gas market in Ontario has been deregulated since 1986 and since January 2004 in Quebec for commercial and light industrial customers who consume greater than 280 gigajoules per year. Consumers are able to choose their natural gas supplier and to choose between various prices and terms. SEM supplies fixed price gas for specific terms to commercial, small industrial and residential customers throughout Ontario and commercial and light industrial customers in Quebec. The market of supplying gas to customers is competitive, with a number of companies supplying different market sectors. The residential sector has approximately six suppliers, while commercial and industrial consumers have approximately 16 suppliers in Ontario and seven in Quebec. Each competitor offers different options relating to price, term and related services. Consumers also have the option of having their gas supply provided by their utility company at a variable price that is adjusted on a quarterly basis and is subject to retroactive adjustments. Approximately 60% of natural gas consumers in Ontario and 96% in Quebec are still supplied by utilities, which provides SEM with opportunities for customer growth.

Natural gas competes favourably with other fuel sources, such as oil, electricity and propane. Natural gas enjoys both environmental and price advantages over other fuel options. However, since gas is delivered through pipeline systems, its availability is constrained by distribution system infrastructure.

Business Operations

SEM provides fixed price natural gas solutions to commercial, industrial and residential consumers in Ontario and commercial and light industrial customers in Quebec for contract terms up to five years. In order to capture a fixed selling margin for the term of the customer contract, a fixed price natural gas supply matching the volume and term of the customer obligation is contracted with various producers and financial counterparties. The local distribution companies (the "LDC's") are required to provide SEM with transportation, storage and distribution services to SEM's customers as well as billing and collection services.

Sales and Marketing

A detailed analysis of sales volumes and gross profit is provided on pages 30 to 31 of the Management's Discussion and Analysis contained in the Fund's 2004 Annual Report.

For the year-ended December 31, 2004, SEM supplied approximately 28.1 million Gigajoules of natural gas (2003 – 20.9 million Gigajoules) to 28,800 (2003 – 10,800) end use customers under term, fixed-price contracts, the largest of which represents 6% of SEM's gross profit. SEM markets its gas supply service to consumers throughout Ontario and Quebec through an internal sales force and through sales agents. Customer contracts are registered with and administered by the LDC and, as a result, are protected from competitive sales initiatives for the term of the customer contract. The gas supply contracts are typically from one to five years and are at a fixed price. At December 31, 2004, the weighted average remaining customer contract life was 32 months, an increase of 88% over the previous year.

Supply and Transportation

SEM currently has twelve (2003 - five) financial and physical natural gas suppliers and contracts for gas for fixed term and price to match contractual customer requirements. SEM uses each of these suppliers to achieve diversification of its gas portfolio and to manage its volume and credit risk exposure. SEM's largest supplier represents 44% (2003 - 40%) of its supply commitments at December 31, 2004. SEM's supply commitments for the next five years as at December 31, 2004, are detailed in Note 14(ii) of the Fund's 2004 Annual Consolidated Financial Statements. The financial condition of each counter party is evaluated and credit limits are established to reduce SEM's exposure to the credit risk of non-performance. SEM continues to work to expand its natural gas supply counterparties.

Although customers purchase their gas supply through SEM, LDC's such as Union Energy, Enbridge Consumers Gas and Gaz Metropolitan are required on a regulated basis to distribute the gas to SEM's customers. LDC's are also required to assign SEM pipeline transportation and storage capability sufficient to service its customers under contract.

Employee and Labour Relations

As at December 31, 2004, SEM has 26 full time and 4 part-time employees (2003 - 16 full time, 7 part time). SEM also uses independent contract sales agents.

Environmental, Safety and Regulatory

SEM supplies natural gas to end-use customers. The natural gas is transported through pipeline systems by pipeline and utility companies. These pipeline and utility companies are regulated by the National Energy Board, the Ontario Energy Board, and the Régie du Batiment and are required to maintain environmental and safety standards.

Trademarks, Trade Names and Service Marks

The Company owns all the right, title and interest in the "Superior Energy Management" trade name and related design. Superior's trademarks are significant as they provide the Company with ownership of the names, designs and logos associated with its business which are recognizable to the public and useful in developing and maintaining brand loyalty. The duration of each of the trademarks is 15 years from the date they were first registered subject to renewals for further 15-year periods.

Financial Information

Selected historical financial information since the commencement of SEM's operations in October 2002, is provided on page 19 of the Fund's 2004 Annual Report.

MARKET FOR SECURITIES

The Fund's trust units are listed for trading on The Toronto Stock Exchange (the "TSX") under the symbol SPF.UN. The Fund's Series 1 and Series 2 Debentures, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

The following table summarizes the trading activities of the Fund's securities for the year ended December 31, 2004 on the TSX:

Trust units : SPF.un	High	Low	Volume
January	26.98	25.13	2,536,472
February	27.98	26.51	3,896,908
March	28.80	27.00	2,668,387
April	28.17	24.01	4,110,127
May	25.50	22.45	3,962,681
June	25.95	24.15	2,646,538
July	26.43	25.50	1,818,806
August	27.40	25.60	2,099,509
September	28.10	26.66	2,868,716
October	29.05	27.46	2,075,697
November	29.65	28.12	2,291,126
December	30.23	26.70	2,532,101
2004	**30.23**	**22.45**	**33,507,068**

Debentures, Series 1: SPF.db	High	Low	Volume
January	165.00	155.00	10,250
February	171.25	146.09	8,620
March	174.50	160.00	11,950
April	173.00	150.04	2,780
May	153.10	140.00	18,970
June	153.82	136.61	6,530
July	163.14	150.00	6,540
August	167.00	160.38	4,489
September	175.00	163.08	6,510
October	177.00	169.08	5,770
November	182.00	172.00	7,680
December	187.74	150.00	7,350
2004	**187.74**	**136.61**	**97,439**

Debentures, Series 2: SPF.db.a	High	Low	Volume
January	132.00	123.11	134,254
February	135.01	126.28	91,090
March	140.00	131.00	118,360
April	139.30	121.02	81,610
May	126.00	112.30	90,050
June	127.00	115.68	38,450
July	130.00	122.44	50,914
August	133.50	126.00	120,230
September	138.25	130.00	75,070

October	145.00	135.04	91,920
November	146.55	139.30	45,000
December	149.50	132.59	40,870
2004	**149.50**	**112.30**	**977,818**

ESCROWED SECURITIES

The number of securities of each class of the Fund held, to the best of the Fund's knowledge, in escrow, and the percentage that number represents of the outstanding securities of that class, are as follows:

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Trust Units	709,472[1]	0.9%

Notes:

(1) The trust units in escrow were distributed to three senior executives of Superior pursuant to the Internalization on May 8, 2003. The escrow agent under the related escrow agreements is CIBC Mellon Trust Company of Canada. The escrow agreements are for a term of four years and provide that the trust units will be released from escrow at a rate of 25% of the original amount per year on the anniversary date of the Internalization.

DIRECTORS AND OFFICERS

The names, committee memberships, municipalities of residence, and principal occupations for the five preceding years of the directors and officers of the Company and the year each director first became a director are shown below. Each current director serves until the next annual meeting of the Fund or until a successor is elected or appointed. Unless otherwise indicated, each director and officer has been engaged for the past five years in the specified present principal occupations or in other executive capacities with the Company or firms referred to, or with affiliates, subsidiaries or predecessors thereof. In addition, unless otherwise indicated, each director listed below has been a director of the Company continuously since his initial appointment.

As at March 9, 2005, the directors and officers as a group owned, directly or indirectly 2,657,097 trust units of the Fund, representing approximately 3.5% of the Fund's outstanding trust units. The number of trust units of the Fund that each director beneficially owns, directly or indirectly, or exercises control or direction over, as at March 9, 2005, is included in the following table. The information as to the ownership or control or direction of trust units, not being within the knowledge of Superior, has been furnished by the directors individually.

Name, Province and Country of Residence	Director Since	Number of trust units	Principal Occupation
Grant D. Billing Alberta, Canada	1994	1,242,917 [3][4]	Executive Chairman of Superior.
Robert J. Engbloom, Q.C. [2] Alberta, Canada	1996	11,999	Partner, Macleod Dixon LLP (law firm).

Name, Province and Country of Residence	Director Since	Number of trust units	Principal Occupation
Peter A.W. Green [2][5] Ontario, Canada	1996	3,284	Chairman of The Frog Hollow Group Inc. (international business advisors) and Chairman of Patheon Inc. (global pharmaceutical company).
Allan G. Lennox [2] Alberta, Canada	1996	18,736	Principal of AG Lennox & Associates (human resource consulting firm).
James S.A. MacDonald [2] Ontario, Canada	2000 [6] (also, May 28/98 - Dec 11/98)	47,757 [3][4]	Chairman and Managing Partner of Enterprise Capital Management Inc. ("ECMI")(investment management company).
Geoffrey N. Mackey Alberta, Canada	2000 [6] (also, Oct 8/96 - Dec 8/98)	486,235 [3][4]	President and Chief Executive Officer of Superior.
David P. Smith [1] Ontario, Canada	1998	22,204 [3][4]	Managing Partner of ECMI.
Norman R. Gish [1] Alberta, Canada	2003 [8]	17,408 [9]	President, Gish Consulting Inc. (energy industry consulting firm).
Peter Valentine [1] Alberta, Canada	2004	Nil	Senior Advisor to the C.E.O., Calgary Health Region (health care organization), and to the Dean of Medicine, University of Calgary.

Notes:

(1) Member of Audit Committee.

(2) Member of Governance and Human Resources Committee.

(3) Messrs. Billing, MacDonald, Mackey and Smith also own 650,347, 54,382, 206,929 and 6,596 warrants, respectively, to acquire trust units of the Fund at an exercise price of $20.00 expiring on May 8, 2008.

(4) Messrs. Billing, MacDonald, Mackey and Smith are each either directors and/or officers of Superior Capital Management Inc., which is the administrator of the Superior Investment Trust which holds 1,000,597 trust units of the Fund. Messrs. Billing and Mackey also own approximately 35% of the outstanding units of the Superior Investment Trust.

(5) Mr. Green was appointed Lead Director of Superior on August 11, 2003. Mr. Green has been appointed as a director and officer of companies that have financial difficulties to assist such companies with financial restructuring, proposals or compromise arrangements. In this capacity, Mr. Green was appointed a director of Phillip Services Corp. which made a proposal under chapter 11 of the U.S. Bankruptcy Code and the *Companies Creditors' Arrangement Act* (Canada) in 1999 and briefly became the Chairman and C.E.O. of Norigen Inc. which went into receivership in August, 2001.

(6) Director of ICG Propane Inc. ("ICG") for the duration of the Hold-Separate Order of the Competition Bureau which required Superior to keep ICG's operations separate from its own. ICG was amalgamated with Superior effective September 30, 2000.

(7) The directors of Superior hold an aggregate of 673,334 options to acquire trust units.

(8) Mr. Gish served as a trustee of the Fund from September 2000 to October 2003 and as Chairman of ICG from December 1998 to September 2000.

(9) Mr. Gish also owns $53,000 principal amount of the Series 2 Convertible Debentures of the Fund.

(10) The Corporation does not have an Executive Committee.

Officers who are not Directors

Name and Municipality of Residence	Principal Occupation

W. Mark Schweitzer Calgary, Alberta	Executive Vice-President, Corporate Development and Chief Financial Officer
Derren J. Newell Calgary, Alberta	Vice-President, Finance
Theresia R. Reisch Calgary, Alberta	Director, Investor Relations and Corporate Secretary

Name and Municipality of Residence	Principal Occupation
David R. Eastin Calgary, Alberta	President, Superior Propane, a division of the Company since September, 2004 and prior thereto Senior Vice-President and Chief Operating Officer of Suburban Propane Partners L.P., Whippany, New Jersey, United States (a propane retailing Master Limited Partnership)
Paul S. Timmons [(1)] Mississauga, Ontario	President, ERCO Worldwide, a division of the Company
Paul J. Vanderberg Calgary, Alberta	President, Winroc, a division of the Company
Gerald M. Haggarty Dundas, Ontario	President, Superior Energy Management, a division of the Company since May 2002 and from August 2000 to May 2002, Director, Natural Gas, Toronto Hydro Energy Services Inc. (energy services company)

Note:

(1) Mr. Timmons was an executive officer of affiliated entities of Sterling Chemicals Holdings, Inc. a Delaware Corporation that, along with such affiliated entities, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code on July 16, 2001.

AUDIT COMMITTEE

Information with respect to the Audit Committee, including its terms of reference, composition, education and experience of its members and the external auditor service fees are disclosed in the Information Circular of the Fund dated March 9, 2005, at pages 16 to 17 and pages B-1 to B-3, which information is incorporated by reference herein.

RISK FACTORS

Additional Financing

To the extent that external sources of capital, including public and private markets, become limited or unavailable, the Fund's and Superior's ability to make the necessary capital investments to maintain or expand its current business and to make necessary principal payments under its term credit facilities may be impaired.

Mutual Fund Trust Status

It is intended that the Fund continue to qualify as a mutual fund trust for the purposes of the Tax Act. The Fund may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Fund as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Fund and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- By virtue of its status as a mutual fund trust, the trust units are qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans (collectively, "Exempt Plans") as well as registered education savings plans ("RESPs").
- Where at the end of any month an Exempt Plan or a RESP holds trust units that are not qualified investments, the Exempt Plan or RESP must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1 percent of the fair market value of the trust units at the time such trust units were acquired by the Exempt Plan or RESP. An RRSP or RRIF holding trust units that are not qualified investments would become taxable on income attributable to the trust units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). RESPs which hold trust units that are not qualified investments may have their registration revoked by the Canada Revenue Agency.
- Trust units would become foreign property for Exempt Plans and registered pension plans upon the Fund ceasing to be a mutual fund trust.
- The Fund would be taxed on certain types of income distributed to Unitholders, including income generated from the interest on the Shareholder Notes and dividends on the Common Shares held by the Fund. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.
- Trust units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of trust units held by them.

In addition, Superior may take certain steps under the Declaration of Trust to preserve its status as a mutual fund trust, which steps may be adverse to certain holders of trust units.

Foreign Property

The Fund will endeavour to ensure that the trust units are not foreign property under the Tax Act. No assurance can be given in this regard. The Tax Act imposes penalties on Exempt Plans which have excess holdings of foreign property. The February 23, 2005 Federal Budget proposed that the limit in respect of foreign property that may be held by pension funds and other Exempt Plans be eliminated for months that end in 2005 and in subsequent calendar years.

Nature of Units

The trust units do not represent a traditional investment and should not be viewed by investors as shares in Superior. The trust units represent a fractional interest in the Fund. The trust units do not represent a direct investment in Superior's business. Holders of trust units will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TRANSFER AGENT AND REGISTRAR

The Fund's transfer agent and registrar for all its publicly traded securities is Computershare Trust Company of Canada with offices in Calgary and Toronto.

MATERIAL CONTRACTS

The material contracts of the Fund that were entered into during the most recently completed financial year or contracts entered into prior thereto which are still material and in effect, other than contracts entered into in the ordinary course of business, are the Declaration of Trust, the Administration Agreement and the Note Indenture. Particulars of each of these contracts are disclosed elsewhere in this Annual Information Form. See "Corporate Structure - Superior Plus Income Fund", "General Development of the Company and the Fund - Three Year History", and "Capital Structure - Trust Units and Declaration of Trust and Shareholder Notes".

DOCUMENTS INCORPORATED BY REFERENCE

Documents incorporated by reference in the Annual Information Form can be found on SEDAR under the Fund's profile at *www.sedar.com.*

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities, options to purchase securities and interests of insiders in material transactions and audit committee information, where applicable, is contained in the Information Circular of the Fund dated March 9, 2005. Also, additional financial information is included in the Consolidated Financial Statements and MD&A of the Fund for the year ended December 31, 2004, which are included in the Fund's 2004 Annual Report as filed with the applicable Canadian regulatory authorities. These documents are available on SEDAR at *www.sedar.com* and may also be obtained without charge by writing to the Secretary of Superior at Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta, T2P 3H5. Additional information relating to the Company can also be found on SEDAR.

The Fund will provide to any person, upon request to the Secretary of Superior at Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta, T2P 3H5:

(a) when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

    (i) one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii) one copy of Consolidated Financial Statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the Fund's Information Circular for its most recent annual meeting of Unitholders that involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a) (i), (ii) and (iii) above, provided that the Fund may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Fund.

Management's Report

Management's Responsibility for Financial Reporting

The financial statements of the Superior Plus Income Fund (the "Fund") and all of the information in this annual report are the responsibility of the management of Superior Plus Inc., the Fund's wholly-owned subsidiary and operating entity.

The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that are based on management's best judgements. Actual results may differ from these estimates and judgements. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Fund's assets are safeguarded, transactions are accurately recorded, and the financial statements realistically report the Fund's operating and financial results in a timely manner. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the Consolidated Financial Statements.

The Board of Directors of Superior Plus Inc. is responsible for reviewing and approving the financial statements and primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting. The Audit Committee meets with management and its external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for the Board's consideration in approving the financial statements for issuance to the Unitholders. The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of the external auditors.

Deloitte & Touche LLP, an independent firm of chartered accountants, was appointed by a vote of Unitholders at the Fund's last annual meeting to audit the Fund's Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards. They have provided an independent professional opinion. Deloitte & Touche LLP has full and free access to the Audit Committee.

"Signed"

Geoffrey N. Mackey
President & Chief Executive Officer
Superior Plus Inc.

"Signed"

W. Mark Schweitzer
Executive Vice-President, Corporate Development & Chief Financial Officer
Superior Plus Inc.

Calgary, Alberta
February 18, 2005

Auditors' Report

To the Unitholders of Superior Plus Income Fund:

We have audited the consolidated balance sheets of Superior Plus Income Fund as at December 31, 2004 and 2003 and the consolidated statements of net earnings (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the management of the Fund. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 18, 2005

"Signed"

Deloitte & Touche LLP
Chartered Accountants

Consolidated Balance Sheets

As at December 31 (millions of dollars)	2004	2003
ASSETS		
CURRENT ASSETS		
Accounts receivable (Note 5)	165.0	96.8
Inventories (Note 6)	93.6	57.7
	258.6	154.5
Property, plant and equipment (Note 7)	741.0	781.7
Intangible assets (Note 7)	46.8	59.8
Goodwill (Note 7)	502.6	447.7
	1,549.0	1,443.7
LIABILITIES AND UNITHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	160.7	117.6
Distributions and interest payable to Unitholders and Debentureholders	17.0	15.8
	177.7	133.4
Revolving term bank credits and term loans (Note 8)	446.2	317.8
Convertible unsecured subordinate debentures (Note 9)	116.0	233.0
Future employee benefits (Note 10)	18.6	23.4
Future income tax liability (Note 11)	120.6	125.2
TOTAL LIABILITIES	879.1	832.8
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 12)	1,122.0	993.7
Retained earnings from operations	260.3	149.1
Accumulated distributions on trust unit equity	(711.1)	(532.0)
Deficit	(450.8)	(382.9)
Currency translation account	(1.3)	0.1
TOTAL UNITHOLDERS' EQUITY	669.9	610.9
	1,549.0	1,443.7

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors of Superior Plus Inc.

"Signed"
David P. Smith
Director

"Signed"
Norman R. Gish
Director

Consolidated Statements of Net Earnings (Loss) and Deficit

Years Ended December 31 (millions of dollars except per trust amounts)	2004	2003
REVENUES	1,552.8	1,234.3
Cost of products sold	1,010.0	762.6
Gross profit	542.8	471.7
EXPENSES		
Operating and administrative	315.1	278.3
Amortization of property, plant and equipment	78.2	66.6
Amortization of intangible assets	5.5	6.1
Interest on revolving term bank credits and term loans (Note 8)	15.5	14.7
Interest on convertible unsecured subordinated debentures	13.6	22.7
Amortization of convertible debenture issue costs	1.6	2.0
Management internalization costs (Note 15(i))	2.6	141.3
Income tax recovery of Superior (Note 11)	(0.5)	(40.4)
	431.6	491.3
NET EARNINGS (LOSS)	111.2	(19.6)
DEFICIT, BEGINNING OF YEAR	(382.9)	(229.9)
Net earnings (loss)	111.2	(19.6)
Distributions to Unitholders (Note 12)	(179.1)	(133.4)
DEFICIT, END OF YEAR	(450.8)	(382.9)
Net earnings (loss) per trust unit, basic (Note 12)	$ 1.53	$ (0.33)
Net earnings (loss) per trust unit, diluted (Note 12)	$ 1.51	$ (0.33)

(See Notes to the Consolidated Financial Statements)

Consolidated Statements of Cash Flows

Years Ended December 31 (millions of dollars)	2004	2003
OPERATING ACTIVITIES		
Net earnings (loss)	111.2	(19.6)
Items not affecting cash:		
Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	85.3	74.7
Trust unit incentive plan compensation expense (Note 13)	3.2	2.5
Future income tax recovery (Note 11)	(4.0)	(43.6)
Cash generated from operations before changes in working capital	195.7	14.0
Increase in non-cash operating working capital items	(28.1)	(4.2)
Cash flows from operating activities	167.6	9.8
INVESTING ACTIVITIES		
Maintenance capital expenditures, net	(15.8)	(9.9)
Acquisitions (Note 4)	(120.1)	(122.8)
Other capital expenditures, net	(6.2)	(7.0)
Cash flows from investing activities	(142.1)	(139.7)
FINANCING ACTIVITIES		
Proceeds from exercise of trust unit warrants (Note 12)	8.1	–
Revolving term bank credits and term loans	142.9	244.0
Net proceeds from sale of accounts receivable	-	31.4
Issue of trust units and warrants in consideration of management internalization (Note 15(i))	2.6	138.8
Issue of 4.5 million trust units to refinance ERCO Worldwide acquisition	-	88.9
Repayment of ERCO Worldwide acquisition credit facility	-	(340.0)
Issue of 4.9 million trust units to finance Albchem acquisition	-	100.2
Distributions to Unitholders	(179.1)	(133.4)
Cash flows from financing activities	(25.5)	129.9
CHANGE IN CASH	-	–
CASH BEGINNING AND END OF YEAR	-	–

(See Notes to the Consolidated Financial Statements)



Notes to Consolidated Financial Statements

(tabular amounts in Canadian millions of dollars unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows

Years Ended December 31 (millions of dollars)	2004	2003
Cash generated from operations before changes in working capital	195.7	14.0
Plus: Management internalization costs (Note 15(i))	2.6	141.3
Less: Maintenance capital expenditures, net	(15.8)	(9.9)
DISTRIBUTABLE CASH FLOW	182.5	145.4
Distributable cash flow per trust unit, basic (Note 12)	$ 2.51	$ 2.45
Distributable cash flow per trust unit, diluted (Note 12)	$ 2.37	$ 2.22

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital, after provision for maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing operating capacity of Superior Plus Inc. ("Superior") and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures are incurred to expand the capacity of Superior's operations or to increase its profitability and are not deducted from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Organization

The Fund is a limited purpose, unincorporated trust governed by the laws of the Province of Alberta. The Fund holds all of the outstanding securities of Superior. The Fund's investments in Superior are comprised of Class A and B Common Shares (the "Common Shares") and $1,061.1 million unsecured subordinated notes, due October 1, 2026, bearing interest at a weighted average rate of 13.29% (the "Shareholder Notes"). Cash is received monthly by the Fund from Superior in the form of interest income earned on the Shareholder Notes, and dividends or returns of capital received on the Common Share investment in Superior. The Fund's investments in Superior are financed by trust unit equity and convertible unsecured subordinated debentures (the "Debentures"). (See Notes 9 and 12).

3. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to GAAP applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2003, except as noted below. The adoption of these new accounting standards has had no impact on the financial statements of the Fund for the year ended December 31, 2004. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants ("CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and are recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing cost. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the estimated undiscounted cash flows except from its eventual disposition.

Effective July 1, 2004, the Fund adopted the new recommendations of the CICA regarding purchase rebates. Under this policy, purchase rebates are recognized as a reduction of cost of product sold when the related performance is completed and the inventory is sold.

Effective December 31, 2004, the Fund adopted the new recommendations of the CICA regarding variable interest entities. This policy provides additional guidance with respect to the requirements to consolidate entities on a basis other than ownership or voting interests.

(b) Business Segments

Superior operates four distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries operating under the ERCO Worldwide trade name; the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed price term contracts operating under the Superior Energy Management trade name ("SEM"). (See Note 16).

(c) Accounts Receivable Sales Program

Superior has a revolving trade accounts receivable sales program under which all transactions are accounted for as sales. Losses on sales depend in part on the previous carrying amount of trade accounts receivable involved in the sales. The carrying amount is allocated between the assets sold and retained interests based on their relative fair value at the date of the sale which is calculated by discounting expected cash flows at prevailing money market rates.

(d) Inventories

Superior Propane

Propane inventories are valued at the lower of weighted average cost and market determined on the basis of estimated net realizable value. Appliances, materials, supplies and other inventories are stated at the lower of cost and market determined on the basis of estimated replacement cost or net realizable value, as appropriate. Superior has an inventory of appliances rented to customers under rental contracts. The book value of this inventory is carried in the inventory accounts at cost less accumulated amortization. Amortization is provided on a straight-line basis, generally over a period of five years.

ERCO Worldwide

Inventories are recorded at the lesser of cost and net realizable value, the cost of pulp chemical inventories are determined on a first-in, first-out basis. Stores and supply inventories are costed on an average basis. Transactions are entered into from time to time with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by Superior are included in inventory.

Winroc

Inventories of building products are valued at the lower of cost and net realizable value. Cost is calculated on an average cost basis.

(e) Financial Instruments

The net carrying value of accounts receivable, including the allowance for doubtful accounts, approximates fair value due to the short-term nature of these instruments. The collection risk associated with accounts receivable that are sold pursuant to Superior's accounts receivable sales program (See Note 5), is provided for as part of Superior's overall allowance for doubtful accounts. Superior has a large number of diverse customers, which minimizes overall accounts receivable credit risk.

The carrying value of accounts payable and accrued liabilities, distributions and interest payable to Unitholders and Debentureholders approximates the fair value of these financial instruments due to the short-term maturity of these instruments. The carrying value of revolving term bank credits approximate their fair values due to the floating interest rate nature and short rollover terms of these debt securities. The carrying value of term loans and Debentures differs from their fair values due to the fixed interest rate nature and long repayment term of these debt securities. (See Note 8 and 9 for detailed descriptions of debt securities and mark-to-market disclosure).

(f) Property, Plant and Equipment

Property, plant, and equipment is recorded at cost less accumulated amortization. Major renewals and improvements, which extend the useful lives of equipment, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated amortization with any resulting gain or loss reflected in operations.

Superior Propane and Winroc

Property, plant and equipment assets are amortized over their respective estimated useful lives using the straight line method except for loaned propane dispensers which use the declining balance method at a rate of 10%. The estimated useful lives of major classes of property, plant and equipment are:

Buildings	20 years
Tanks and cylinders	20 years
Truck tank bodies, chassis and other Winroc distribution equipment	7 to 10 years

ERCO Worldwide

Property, plant and equipment assets are amortized on a straight-line basis over estimated useful lives ranging from three to twenty-five years, with the predominant life of plant and equipment being fifteen years.

(g) Intangible Assets

ERCO Worldwide

The estimated fair value of acquired royalty assets is amortized over the remaining term of the royalty agreements up to ten years. The costs of patents are amortized on a straight-line basis over their estimated useful lives, which approximates ten years.

Deferred Finance Charges

Superior defers and amortizes the issue costs incurred in conjunction with its long-term credit facilities to interest expense over the term of the credit facility or debt instrument.

Convertible Debenture Issue Costs

Superior defers and amortizes Debenture issue cost over the term of the Debentures adjusted for conversions.

(h) Goodwill

The excess of the Fund's cost of investment in Superior's Common Shares and Shareholder Notes over the corresponding interest in Superior's current assets and property, plant and equipment less current liabilities, long-term debt and future income taxes on the dates of acquisition, has been attributed to goodwill. Superior's cost of subsequent acquisitions in excess of the fair value of the net assets acquired is also recorded as goodwill. Goodwill is not amortized, but is tested for impairment on an annual basis. The net carrying value of goodwill would be written down if the value were permanently impaired.

(i) Revenue Recognition

Superior Propane

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold.

ERCO Worldwide

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage-of-completion method based on cost incurred compared to total estimated cost.

Winroc

Revenue is recognized when products are delivered to the customer. Revenue is stated net of discounts and rebates granted.

Superior Energy Management

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(j) Rebates – Winroc

Purchase rebates are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Vendor rebates that are contingent upon Winroc completing a specified level of purchases are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that the rebate can be reasonably estimated and it is probable that the specified target will be obtained. Otherwise, the rebate is recognized as the milestone is achieved and the inventory is sold.

(k) Future Employee Benefits

Superior has a number of defined benefit and defined contribution plans providing pension and other post-employment benefits to most of its employees, and accrues its obligations under the plans and the related costs, net of plan assets. Past service costs and actuarial gains and losses in excess of 10% are amortized into income over the expected average remaining life of the active employees participating in the plans. (See Note 10).

(l) Income Taxes

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to the Unitholders. During 2004 and 2003, the Fund has allocated all of its taxable income to Unitholders, and accordingly, no provision for income taxes has been recorded at the Fund level. Superior is subject to corporate income taxes and follows the liability method of accounting for income taxes (See Note 11).

(m) Foreign Currency Translation

The accounts of the operations of ERCO Worldwide and Winroc in the United States are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, and revenues and expenses at average rates of exchange during the period. Other monetary assets and liabilities held by Superior are converted using the current rate method.

(n) Stock Based Compensation

Superior has a Trust Unit Incentive Plan ("TUIP") as described in Note 13. The TUIP is a Stock Appreciation Right as defined by the CICA. Compensation expense recognized represents the difference between the market price of the trust units and the grant price for the outstanding options multiplied by the number of options, reflecting the vesting features of the plan. Upon exercise, the compensation is settled in trust units of the Fund.

(o) Earnings per Trust Unit

Basic net earnings (loss) per trust unit is calculated by dividing the net earnings (loss) by the weighted average number of trust units outstanding during the period. The weighted average number of trust units outstanding during the year is calculated using the number of trust units outstanding at the end of each month during the year. Diluted earnings per trust unit is calculated by factoring in the dilutive impact of the dilutive instruments, including the exercise of trust unit options, the conversion of Debentures to trust units, and the exercise of warrants. Superior uses the treasury stock method to determine the impact of dilutive instruments, which assumes that the proceeds from in-the-money trust unit options and warrants are used to repurchase trust units at the average market price during the period.

(p) Derivative Financial Instruments
Superior utilizes derivative and other financial instruments to manage its exposure to market risks related to interest rates, foreign currency exchange rates and commodity prices. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the gains and losses on the corresponding hedged transactions.

A derivative must be designated and effective to be accounted for as a hedge. For cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivatives substantially offset the changes in the cash flows of the hedged position and the timing of cash flows is similar. In the event that a derivative does not meet the designation or effectiveness criterion, the gain or loss on the derivative is recognized in income. If a derivative that qualifies as a hedge is settled early, the gain or loss at settlement is deferred and recognized when the gain or loss on the hedged transaction is recognized. Premiums paid or received with respect to derivatives that are hedges are deferred and amortized to income over the term of the hedge.

Interest Rate Hedging
Superior enters into interest rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to floating rate basis or vice versa. The differential between the amounts paid and received is accrued and recognized as an adjustment to interest expense related to the underlying debt.

Foreign Exchange Hedging
Superior enters into foreign exchange contracts to hedge the effect of exchange rate changes on identifiable foreign currency denominated revenues and expenses in order to mitigate the potential negative impact of foreign exchange rate fluctuations. (See Note 14(iv) for foreign currency commitments). Superior carries US dollar denominated debt, which acts as a balance sheet hedge against its US dollar denominated net assets.

Superior also utilizes cross-currency swap agreements which are used to hedge the interest rate risk and foreign currency exposures related to the US dollar denominated debt. Gains or losses on these contracts are accounted for in the same manner as for derivative financial instruments discussed above.

Electrical Hedging
ERCO Worldwide uses fixed cost electrical contracts in electrical markets that are deregulated to help mitigate fluctuations in electricity costs which are the most significant variable productions costs. (See Note 14(iii)).

Commodity Price Hedging
Superior Propane
Superior Propane offers various fixed price propane sales programs to its customers. Customer fixed price volume commitments are resourced with a combination of physical inventory and forward purchase contracts for similar terms, in order to mitigate the potential negative impact of a change in propane commodity pricing.

Superior Energy Management
SEM offers fixed price natural gas contracts to its natural gas customers for terms of up to five years. Fixed price customer volume commitments are resourced with a combination of physical and financial contracts for similar terms, in order to mitigate the potential negative impact of a change in natural gas commodity pricing.

4. Acquisitions
The following acquisitions were completed by Superior during 2004 and 2003:

On June 11, 2004, Superior acquired all of the shares of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of specialty walls and ceiling construction products in North America, for total consideration of $104.2 million.

On December 7, 2004, Winroc acquired the assets of Interior Building Supplies Company Ltd. ("IBS"), for total consideration of $12.2 million.

During 2004, Superior Propane acquired the assets of one propane related business and one fuel oil distribution business, for total consideration of $3.7 million.

On October 1, 2003, ERCO Worldwide, acquired the shares of Albchem, a pulp chemicals business, for total consideration of $122.8 million.

Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration paid for these acquisitions has been allocated as follows:

	2004				2003
	Acquisition of Winroc	Winroc's Acquisition of IBS	Superior Propane's Acquisitions	Total	ERCO Worldwide's Acquisition of Albchem
Cash consideration paid	103.2	11.9	3.7	118.8	122.1
Transaction costs	1.0	0.3	-	1.3	0.7
	104.2	12.2	3.7	120.1	122.8
Goodwill	52.5	6.0	1.0	59.5	17.7
Working capital, net	37.1	5.8	1.3	44.2	6.2
Property, plant and equipment	18.2	0.9	1.4	20.5	133.1
Other liabilities	(3.6)	(0.5)	-	(4.1)	(34.2)
	104.2	12.2	3.7	120.1	122.8

5. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sales in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At December 31, 2004 proceeds of $100.0 million (2003 - $100.0 million) had been received. The fair value of the retained interest arising from the sale at December 31, 2004 was $13.1 million (2003 - $13.9 million) and was estimated by discounting expected cash flows at prevailing money market rates. Cash flows related to this sales program were as follows:

	2004	2003
Net proceeds, beginning	100.0	68.6
Net proceeds from the initial addition of ERCO Worldwide receivables	-	30.0
Proceeds from collections re-invested in revolving period sales	1,164.2	1,056.8
Remittances of amounts collected on sales	(1,164.2)	(1,055.4)
Net proceeds from accounts receivable sales	100.0	100.0

6. Inventories

	2004	2003
Propane	31.2	26.8
Propane retailing materials, supplies, appliances and other	15.0	12.9
Pulp chemical finished goods and raw materials	7.7	8.9
Pulp chemical stores, supplies and other	8.7	9.1
Walls and ceilings construction products	31.0	-
	93.6	57.7

7. Property, Plant and Equipment, Intangible Assets and Goodwill

	2004			2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	26.3	-	26.3	27.1	-	27.1
Buildings	105.8	20.6	85.2	99.8	13.3	86.5
ERCO Worldwide plant and equipment	600.8	87.6	513.2	595.3	41.3	554.0
Superior Propane retailing equipment	392.9	290.1	102.8	399.4	285.3	114.1
Winroc distribution equipment	15.7	2.2	13.5	-	-	-
Property, plant and equipment	1,141.5	400.5	741.0	1,121.6	339.9	781.7
ERCO Worldwide intangible assets	50.6	10.3	40.3	54.5	5.6	48.9
Deferred finance charges	11.3	4.8	6.5	16.8	5.9	10.9
Intangible assets	61.9	15.1	46.8	71.3	11.5	59.8
Goodwill	594.7	92.1	502.6	539.8	92.1	447.7
Total property, plant and equipment, Intangible assets and Goodwill	1,798.1	507.7	1,290.4	1,732.7	443.5	1,289.2

8. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates[3]	2004	2003
Revolving term bank credits[1]				
LIBOR loans (US $58.3 million)	2007	Floating LIBOR rate plus applicable credit spread	70.1	65.3
Bankers acceptances	2007	Floating BA rate plus applicable credit spread	176.8	45.7
			246.9	111.0
Other Debt				
Notes payable	2009	Prime	5.0	-
Mortgage (US $1.4 million)	2011	7.53%	1.7	-
			6.7	-
Term Loans[2]				
Term loans subject to floating interest rates (US $85.0 million)	2015	Floating BA rate plus 1.7%	102.3	109.9
Term loans subject to fixed interest rates (US $75.0 million)	2013, 2015	6.65%	90.3	96.9
			192.6	206.8
			446.2	317.8

(1) During 2004, Superior and its wholly owned subsidiary, Superior Plus US Holdings Inc., renewed and expanded their secured revolving term bank credit facilities. Superior has revolving term credit capacity of $355.0 million, an increase of $110.0 million from December 31, 2003 levels. These facilities are secured by a general charge over the assets of Superior.

(2) On October 29, 2003, Superior issued Senior Secured Notes (the "Notes") totaling US $160.0 million (Cdn. $192.6 million at December 31, 2004), secured by a general charge over the assets of Superior. Proceeds were used to complete the repayment of the ERCO Worldwide acquisition credit facility. Principal repayments begin in 2009. The fair value of the Notes at December 31, 2004 was Cdn. $192.4 million. In conjunction with the issue of the Notes, Superior swapped US $85.0 million (Cdn. $102.3 million at December 31, 2004) of the fixed rate obligation into a US dollar floating rate obligation, of which $75.0 million has been swapped into a Canadian dollar floating rate obligation. The estimated fair value of the US $85.0 million interest rate swap at December 31, 2004 was a gain of Cdn. $2.4 million (2003 – Cdn. $1.3 million gain).

(3) The fixed interest rate obligation on $100 million of the Fund's Debentures (see Note 9) was swapped into a floating rate obligation. The estimated fair value of this swap agreement at December 31, 2004 was a gain of $5.8 million (2003 – $5.9 million gain).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	–
Due in 2006	–
Due in 2007	246.9
Due in 2008	–
Due in 2009	7.4
Subsequent to 2009	191.9
Total	446.2

Interest paid on revolving term bank credits and term loans during 2004 amounted to $15.5 million (2003 - $14.7 million) comprised of $22.3 million (2003 - $17.5 million) related to debt, net of payments received of $6.8 million (2003 - $2.8 million) under interest rate swap agreements.

9. Convertible Unsecured Subordinated Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008		
Fixed distribution rate	8.0%	8.0%		
Conversion price per trust unit	$ 16.00	$ 20.00		
Debentures outstanding December 31, 2002	69.7	250.0	(1.9)	317.8
Conversion of Debentures and amortization of discount	(44.1)	(41.1)	0.4	(84.8)
Debentures outstanding December 31, 2003	25.6	208.9	(1.5)	233.0
Conversion of Debentures and amortization of discount	(11.7)	(106.3)	1.0	(117.0)
Debentures outstanding December 31, 2004	13.9	102.6	(0.5)	116.0
Quoted market value December 31, 2004	26.0	152.7		

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

10. Future Employee Benefits

Superior has defined benefit ("DB") and defined contribution ("DC") pension plans covering most employees. The benefits provided under the DB pension plan are based on the employees' years of service and on the highest average earnings for a specified number of consecutive years. Information about Superior's DB and other post-retirement benefit plans as at December 31, 2004 and 2003 in aggregate, is as follows:

	Superior Propane Pension Benefit Plans[1]		ERCO Worldwide Pension Benefit Plans		Total Other Benefit Plans	
	2004	2003	2004	2003	2004	2003
Accrued benefit obligation, beginning of year	53.3	51.3	44.8	38.9	18.9	17.9
Current service cost	0.3	0.5	2.1	1.9	0.2	0.2
Past service cost	-	-	-	1.3	-	-
Interest cost	3.2	3.2	3.0	2.6	1.0	1.2
Benefits paid	(3.9)	(5.5)	(0.8)	(0.8)	(1.1)	(1.0)
Actuarial loss (gain)	-	3.8	1.1	0.9	(1.7)	0.6
Accrued benefit obligation, end of year	52.9	53.3	50.2	44.8	17.3	18.9
Fair value of plan assets, beginning of year	65.5	67.8	30.2	24.8	-	-
Actual return on plan assets	5.3	5.5	2.6	3.0	-	-
Transfers to defined contribution plan	(2.6)	(2.4)	-	-	-	-
Employer contributions	-	-	7.7	3.2	1.1	0.9
Benefits paid	(3.9)	(5.4)	(0.8)	(0.8)	(1.1)	(0.9)
Fair value of plan assets, end of year	64.3	65.5	39.7	30.2	-	-
Funded status – plan surplus (deficit)	11.4	12.2	(10.5)	(14.6)	(17.3)	(18.9)
Unamortized net actuarial loss (gain)	16.9	19.0	0.7	(0.3)	2.8	4.8
Unamoritzed past service costs	-	-	1.2	1.3	-	-
Unamortized transitional asset	(0.7)	(1.0)	-	-	-	-
Accrued net benefit asset[1]	27.6	30.2				
Accrued net benefit obligation			(8.6)	(13.6)	(14.5)	(14.1)
Current portion of accrued net benefit obligation recorded in accounts payable and accrued liabilities			(3.4)	(3.3)	(1.1)	(1.0)
Long-term accrued net benefit obligation (2004 – $18.6 million; 2003 – $23.4 million)			(5.2)	(10.3)	(13.4)	(13.1)

(1) None of which is recorded on the balance sheet or income statement.

The accrued net benefit obligation related to the ERCO Worldwide pension benefit plan in 2004 was $8.6 million (2003 – $13.6 million) and an expense of $2.7 million (2003 – $2.8 million) which have been recorded in the Consolidated Financial Statements.

The accrued net benefit obligation related to the total other benefit plans of Superior Propane and ERCO Worldwide in 2004 was $14.5 million (2003 – $14.1 million) and an expense of $1.4 million (2003 – $1.5 million) which have been recorded in the Consolidated Financial Statements.

Superior's DC pension plans are fully funded by their nature. Accordingly, DC pension plan assets equal the related obligation. The total cost of Superior Propane's DC plan in 2004 was $2.6 million (2003 – $2.4 million) and was fully funded and offset by the return earned on the unrecognized DB plan's net benefit asset. Superior Propane expects to continue to fund its required annual obligation under the DC pension plan over the medium term from returns earned on the DB plan's net benefit asset.

The significant actuarial assumptions adopted in measuring accrued benefit obligations are as follows:

	DB Plans		Other Benefit Plans	
	2004	2003	2004	2003
Discount rate	6.00%	6.25%	6.00%	6.25%
Expected long-term rate-of-return on plan assets[1]	7.00%	7.00%	-	-
Rate of compensation increase	4.00%	4.25%	4.00%	4.25%

(1) Based on market related values.

The weighted average annual assumed health care cost inflation trend used in the calculation of accrued Other Benefit Plan Obligations is 10.0% initially, decreasing gradually to 5.0% in 2009 and thereafter. A 1% change in the health care trend rate would result in a change to the accrued benefit obligation of $1.7 million (2003 – $1.7 million) and a change to the current service expense of $0.2 million (2003 – $0.1 million).

The most recent funding valuation dates for Superior's DB plans was January 1, 2004. The next funding valuation dates are scheduled between January 1, 2005 and January 1, 2007.

The fair value of DB plan assets at December 31, 2004 are comprised of the following major investment categories: Cash and cash equivalents 2% (2003 – 4%); Bonds 41% (2003 – 42%); Equities 57% (2003 – 54%). None of the plans hold investments in the Fund.

11. Income Taxes of Superior

The Fund is a unit trust for income tax purposes and is only taxable on any taxable income not allocated to the Unitholders. During 2004 and 2003, the Fund has allocated all of its taxable income to the Unitholders and accordingly no provision for income taxes was recorded at the Fund level. A provision for income taxes was recognized for the Fund's subsidiaries that are subject to tax, including large corporation tax and provincial capital taxes.

Total income taxes are different than the amount computed by applying the Canadian enacted statutory rate for 2004 of 33.9% (2003 – 36.5%). The reduction in statutory rates reflects previously enacted Federal and Alberta tax rate reductions. The reasons for these differences are as follows:

	2004	2003
Net earnings (loss)	111.2	(19.6)
Add back:		
Income of the Fund taxed directly in the hands of the Unitholders	(121.9)	(89.1)
Income tax recovery of Superior	(0.5)	(40.4)
Loss of the Fund before taxes and after distribution of income to Unitholders	(11.2)	(149.1)
Computed income tax recovery	(3.8)	(54.4)
Changes in future federal and provincial income tax rates	(0.4)	10.7
Federal and provincial capital taxes	3.5	3.2
Other	0.2	0.1
Income tax recovery of Superior	(0.5)	(40.4)

The components of the future income tax liability as at December 31, 2004 and 2003 are as follows:

	2004	2003
Carrying value of tangible assets over tax values	(150.8)	(174.1)
Accounting reserves, deductible when paid	15.8	14.7
Benefit of tax loss carry forwards	14.0	34.2
Other	0.4	–
Future income tax liability	(120.6)	(125.2)

Taxes paid during 2004 totaled $3.5 million (2002 – $3.2 million) and were comprised solely of federal large corporate and provincial capital tax.

12. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity
Unitholders' equity, December 31, 2002	47.8	349.8
Trust units issued as a result of the management internalization transaction and retention agreements (Note 15(i))	7.0	137.5
Warrants issued as a result of the management internalization transaction (Note 15(i))	–	1.3
Management internalization retention arrangements (Note 15(i))	0.3	–
Trust units issued to finance the ERCO Worldwide acquisition	4.5	88.9
Trust units issued to finance the Albchem acquisition (Note 4)	4.9	100.2
Conversion of Debentures – (Series 1 – $44.1 million converted @ $16 per trust unit; and Series 2 – $41.1 million converted @ $20 per trust unit) (Note 9)	4.8	82.7
Exercise of trust unit options (Note 13)	0.1	–
Trust unit incentive plan compensation expense (Note 13)	–	2.5
Currency translation adjustment	–	1.0
Net loss	–	(19.6)
Distributions to Unitholders	–	(133.4)
Unitholders' equity, December 31, 2003	69.4	610.9
Conversion of Debentures – (Series 1 – $11.7 million converted @ $16 per unit; and Series 2 – $106.3 million converted @ $20 per trust unit) (Note 9)	6.0	114.4
Exercise of trust unit options (Note 13)	0.1	–
Exercise of trust unit warrants	0.4	8.1
Trust unit incentive plan compensation expense (Note 13)	–	3.2
Repayment of management internalization loans receivable (Note 15(i))	–	2.6
Currency translation adjustment	–	(1.4)
Net earnings	–	111.2
Distributions to Unitholders	–	(179.1)
Unitholders' equity, December 31, 2004	75.9	669.9

Unitholders' capital as at December 31, 2004 and 2003 consists of the following components:

	2004	2003
Unitholders' capital		
Trust unit equity	1,114.5	987.5
Conversion feature on warrants and Debentures	1.6	2.4
Contributed surplus	5.9	3.8
	1,122.0	993.7

At December 31, 2004, the Fund had 3.1 million trust unit warrants outstanding (2003 – 3.5 million), exercisable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

The weighted average number of trust units used in the calculation of basic net earnings (loss) per trust unit and distributable cash flow per trust unit was 72.7 million trust units in 2004 (59.4 million in 2003). The number of trust units used in the calculation of diluted net earnings (loss) per trust unit and distributable cash flow per trust unit before distributions to Unitholders, was calculated using 82.8 million trust units in 2004 (76.8 million in 2003) and reflects the assumed conversion of all outstanding Series 1 (1.1 million trust units) and Series 2 (8.0 million trust units) Debentures effective from the beginning of the year, and the incremental dilutive effect resulting from the exercise of all trust unit options (0.2 million incremental trust units) and trust unit warrants (0.8 million incremental trust units).

13. Trust Unit Incentive Plan ("TUIP")

Under the terms of the Fund's TUIP, market growth options may be issued to directors, senior officers and employees of Superior. The number of trust units issued is equal to the growth in value of the options at the time the options are exercised, represented by the market price less the exercise price times the number of options exercised, divided by the current market price of the trust units issued. Under the terms of the TUIP, options granted prior to 2003 were granted for a four year term and are exercisable as to one-third immediately and an additional one-third on the first and second anniversary of the date of grant. Options granted subsequent to 2003 were granted for a five year term and are exercisable as to one-fifth immediately, and an additional one-fifth on each anniversary date of the grant. During 2004, 0.1 million trust units were issued under the TUIP (2003 – 0.1 million trust units).

A summary of the status of the Fund's TUIP as at December 31, 2004 and 2003 and changes during these years is summarized below:

	2004		2003	
	Options (000's)	Weighted Average Exercise Price	Options (000's)	Weighted Average Exercise Price
Options outstanding at beginning of year	1,060	$ 19.60	494	$ 16.53
Granted	118	26.26	861	20.26
Exercised	(193)	17.92	(266)	16.11
Forfeited	(25)	21.37	(29)	18.98
Options outstanding at end of year	960	$ 20.71	1,060	$ 19.60
Options exercisable at end of year	403	$ 20.09	326	$ 18.66

The following summarizes information about the trust unit options outstanding as at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	(000's) Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	(000's) Exercisable	Weighted Average Exercise Price
$15.84 – $18.34	53	1.1	$ 17.24	53	$ 17.24
$19.64 – $23.56	794	3.2	$ 20.15	327	$ 20.13
$25.06 – $28.76	113	4.5	$ 26.32	23	$ 26.32

14. Commitments

(i) Lease commitments for rail cars, premises and other equipment for the next five years and thereafter are as follows:

2005	19.2
2006	13.6
2007	10.6
2008	8.5
2009	5.4
2010 and thereafter	5.7

(ii) Purchase commitments under long-term natural gas and propane contracts for the next five years and thereafter are as follows:

	Natural Gas	US$ Natural Gas	Propane
2005	37.8	119.8	125.4
2006	15.4	93.7	–
2007	12.5	56.6	–
2008	12.2	47.5	–
2009	10.1	39.9	–
2010 and thereafter	–	–	–

Superior is similarly committed to long-term natural gas and propane sales contracts to supply customers.

(iii) ERCO Worldwide has entered into fixed price electricity purchase contracts totaling 73 Megawatts per hour for a portion of its Alberta power requirements, for up to twelve years at an average cost of $45.38 per Megawatt Hours. Commitments for the next five years and thereafter are as follows:

2005	29.0
2006	22.0
2007	17.7
2008	17.7
2009	17.7
2010 and thereafter	124.2

(iv) Superior has entered into long-term forward contracts to buy US dollars in order to hedge US dollar in-flows of ERCO Worldwide and US dollar out-flows of SEM as follows:

Purchases	Net US$	Conversion Rate
2005	32.0	1.34
2006	14.5	1.30
2007	22.9	1.26
2008	34.4	1.27
2009	39.4	1.28
2010 and thereafter	–	–

As at December 31, 2004, the net mark-to-market loss on long-term foreign currency forward contracts was $8.7 million.

(v) ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated total cost of $65 million. The new plant is scheduled to start-up in mid-2006. Cumulative expenditures to December 31, 2004 were $1.4 million.

15. Related Party Transactions and Agreements

(i) Management Internalization Transaction

Pursuant to the Management and Administration agreements (collectively the "Management Agreements") between Superior Capital Management Inc. ("SCMI"), Superior, and the Fund, SCMI provided executive management and other services to Superior and the Fund. The Management Agreements were terminated May 8, 2003, effective January 1, 2003, and therefore no incentive fees or administrative fees were payable for the year ended December 31, 2003. The Management Agreement had entitled SCMI to earn incentive fees based upon the level of cash flow distributed to the Fund in respect of a calendar year of up to 50% of incremental cash flow, when distributions paid by Superior in respect of that year exceeded the equivalent of $1.90 per trust unit.

The cost to terminate the Management Agreements was $141.3 million, which has been charged to net income. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into trust units and warrants. The following table summarizes the financing of the transaction:

Trust units issued (7.0 million @ $19.65/trust unit)	$ 137.5
Warrants issued (3.5 million @ $0.36/trust unit)	1.3
Cash transaction costs	2.5
Total management internalization cost	$ 141.3

Of the 7.0 million trust units issued, 0.9 million trust units received by executive officers of Superior were subject to escrow arrangements, and will be released over a period of four years. At December 31, 2004, 0.7 million trust units remained in escrow. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable were reduced by $48.8 million as a result of the internalization transaction. Internalization costs were not included in the calculation of distributable cash flow due to the accretive nature of the management internalization transaction. (See Note 1).

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20.00 per trust unit. The loans are repayable over a four year period in the form of annual retention bonuses of which $2.6 million was repaid in 2004 (2003 – nil). As at December 31, 2004, the remaining loans receivable of $3.9 million (2003 – $6.5 million) have not been recorded as an asset by Superior, but have been deducted directly from Unitholders' equity, in recognition of the certainty of collection over the remaining three years.

(ii) Management Trust Unit Purchase Plan Loan Guarantee

A number of senior employees of Superior have obtained guarantees from Superior under the terms of the Management Trust Unit Purchase Plan (the "MTUPP"), whereby participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. As at December 31, 2004, the aggregate quoted market value of trust units owned under the MTUPP was $3.0 million (2003 – $6.8 million). The aggregate amount of participant loans from a chartered bank was $1.9 million (2003 – $4.0 million), which were supported by guarantees of Superior aggregating $1.2 million (2003 – $2.7 million).

16. Business Segments

Superior operates four distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries operating under the ERCO Worldwide trade name; the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed price term contracts operating under SEM. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the year ended December 31, 2004	Superior Propane	ERCO Worldwide	Winroc[1]	SEM	Corporate	Total Consolidated
Revenues	720.2	396.0	229.0	211.3	(3.7)	1,552.8
Cost of products sold	433.5	202.8	179.5	197.9	(3.7)	1,010.0
Gross profit	286.7	193.2	49.5	13.4	–	542.8
Expenses						
Operating and administrative	173.9	92.2	31.3	7.6	10.1	315.1
Amortization of property, plant and equipment	22.1	53.4	2.7	–	–	78.2
Amortization of intangible assets	–	5.5	–	–	–	5.5
Interest on revolving term bank credits and term loans	–	–	–	–	15.5	15.5
Interest on convertible unsecured subordinated debentures	–	–	–	–	13.6	13.6
Amortization of convertible debenture issue costs	–	–	–	–	1.6	1.6
Management internalization costs	–	–	–	–	2.6	2.6
Income tax expense (recovery) of Superior	32.6	15.5	5.5	2.1	(56.2)	(0.5)
	228.6	166.6	39.5	9.7	(12.8)	431.6
Net earnings (loss)	58.1	26.6	10.0	3.7	12.8	111.2
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	22.1	58.9	2.7	–	1.6	85.3
Future income tax expense (recovery)	31.4	13.4	4.3	2.1	(55.2)	(4.0)
Trust unit incentive plan recovery	–	–	–	–	3.2	3.2
Management internalization costs	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(5.6)	(7.6)	(2.6)	–	–	(15.8)
Distributable cash flow	106.0	91.3	14.4	5.8	(35.0)	182.5

For the year ended December 31, 2003	Superior Propane	ERCO Worldwide	Winroc[1]	SEM	Corporate	Total Consolidated
Revenues	727.1	356.3	–	152.2	(1.3)	1,234.3
Cost of products sold	436.5	183.3	–	144.1	(1.3)	762.6
Gross profit	290.6	173.0	–	8.1	–	471.7
Expenses						
Operating and administrative	177.2	87.2	–	4.7	9.2	278.3
Amortization of property, plant and equipment	21.4	45.2	–	–	–	66.6
Amortization of intangible assets	–	6.1	–	–	–	6.1
Interest on revolving term bank credits and term loans	–	–	–	–	14.7	14.7
Interest on convertible unsecured subordinated debentures	–	–	–	–	22.7	22.7
Amortization of convertible debenture issue costs	–	–	–	–	2.0	2.0
Management internalization costs	–	–	–	–	141.3	141.3
Income tax expense (recovery) of Superior	34.8	16.7	–	1.2	(93.1)	(40.4)
	233.4	155.2	–	5.9	96.8	491.3
Net earnings (loss)	57.2	17.8	–	2.2	(96.8)	(19.6)
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	21.4	51.3	–	–	2.0	74.7
Future income tax expense (recovery)	33.6	14.7	–	1.2	(93.1)	(43.6)
Trust unit incentive plan recovery	–	–	–	–	2.5	2.5
Management internalization costs	–	–	–	–	141.3	141.3
Less: Maintenance capital expenditures, net	(3.5)	(6.4)	–	–	–	(9.9)
Distributable cash flow	108.7	77.4	–	3.4	(44.1)	145.4

(1) Winroc was acquired June 11, 2004.

Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures, Net

	Superior Propane	ERCO Worldwide	Winroc[1]	SEM	Corporate	Total Consolidated
As at December 31, 2004						
Net working capital	61.3	(8.1)	50.5	(2.3)	(3.5)	97.9
Total assets	603.6	754.6	152.9	25.5	12.4	1,549.0
As at December 31, 2003						
Net working capital	30.3	6.5	–	0.1	–	36.9
Total assets	592.6	826.6	–	16.4	8.1	1,443.7
For the year ended December 31, 2004						
Acquisitions	3.7	–	116.4	–	–	120.1
Other capital expenditures, net	0.5	5.7	–	–	–	6.2
For the year ended December 31, 2003						
Acquisitions	–	122.8	–	–	–	122.8
Other capital expenditures, net	(0.3)	7.3	–	–	–	7.0

(1) Winroc was acquired June 11, 2004.

Geographic Information

	Canada	United States	Other	Total Consolidated
Revenues for the year ended December 31, 2004	1,271.4	256.3	25.1	1,552.8
Property, plant and equipment as at December 31, 2004	663.2	77.8	–	741.0
Total assets as at December 31, 2004	1,278.9	270.1	–	1,549.0
Revenues for the year ended December 31, 2003	1,053.9	161.2	19.2	1,234.3
Property, plant and equipment as at December 31, 2003	701.4	80.3	–	781.7
Total assets as at December 31, 2003	1,351.2	92.5	–	1,443.7

17. Subsequent Event

On February 2, 2005, Superior announced that its division, Superior Propane had purchased the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for approximately $28.0 million of which $15.5 million was paid in cash with the remaining consideration payable over a five year period.

18. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentation.



Geoffrey N. Mackey
President & Chief Executive Officer
Direct Telephone: (403) 218-2951
Direct Fax: (403) 218-2973
E-mail:gmackey@superiorplus.com

March 18, 2005

To: The Securities Commissions
or similar Regulatory Authorities
in each Province and Territory of Canada

Multilateral Instrument 52-109
Form 52-109FT1
Certification of Annual Filings
During Transition Period

I, Geoffrey N. Mackey, President and Chief Executive Officer of Superior Plus Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing)* of Superior Plus Income Fund, (the issuer) for the annual period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Dated: March 9, 2005

"Geoffrey N. Mackey"
President and Chief Executive Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc



W. Mark Schweitzer
Executive Vice-President, Corporate Development
and Chief Financial Officer
Direct Telephone: (403) 218-2952
Direct Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

March 18, 2005

To: The Securities Commissions
or similar Regulatory Authorities
in each Province and Territory of Canada

Multilateral Instrument 52-109
Form 52-109FT1
Certification of Annual Filings
During Transition Period

I, W. Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing)* of Superior Plus Income Fund, (the issuer) for the annual period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Dated: March 9, 2005

"W. Mark Schweitzer"
Executive Vice-President, Corporate Development
and Chief Financial Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc


Superior Plus
Income Fund

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an annual meeting of Unitholders of Superior Plus Income Fund (the "Fund") will be held in the Main Dining Room of The National Club, 303 Bay Street, Toronto, Ontario, Canada on Wednesday, May 11, 2005, at 3:30 p.m. (Toronto time) for the following purposes:

(1) to receive the annual report, including the financial statements of the Fund for the year ended December 31, 2004, and the auditors' report thereon;

(2) to elect nine (9) directors of Superior Plus Inc.;

(3) to appoint auditors of the Fund; and

(4) to transact such other business as may properly come before the meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 9th day of March, 2005.

By order of the Board of Directors
of Superior Plus Inc.

"Theresia R. Reisch"

Theresia R. Reisch
Secretary

Unitholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Computershare Trust Company of Canada, Service Delivery, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 3:30 p.m. (Toronto time) on the business day immediately preceding the day of the meeting or any adjournment thereof.





NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an annual meeting of Unitholders of Superior Plus Income Fund (the "Fund") will be held in the Main Dining Room of The National Club, 303 Bay Street, Toronto, Ontario, Canada on Wednesday, May 11, 2005, at 3:30 p.m. (Toronto time) for the following purposes:

(1) to receive the annual report, including the financial statements of the Fund for the year ended December 31, 2004, and the auditors' report thereon;

(2) to elect nine (9) directors of Superior Plus Inc.;

(3) to appoint auditors of the Fund; and

(4) to transact such other business as may properly come before the meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 9th day of March, 2005.

By order of the Board of Directors
of Superior Plus Inc.

"Theresia R. Reisch"

Theresia R. Reisch
Secretary

Unitholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Computershare Trust Company of Canada, Service Delivery, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 3:30 p.m. (Toronto time) on the business day immediately preceding the day of the meeting or any adjournment thereof.



2820, 605 – 5th Avenue SW
Calgary, Alberta T2P 3H5

INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by Superior Plus Inc. ("Superior") for use at the annual meeting (the "Meeting") of unitholders ("Unitholders") of Superior Plus Income Fund (the "Fund") called for May 11, 2005. This Information Circular and a form of proxy will be mailed on or about March 29, 2005, to the Unitholders of record on March 15, 2005. Information contained herein is given as of March 9, 2005, unless otherwise specifically stated.

PROXIES

It is expected that the solicitation of proxies from the Unitholders for use at the Meeting will be primarily by mail, but proxies may also be solicited personally by the directors and officers of Superior. The cost of this solicitation will be borne by Superior.

Each of the persons named in the enclosed form of proxy to represent Unitholders at the Meeting is a director or officer of Superior. **Each Unitholder has the right to appoint some other person to represent him/her at the Meeting and may exercise this right by inserting such other person's name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.** A person so appointed to represent a Unitholder at the Meeting need not be a Unitholder.

In order to be valid for use at the Meeting or any adjournment thereof, a duly completed proxy must be received by Computershare Trust Company of Canada, Service Delivery, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 3:30 p.m. (Toronto time) on the business day immediately preceding the day of the Meeting or any such adjournment. A Unitholder who has given a proxy may revoke it by depositing a form of revocation of proxy, signed by the Unitholder or by the Unitholder's attorney authorized in writing, at the registered office of the Fund at the address shown above, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof. Alternatively, the Unitholder may revoke the proxy and may vote in person, as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy, by depositing such form of revocation of proxy with the Chairman of the Meeting at the Meeting or any adjournment thereof, or the Unitholder may revoke the proxy in any other manner permitted by law.

On any ballot that may be called for at the Meeting, all trust units in respect of which the persons named in the enclosed form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specifications made in the proxy. **If a specification is not made with respect to any matter, the trust units will be voted FOR the election of nine directors as specified in this Information Circular and FOR the appointment of Deloitte & Touche LLP as auditor of the Fund as set forth in this Information Circular.**

The form of proxy confers discretionary authority upon the persons appointed with respect to amendments to the matters identified in the notice of the Meeting and with respect to any other matters which may properly come before the Meeting. Management of Superior knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold trust units in their own name. Unitholders who do not hold their trust units in their own name (referred to herein as "beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of trust units can be recognized and acted upon at the Meeting. If trust units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those trust units will not be registered in the Unitholder's name on the records of the Fund. Such trust units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust units held by brokers or their nominees can only be voted upon the instructions of the beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting trust units for their clients.

There are two kinds of beneficial security holders, those who object to their name being made known to the issuers whose securities they own, called Objecting Beneficial Owners ("OBOs") and those who do not object, called Non-Objecting Beneficial Owners ("NOBOs"). Prior to September 2002, issuers had no knowledge of the identity of any of their beneficial security holders, including NOBOs. Subject to the provisions of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, however, after September 1, 2002 issuers could, through their transfer agents, request and obtain a list of their NOBOs from intermediaries who hold securities on behalf of beneficial security holders. Effective for security holder meetings taking place on or after September 1, 2004, issuers can obtain and use the NOBO list for distribution of proxy-related materials directly to NOBOs and can obtain voting instructions directly from such beneficial security holders.

As a result, the Fund has decided to directly deliver proxy-related materials to its NOBOs this year. NOBOs can expect to receive a scannable Voting Instruction Form from the Fund's transfer agent, Computershare Trust Company of Canada or its affiliate Computershare Investor Services Inc. ("Computershare"). These Voting Instruction Forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Alternatively, the beneficial Unitholder can follow specific telephone or internet voting procedures as described on the Voting Instruction Form. The voting instructions Computershare receives directly from NOBOs will be provided to Superior who will vote the securities in accordance with such instructions to the extent it has the associated proxy from the relevant broker/nominee. A beneficial Unitholder receiving a Voting Instruction Form from Computershare cannot use that Voting Instruction Form to vote trust units directly at the Meeting as the Voting Instruction Form must be returned as directed by Computershare, or the alternate voting procedures must be completed, well in advance of the Meeting in order to have the trust units voted. Beneficial Unitholders that want to vote trust units directly at the Meeting must put their name in the blank space provided on the Voting Instruction Form as the appointed proxy holder and will be treated as special appointees entitled to vote at the Meeting.

The OBOs will continue to receive their proxy-related materials from their broker/nominee. Every broker/nominee has its own mailing procedures and provides its own return instructions, which should be carefully followed by OBOs to ensure that their trust units are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from beneficial owners to ADP

Investor Communications ("ADP"). ADP typically mails a scanable Voting Instruction Form to the OBOs. These Voting Instruction Forms are to be completed and returned in the envelope provided or by facsimile. Alternatively, the beneficial Unitholder can follow specific telephone or other voting procedures as described on the Voting Instruction Form. The voting instructions ADP receives directly from OBOs will be provided to Superior who will vote the securities in accordance with the instructions to the extent it has the associated proxy from the relevant broker/nominee. A beneficial Unitholder receiving a Voting Instruction Form from ADP cannot use that Voting Instruction Form to vote trust units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP, or the alternate voting procedures must be completed, well in advance of the Meeting in order to have the trust units voted. Beneficial Unitholders that want to vote trust units directly at the Meeting must put their name in the blank space provided on the Voting Instruction Form as the appointed proxy holder and will be treated as special appointees entitled to vote at the Meeting.

VOTING OF TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

Only persons who are holders of record of trust units of the Fund on March 15, 2005 shall be entitled to attend the Meeting and to vote thereat. On March 9, 2005, the Fund had 76,788,210 trust units outstanding. Holders of trust units are entitled to one vote for each trust unit held at all meetings of Unitholders of the Fund. A quorum at the Meeting will consist of at least two Unitholders present in person or represented by proxy and representing not less than 10 percent of the trust units entitled to be voted at the Meeting.

To the best of the knowledge of the directors and officers of Superior, no person beneficially owns, directly or indirectly, or exercises control or direction over trust units carrying more than 10 percent of all the votes attached to the outstanding trust units of the Fund.

ELECTION OF DIRECTORS

The board of directors of Superior (the "Board of Directors" or the "Board") is responsible for the administration of the affairs of the Fund and for managing the business and affairs of Superior. The Board currently consists of nine members each of which, in accordance with the governing documents of the Fund, shall be elected by the Unitholders of the Fund.

At the Meeting, the Unitholders will be asked to elect the persons listed in the following table as directors of Superior. To be approved, such resolution must be passed by the affirmative votes cast by holders of more than 50% of the trust units represented in person or by proxy at the Meeting that vote on such resolution. Each of the proposed nominees has consented to be named in this Information Circular and to serve as a director of Superior if elected. The Fund has no reason to believe that any proposed nominee will be unable to serve as a director, but should any such nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy, unless directed to withhold from voting, reserve the right to vote for other nominees in their discretion.

The names, committee memberships, municipalities of residence, and principal occupations for the five preceding years of the directors of Superior, (if such information has not been previously disclosed in an information circular of the Fund) and the year each current director first became a director, are shown below. Each current director was appointed to serve until the next annual meeting or until a successor is elected or appointed. Unless otherwise indicated, each director listed below has been a director of Superior continuously since his or her initial appointment.

As of March 9, 2005, the directors as a group owned, directly or indirectly, 1,850,540 trust units of the Fund, representing approximately 2.4% of the outstanding trust units. The number of trust units of the Fund that each director beneficially owns, directly or indirectly, or exercises control or direction over, as of March 9, 2005 is included in the table below. The information as to the ownership or control or direction of trust units, not being within the knowledge of Superior, has been furnished by the directors and nominees individually.

Name, Province and Country of Residence	Director Since	Number of Trust Units	Principal Occupation
Grant D. Billing Alberta, Canada	1994	1,242,917 (3)(4)	Executive Chairman of Superior.
Robert J. Engbloom, Q.C. (2) Alberta, Canada	1996	11,999	Partner, Macleod Dixon LLP (law firm).
Peter A.W. Green (2)(5) Ontario, Canada	1996	3,284	Chairman of The Frog Hollow Group Inc. (international business advisors) and Chairman of Patheon Inc. (global pharmaceutical company).
Allan G. Lennox (2) Alberta, Canada	1996	18,736	Principal of AG Lennox & Associates (human resource consulting firm).
James S.A. MacDonald (2) Ontario, Canada	2000 (6) (also, May 28/98 - Dec 11/98)	47,757 (3)(4)	Chairman and Managing Partner of Enterprise Capital Management Inc. ("ECMI")(investment management company).
Geoffrey N. Mackey Alberta, Canada	2000 (6) (also, Oct 8/96 - Dec 8/98)	486,235 (3)(4)	President and Chief Executive Officer of Superior.
David P. Smith (1) Ontario, Canada	1998	22,204 (3)(4)	Managing Partner of ECMI.
Norman R. Gish (1) Alberta, Canada	2003 (8)	17,408 (9)	President of Gish Consulting Inc. (energy industry consulting firm).
Peter Valentine (1) Alberta, Canada	2004	Nil	Senior Advisor to the C.E.O., Calgary Health Region (health care organization) and to the Dean of Medicine, University of Calgary.

Notes:

(1) Member of Audit Committee.

(2) Member of Governance and Human Resources Committee.

(3) Messrs. Billing, MacDonald, Mackey and Smith also own 650,347, 54,382, 206,929 and 6,732 warrants, respectively, to acquire trust units of the Fund at an exercise price of $20.00 expiring on May 8, 2008.

(4) Messrs. Billing, MacDonald, Mackey and Smith are each either directors and/or officers of Superior Capital Management Inc., which is the administrator of the Superior Investment Trust which holds 1,000,597 trust units of the Fund. Messrs. Billing and Mackey also own approximately 35% of the outstanding units of the Superior Investment Trust.

(5) Mr. Green was appointed Lead Director of Superior on August 11, 2003. Mr. Green has been appointed as a director and officer of companies that have financial difficulties to assist such companies with financial restructuring, proposals or compromise arrangements. In this capacity, Mr. Green was appointed a director of Phillip Services Corp. which made a proposal under chapter 11 of the U.S. Bankruptcy Code and the *Companies Creditors' Arrangement Act* (Canada) in 1999 and briefly became the Chairman and C.E.O. of Norigen Inc. which went into receivership in August, 2001.

(6) Director of ICG Propane Inc. ("ICG") for the duration of the Hold-Separate Order of the Competition Bureau which required Superior to keep ICG's operations separate from its own. ICG was amalgamated with Superior effective September 30, 2000.

(7) The directors of Superior hold an aggregate of 673,334 options to acquire trust units.

(8) Mr. Gish served as a trustee of the Fund from September 2000 to October 2003 and as Chairman of ICG from December 1998 to September 2000.

(9) Mr. Gish also owns $53,000 principal amount of the Series 2 Convertible Debentures of the Fund.

(10) The Corporation does not have an Executive Committee.

APPOINTMENT OF AUDITOR

At the Meeting, the Unitholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Fund. Deloitte & Touche was first appointed auditor of the Fund effective August 2, 1996. To be approved, such resolution must be passed by the affirmative votes cast by holders of more than 50% of the trust units represented in person or by proxy at the Meeting that vote on such resolution.

PERFORMANCE GRAPH

The following graph illustrates changes from December 31, 2000 to December 31, 2004, in cumulative return to Unitholders of an investment in the trust units of the Fund compared to the cumulative total return on the Standard & Poors/TSX Composite Total Return Index ("TSX") and the cumulative total return of the Income Trust Index designed by Scotia Capital ("SCM.IU"), assuming the reinvestment of cash distributions.



375
350
325
300
275
250
225
200
175
150
125
100
75
SPF.UN
TSX
SCM.IU
31-Dec-99
31-Dec-00
31-Dec-01
31-Dec-02
31-Dec-03
31-Dec-04

	31-Dec-99	31-Dec-00	31-Dec-01	31-Dec-02	31-Dec-03	31-Dec-04
SPF.UN	100	127	153	200	288	370
TSX	100	107	94	82	104	119
SCM.IU	100	128	159	180	249	319

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Superior maintains directors' and officers' liability insurance for the directors and officers of Superior as well as for the trustee of the Fund. Under this insurance, the insurer pays, on behalf of Superior or the Fund, for losses for which each of these entities indemnifies its directors, officers or trustees and, on behalf of such persons, for losses which are suffered during the performance of their duties, which are not indemnified by Superior or the Fund.

The premium for this insurance for the period of June 30, 2003 to November 1, 2004 was US$102,101, which premium was paid by Superior. The aggregate annual insurance coverage during this period was limited to US$25,000,000 with a corporate deductible of US$1,000,000 on each loss and no individual deductible. For the November 1, 2004 to November 1, 2005 renewal period, Superior increased its coverage to US$35,000,000 with a corporate deductible of US$2,000,000 on each loss and no individual deductible, at a cost of US$149,400.

STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Governance and Human Resources Committee has oversight responsibilities for monitoring and assessing Superior's human resources policies and procedures, including its compensation and incentive programs. The Governance and Human Resources Committee consists of four outside directors whom are unrelated to Superior, namely Messrs. Green (Chairman), Engbloom, Lennox and MacDonald. In addition to its responsibility for overseeing the corporate governance of the Fund, the Committee has responsibility for human resources matters, including responsibility for the senior executive management compensation programs.

Report on Executive Compensation

Superior's executive compensation programs focus on rewarding performance and contributions to the achievement of corporate and divisional goals and objectives. The programs reflect a total compensation philosophy for all employees. The guiding principle is to align the employees' and executives' interests with those of the Unitholders of the Fund. To this end, base salaries and benefit programs are competitive and market-based within the industries from which Superior recruits, and are targeted at the median. Incentive programs act as the lever that enables executives and employees to be compensated above that level. The incentive programs are designed to reward performance at the corporate level and at the divisional level of Superior's businesses depending on the executives position within the organization. Sustained strong performance is rewarded through the short and long-term incentive plans with compensation that can, in these circumstances, exceed the executive's annual base salary. The compensation of Grant D. Billing, Executive Chairman, Geoffrey N. Mackey, President and Chief Executive Officer, W. Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer, Paul S. Timmons, President of ERCO Worldwide, and Gerald M. Haggarty, President of Superior Energy Management, (collectively, the "Named Executive Officers" or "NEO's") is determined by the Governance and Human Resources Committee, which reviews each NEO's performance and compensation on an annual basis. The compensation package for officers and senior employees, including the NEO's, has three components: (a) base salary and benefits; (b) annual bonus program; and (c) long-term incentive and retention programs.

Base Salary

In determining base salaries, Superior and its divisions review confidential competitive data obtained from third-party consultants in order to compare the compensation programs with other companies whose operations, general business activities and number of employees are similar. The base pay for each employee, including that of each NEO is targeted at the median or middle of the market place and is compared to other employees and executive officers to ensure internal equity.

Benefit plans provided by Superior and its divisions in the form of group life, health and medical, pension/savings plan and other benefits are available to all salaried and to a majority of hourly employees. These are competitive and targeted at the median.

Annual Bonus Program

The annual bonus program rewards senior employees for their contribution to the overall performance of Superior and in the case of the divisional employees to the performance of their respective division. The principle performance measure for corporate employees is based on targets that award the increase in distributable cash flow[1] per trust unit over the previous year. The actual annual bonus for corporate employees is based on the level within the organization and ranges between 0% and 100% of base salary. The divisional bonus plans for Superior Propane, ERCO Worldwide and Winroc, which are similar in concept, are designed to award the achievement of certain operating distributable cash flow[2] targets. If such targets are met, payout levels range from 0% to 100% of base salary, depending on the employee's position within the division. Employees of Superior Energy Management receive a bonus based on a percentage of the division's operating distributable cash flow. The Committee and the Board of Directors, at their discretion, may further adjust the amount of the incentive bonus. The 2004 annual bonus for each NEO was based on these performance measures.

Long-term Incentive and Retention Programs

To align the interests of senior officers and employees of Superior with the interests of Unitholders, and to focus on long-term value creation and growth, Superior maintains the following programs (a) Trust Unit Incentive Program ("TUIP") for outside directors, officers and senior employees at the corporate level, (b) Phantom Option Plan ("POP") for officers and senior employees of ERCO Worldwide, Superior Propane, and Winroc, (c) Management Trust Unit Purchase Plan ("MTUPP") for officers and senior employees at the corporate and all divisional levels, and (d) Senior Executive Retention Program ("SERP").

The TUIP was established in 1996 to create a significant relationship between the Fund's performance and officer and senior employee compensation. Options are granted annually and have an exercise price equal to the market price at the time of grant. Currently, options have a five-year term and 20% of the options vest immediately and an additional 20% vest annually over the next four years. Eligibility is currently restricted to directors, senior corporate officers and employees. The eligibility and number of options such persons are entitled to receive under the TUIP are considered periodically by the Board. None of the NEO's received grants under the TUIP in 2004.

The POP was established effective January 1, 2003 with respect to senior employees of Superior Propane and ERCO and on June 11, 2004 for senior employees of Winroc, to encourage and reward officers and senior employees of Superior's divisions for long-term, sustainable value creation within their divisions. The POP has features similar to those of the TUIP, except that a phantom unit simulates the market value of the respective division, which is determined on a quarterly basis and is approved by the Board. POP grants have a four-year term and 33.3% of the phantom options vest on each of the first, second and third anniversaries of the date of grant. Upon exercise of phantom options, holders are entitled to receive a cash payment equal to the increase in the value of the notional units of the division from the date of the grant, if any, multiplied by the number of phantom options exercised. Of the NEO's, only Mr. Timmons participates in the POP. Mr. Timmons received his annual POP award for 2003 and 2004 during 2003 and, accordingly, did not receive an award under the terms of the POP during 2004.

The MTUPP was first established in January of 1999 to further improve management's alignment with Unitholders. Participation in the MTUPP is strictly voluntary. Under the terms of the MTUPP, participants may acquire trust units of the Fund through open market purchases in pledge

[1] Distributable Cash Flow: is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

[2] Operating Distributable Cash Flow: is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the Trust Unit purchases. Superior guarantees up to 66% of the loan amount with the trust units pledged as security for such indebtedness. During 2004 the loan amounts were limited to $125,000 annually to a maximum exposure of $375,000. A transition program has been put in place to bring down the higher loan amounts previously granted under the MTUPP. Of the NEO's, only Mr. Haggarty participated during 2004 with an additional loan amount of $125,000. Messrs. Mackey and Schweitzer are no longer eligible to participate in the MTUPP.

The SERP was established as part of Superior's internalization transaction (the "Internalization") on May 8, 2003 to promote the long-term retention of Messrs. Billing, Mackey and Schweitzer as management of Superior. Pursuant to the terms of the employment agreements between each of these senior executives and Superior and the Fund, Superior advanced Messrs. Billing, Mackey and Schweitzer, $2,500,000, $2,500,000 and $1,500,000, respectively, by way of non-interest bearing limited recourse loans which the executives used to purchase an aggregate of 325,000 trust units of the Fund. The loans must be repaid in installments of 40% on the first anniversary of the employment agreements and 20% on each subsequent anniversary. The executives receive a bonus payment equal to the repayment obligation on each anniversary date of the employment agreements if such executive is still employed by Superior. If an executive voluntarily resigns from Superior or is terminated for cause, his loan advance becomes immediately due and such executive has no further entitlement to any further retention bonuses. The trust units issued in respect of the retention bonuses have been pledged to Superior to secure the loan advances. On May 8, 2004, Messrs. Billing, Mackey and Schweitzer received payments under the SERP of $1,000,000, $1,000,000, and $600,000, respectively, and repaid an equal amount of the outstanding principal under such loans. Accordingly, the amounts owing under the loans as at December 31, 2004, were $1,500,000, $1,500,000, and $900,000, respectively.

President & CEO Compensation

On May 8, 2003, Mr. Mackey entered into an employment agreement with Superior in connection with the Internalization. The terms of the agreement are described under "Termination of Employment, Change in Responsibilities and Employment Contracts" on page 11 of this Information Circular. Mercer Human Resource Consulting LLC was retained as executive compensation advisor to ensure that Mr. Mackey's compensation package reflected Superior's size, its business structure and that it is focused on Superior's performance. The Governance and Human Resources Committee is satisfied that Mr. Mackey's compensation package is consistent with current practice and competitive in the market place. For the year ended December 31, 2004, Mr. Mackey received a bonus payment of $407,694, representing 100% of his base salary. The performance metric was consistent with Superior's bonus program, reflecting the strong growth in distributable cash flow of the Fund.

Submitted by the Governance and Human Resources Committee of Superior: Peter A.W. Green (Chairman), Robert J. Engbloom, Allan G. Lennox and James S.A. MacDonald.

Summary Compensation Table

The following table sets out a summary of executive compensation for the President and Chief Executive Officer, the Executive Vice-President, Corporate Development and Chief Financial Officer, and each of the three highest compensated executive officers other than the Chief Executive Officer and Chief Financial Officer of Superior (collectively, the "Named Executive Officers") for the three years ended December 31, 2004.

Name and Principal Position with Superior	Year	Annual Compensation			Long-Term Compensation		
					Awards	Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Trust Units Under Options/SARs Granted (#)	LTIP Payouts[2] ($)	All Other Compensation[3] ($)
Grant D. Billing[4]	2004	286,693	257,700	51,967	–	1,000,000	20,615
Executive Chairman	2003	181,158	181,158	55,000	250,000	–	14,493
	2002	151,500	69,324	–	–	–	10,616
Geoffrey N. Mackey	2004	407,694	407,694	51,967	–	1,000,000	32,615
President & Chief	2003	331,150	331,150	55,000	250,000	–	26,492
Executive Officer	2002	275,000	174,584	–	–	–	22,000
W. Mark Schweitzer	2004	260,000	182,000	31,180	–	600,000	20,800
Executive Vice-President,	2003	254,350	178,043	33,000	150,000	–	20,350
Corporate Development & Chief Financial Officer	2002	235,000	134,090	–	–	–	18,800
Paul S. Timmons	2004	268,300	138,900	–	–	–	9,392
President,	2003	260,000	115,000	–	–	–	8,972
ERCO Worldwide	2002 [5]	9,917	–	–	–	–	344
Gerald M. Haggarty	2004	185,702	180,847	–	–	–	14,857
President,	2003	180,232	133,700	–	–	–	14,419
Superior Energy Management	2002 [6]	103,648	–	–	–	–	7,000

Notes:

(1) Represents the value of the interest benefits of the loans received by these Named Executive Officers under the SERP. See Note (2) below.

(2) Represents payouts under the SERP. See "Report on Executive Compensation – Long-term Incentive and Retention Programs".

(3) The benefit provisions under Superior's pension and savings plan provide employees with a defined contribution benefit pension/savings plan option. Superior matches an employee's contribution under this plan up to 8% of base salary. The plan is available to employees generally, except for the ERCO Worldwide employees who have a similar plan with ERCO Worldwide matching up to 3.5% of base salary.

(4) Mr. Billing's salary numbers include his annual director's fees of $29,000 for 2004 and $26,500 for each of 2003 and 2002. Mr. Billing performs his duties on a part-time basis.

(5) Mr. Timmons became an employee of Superior when Superior purchased ERCO Worldwide on December 19, 2002.

(6) Mr. Haggarty became an employee of Superior when Superior established Superior Energy Management on May 21, 2002.

Options – The TUIP

The TUIP was established in 1996 to create a significant relationship between the Fund's performance and officer and senior employee compensation. Options are granted annually and have an exercise price not less than the closing market price of the trust units on the TSX on the day prior to the date of the grant. The term of options granted and the vesting may be decided by the Board at the time of grant and must comply with applicable law and the rules of the TSX. Currently, options granted under the TUIP have a five-year term and 20% of the options vest immediately and an additional 20% vest annually over the next four years. The terms of the TUIP provide that directors, senior officers, employees and trustees, if any, of Superior and the Fund are eligible to participate in such plan. Currently, the Board has restricted eligibility to directors, senior corporate officers and corporate employees of Superior.

The total number of trust units issued under the TUIP since its creation in 1996 is 370,302 and the total number of trust units reserved for future issuance under the TUIP is 1,914,567, representing 0.5% and 2.5% of the issued and outstanding trust units, respectively. As at December 31, 2004, there are 959,834 trust units available for issuance pursuant to outstanding trust unit options, representing 1.3% of the issued and outstanding trust units.

The total number of trust units subject to options granted to any one person shall not exceed 5% of the issued and outstanding trust units at the date of grant of the option. The number of trust units which may be issued to any one insider or their associates under the TUIP and any other compensation arrangement involving the issuance or potential issuance of trust units within a one-year period shall not exceed 5% of the total number of trust units issued and outstanding at the time of the issuance. Trust units reserved for issuance pursuant to the TUIP and in respect of which options are not exercised shall be available for the granting of future options.

The terms of the TUIP allow for either a grant of an option that entitles the holder thereof to a fixed number of trust units upon exercise and payment of the exercise price or an option that entitles the holder to the in-the-money portion of the option to be issued in trust units of the Fund. Currently, the latter type of option is issued under the TUIP. The terms of these options provide that upon exercise, the holder receives such number of trust units as equals the quotient obtained by dividing (a) the product obtained by multiplying the number of trust units with respect to which the option is exercised, by the difference between the fair market value of such trust units and the exercise price, by (b) the fair market value of such trust units where "fair market value" means the average of the daily high and low board lot trading price of such trust units on the TSX for the five trading days immediately preceding the date of exercise of the option.

Options granted under the TUIP are not assignable. The TUIP provides that upon the death of an optionee or in the event an optionee ceases to be a director, senior officer or employee of Superior (on "termination"), outstanding options of such optionee expire on the earlier of the expiry date of such options and a date to be determined by the Board which shall be no longer than twelve months in the event of a death and six months in the event of a termination, which dates are currently set at 12 months and 90 days, respectively. In such events, the number of options that may be exercised are those that vested in accordance with the option agreement on or before the date of death or termination. The Fund may amend or discontinue the TUIP at any time (subject to the prior approval of TSX which may require Unitholder approval be obtained), provided that no such amendment shall, without the consent of the optionee, alter or impair any option previously granted under the TUIP.

Financial Year-End Options/SAR Values

The following table sets out the information with respect the 2004 financial year-end value of unexercised options on an aggregated basis for the Named Executive Officers.

Name	Unexercised Options/SARs at Fiscal Year End (#)		Value of Unexercised in-the-Money Options/SARs at Fiscal Year End ($)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Grant D. Billing	100,000	150,000	1,037,000	1,555,500
Geoffrey N. Mackey	100,000	150,000	1,037,000	1,555,500
W. Mark Schweitzer	60,000	90,000	622,200	933,300

Notes:

(1) Based on the closing market price of the trust units on the TSX on December 31, 2004 of $30.02 per Trust Unit.

(2) All options entitle the holder thereof to acquire trust units. The options included in the table were granted under the TUIP. See "Options - The TUIP".

(3) The employment agreements of each of these Named Executive Officers provides that such officers are entitled, upon exercise or forfeiture of these options, to a cash payment equal to the aggregate amount of cash distributions on the Fund's trust units (on a per trust unit basis) from the date of issue of the options up to the exercise/forfeiture date if the closing market price of the trust units on such date exceeds the exercise price of the options. If the closing market price of the trust units is lower than the exercise price of the option, the officers are entitled to a cash payment equal to the aggregate amount of the cash distributions on the Fund's trust units (on a per trust unit basis) from the date of issue of the options up to the exercise/forfeiture date less the difference between the exercise price and the closing market price of the trust units (on a per trust unit basis).

(4) All of the above options were granted to these Named Executive Officers in connection with the Internalization.

Defined Benefit or Actuarial Plan Disclosure

Mr. Timmons is the only Named Executive Officer who participates in the defined benefit pension plan. The following table provides information concerning the total annual retirement benefit payable under both the registered pension plan and the supplemental pension benefit agreement at age 60, the earliest age at which an unreduced pension benefit is available.

	Years of Service				
Remuneration	20	25	30	35	40
$240,000	$84,938	$106,172	$127,406	$148,641	$169,875
$260,000	$92,438	$115,547	$138,656	$161,766	$184,875
$280,000	$99,938	$124,922	$149,906	$174,891	$199,875
$300,000	$107,438	$134,297	$161,156	$188,016	$214,875
$320,000	$114,938	$143,672	$172,406	$201,141	$229,875
$340,000	$122,438	$153,047	$183,656	$214,266	$244,875
$360,000	$129,938	$162,422	$194,906	$227,391	$259,875

The annual retirement benefit is equal to the sum of: (i) 1.25% of the best average earnings up to and including the final three-year average yearly maximum pension earnings ("YMPE") (currently $40,500 in 2005); and, (ii) 1.875% of the best average earnings in excess of the three-year average YMPE, multiplied by the number of years and completed months of credited service. Earnings or remuneration for defined benefit pension purposes consist of base salary. At an estimated 23.5 years of service as at December 31, 2004, the estimated annual payments under the pension plan, based on Mr. Timmons' best average earnings as of December 31, 2004 would be $105,750. There is no maximum applied to credited services, nor is there any offset or reduction at age 65 due to Canada Pension or Old Age Security.

The pension benefit is payable from the registered pension plan up to the maximum allowed under the *Income Tax Act*, and the balance is payable from the supplemental pension benefit agreement. The entire pension amount is eligible for the retirement options available under the registered plan, including life guaranteed and spousal joint and survivor options.

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Executive Officers, Messrs. Billing, Mackey, Schweitzer and Haggarty have employment agreements with Superior. Should any of the other Named Executive Officers be removed from their current positions at Superior for reasons other than for cause, it is anticipated that they would receive, in keeping with general industry practice, a minimum of one to two times their annual salary.

Messrs. Billing, Mackey and Schweitzer are parties to employment agreements dated May 8, 2003 (the "Employment Agreements") with the Fund and Superior and Mr. Haggarty is party to an employment agreement with Superior dated May 1, 2002. Under these employment agreements, executives receive an annual salary, are entitled to receive an annual bonus (provided they meet the required performance criteria) and participate in any and all fringe benefit plans, coverages and other perquisites made available from time to time to Superior's senior officers and executives. For the amount of each of such executive's salary and the bonus paid for the 2004 fiscal year, please refer to the "Summary Compensation Table".

The employment agreements of Messrs. Billing and Mackey provide that each of these officers is entitled to receive an annual bonus of between 0% and 100% of their annual salary, based on whether, and to what extent, Superior achieves certain predetermined performance objectives. Mr. Schweitzer's employment agreement provides that he is entitled to receive an annual bonus of between 0% and 80% of his annual salary based on whether, and to what extent, Superior achieves certain predetermined performance objectives. In addition, Messrs. Billing, Mackey and Schweitzer were also provided with trust unit options on the signing of their employment agreements. See "Options – The TUIP". Messrs. Billing, Mackey and Schweitzer were, on signing their employment agreements, also provided with non-interest bearing loans to purchase trust units of the Fund and retention bonuses to match the loan repayment amounts under the Senior Executive Retention Program. See "Report on Executive Compensation – Long-term Incentive and Retention Programs", "Indebtedness of Directors and Senior Officers", and "Summary Compensation Table". Mr. Haggarty 's employment agreement provides that he is entitled to receive an annual bonus of at least 25% of a bonus pool established based on a formula related to the net revenues of Superior Energy Management, which amount is determined by the Board annually.

In the event of a change of control or termination of employment for any reason other than cause, each of Messrs. Mackey, Schweitzer and Billing are entitled to receive i) two times the aggregate of his then current salary and benefits and the bonus paid to him in respect of the most recently completed financial year, and ii) an amount equal to any unpaid retention bonuses.

In the event of a change of control or termination of employment for any reason other than permanent disability, death or cause, Mr. Haggarty is entitled to receive i) an amount equal to his salary that would have been earned for a period of 18 months based on the salary in effect at his termination, and ii) in certain circumstances, an amount equal to the annual bonuses received by Mr. Haggarty in the two years preceding such termination, if any.

Compensation of Directors and Trustee

Effective January 1, 2004, the compensation payable to the directors of Superior (with the exception of Mr. Mackey) is as follows:

Directors:	Annual retainer	$20,000
	Lead Director retainer[1]	35,000
	Attendance per meeting	1,500
	Teleconference fee	750
Committees:	Annual retainer	$3,000
	Committee Chair retainer[1]	5,000
	Attendance per meeting – Chair	2,000
	Attendance per meeting – non-Chair	1,500
	Teleconference fee	750

Note: [1] In addition to annual retainer.

Outside directors are eligible to participate in the TUIP and received 10,000 options each in 2004 (10,000 each in 2003) under the terms of the TUIP. The directors do not participate in the MTUPP. Each director of Superior is compensated for all reasonable out-of-pocket expenses incurred incidental to attending Board/committee meetings. For the 2004 fiscal year, $41,803 was reimbursed to the directors for such out-of-pocket expenses.

The following table sets out the aggregate retainer and attendance fees paid to each director during 2004.

Name and Board Position	Board Retainer	Committee Chair/ Committee Retainer	Board Attendance	Committee Attendance	Total
Grant D. Billing Executive Chairman	$20,000	$ –	$9,000	$ –	$29,000
Peter A.W. Green Lead Director Chair, Governance & Human Resources Committee	55,000	8,000	9,000	11,000	83,000
David P. Smith, Chair, Audit Committee	20,000	8,000	9,000	8,000	45,000
Robert J. Engbloom, Q.C.	20,000	3,000	9,000	8,250	40,250
Norman R. Gish	20,000	3,000	9,000	6,000	38,000
Allan G. Lennox	20,000	3,000	9,000	6,750	38,750
James S.A. MacDonald	20,000	3,000	9,000	6,750	38,750
Peter Valentine	20,000	3,000	8,250	6,000	37,250
Total Fees paid for 2004:					**$350,000**

Computershare Trust Company of Canada ("Computershare") was appointed the trustee of the Fund on October 7, 2003. For 2004, Computershare received an annual fee of $12,000 for its services as trustee of the Fund.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of trust units to be issued upon exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of trust units remaining available for future issuance under equity compensation plans of the Fund as at December 31, 2004.

Plan Category [1]	Number of securities to be issued upon exercise of outstanding options, warrants and rights [2]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	299,320	$20.71	954,733

Notes:

(1) All of these securities are trust units reserved for issuance pursuant to Trust Unit Options granted under the Fund's Trust Unit Incentive Program. All equity compensation plans have been approved by the Unitholders of the Fund.

(2) The terms of the Trust Unit Option Plan provide that upon exercise, the holder receives such number of trust units as equals the quotient obtained by dividing (a) the product obtained by multiplying the number of trust units with respect to which the option is exercised, by the difference between the fair market value of such Trust Unit and the exercise price, by (b) the fair market value of such trust units where "fair market value" means the average of the daily high and low board lot trading price of such trust units on the TSX for the five trading days immediately preceding the date of exercise of the option. As at December 31, 2004, the fair market value of the trust units was $30.095 and the number of options outstanding was 959,834 at a weighted average exercise price of $20.71.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The following table sets out the aggregate indebtedness of the officers, directors, employees and former officers, directors and employees of the Fund or Superior, to the Fund or Superior or to another entity, but guaranteed or supported by the Fund or Superior, as at February 9, 2005.

AGGREGATE INDEBTEDNESS		
Purpose	To the Company or its Subsidiaries	To Another Entity
Trust Unit Purchases	$3,900,000 (1)	$2,113,135 (2)

Notes:

(1) Indebtedness associated with the purchase of trust units of the Fund by the executives of Superior involved in the Internalization. See Note 2 to "Summary Compensation Table" and "Report on Executive Compensation – Long-term Incentive and Retention Programs".

(2) Indebtedness of the individual officers and employees of Superior associated with the purchase of trust units of the Fund pursuant to the Fund's management trust unit purchase plan, which indebtedness Superior guarantees up to a maximum of 66%. See "Indebtedness of Directors and Officers".

The following table sets forth particulars of the indebtedness incurred in connection with Superior's management trust unit purchase plan. The MTUPP was established to advance the interests of Superior and the Fund by encouraging and enabling the acquisition of a trust unit interest in the Fund by certain executive officers and senior employees. Under the terms of the MTUPP, participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. Trust units are pledged by the participants as security for the loans. The loan terms vary depending on the participant but typically bear interest at the applicable bank's prime lending rate and have a term between one and four years.

INDEBTEDNESS OF DIRECTORS AND OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS			
Name and Principal Position	Largest Amount Outstanding during 2004 ($)	Amount Outstanding as at February 9, 2005 ($)	Financially Assisted Securities Purchases During 2004 (#)
Derren Newell Vice-President, Finance	458,839	191,459	Nil
Theresia Reisch Director, Investor Relations and Corporate Secretary	73,084	72,779	2,705
David Eastin President, Superior Propane	Nil	125,000	Nil
David P. Balicki Vice-President, Operations, Superior Propane	400,135	185,557	Nil
Terrence N. Gill Vice-President, Human Resources, Superior Propane	894,276	196,506	Nil
Gregory D. Stewart Vice-President, Business Services, Superior Propane	626,076	187,965	Nil
Ed Bechberger Vice-President, Sales & Marketing, ERCO Worldwide	147,199	146,568	5,332
John Kamler Vice-President Business Development, ERCO Worldwide	147,199	146,568	5,332
Jamie Betts Vice-President Manufacturing & Engineering, ERCO Worldwide	147,199	146,267	5,332
Sheila Burke Vice-President, Regulatory Affairs & External Relations, ERCO Worldwide	147,199	146,568	5,332
John Engelen Vice-President, Finance & Systems, ERCO Worldwide	147,174	146,487	5,312
Rick Finlay Director, Human Resources, ERCO Worldwide	75,000	72,333	2,804
Roger Thomey Director, Offshore Manufacturing, ERCO Worldwide	75,000	75,376	2,528
Colin Ramsden Operations Manager, BC Region, Winroc	Nil	75,000	Nil

INDEBTEDNESS OF DIRECTORS AND OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS			
Name and Principal Position	Largest Amount Outstanding during 2004 ($)	Amount Outstanding as at February 9, 2005 ($)	Financially Assisted Securities Purchases During 2004 (#)
Gerald M. Haggarty President, Superior Energy Management	772,811	125,000	Nil
Jeff Borg Senior Vice-President, Superior Energy Management	75,000	73,702	2,936

Note:

(1) For each of the above grants under the MTUPP, Superior is the guarantor of up to 66% of the loan and the security for the loan is a pledge of the associated trust units. No indebtedness under these loans was forgiven during 2004.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 2004, the Canadian Securities Administrators (the "CSA") published National Policy 58-201, Corporate Governance Guidelines and proposed National Instrument 58-201, Disclosure of Good Corporate Practices (the "CSA Proposals") for comment. In order to avoid confusion and duplication of effort, the TSX also published for comment amendments to its corporate governance and disclosure guidelines which will delete the existing TSX corporate governance guidelines and require issuers to comply with the CSA Proposals once in effect. The TSX amendments will become effective once the CSA proposals are in effect. The CSA has since indicated that the CSA Proposals will likely become effective for information circulars filed in financial years ended after June 30, 2005. As a result, the guidelines that are in effect, and that are addressed in this Information Circular, are the TSX Guidelines which were adopted in 1995 and revised in 1999. The Fund is reviewing the CSA Proposals and will be addressing its governance practices in light of the CSA Proposals later this year.

The TSX guidelines address such matters as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the recruitment, effectiveness and education of board members. To implement these guidelines, the TSX requires that each listed company disclose its approach to corporate governance with reference to the guidelines.

On October 7, 2003, the Fund's governance structure was simplified and streamlined. Computershare became corporate trustee and transfer agent of the Fund and the individual trustees became members of the Board. As a result, Board members are directly elected by Unitholders. Following these changes, the Board made additional improvements to its governance system to address the TSX guidelines, requirements and new developments on corporate governance and disclosure and to generally reflect best practices. A description of the Fund's corporate governance practices relative to the TSX guidelines is set out in Schedule "A".

Management of Superior and the Board of Directors consider good corporate governance to be central to the effective and efficient operation of the Fund and are committed to reviewing and adapting the governance system from time to time so that it meets the Fund's changing needs, particularly as the regulatory framework continues to evolve. In order to effectively execute its mandate, the Board established governance guidelines which include maintaining two standing committees: the Audit Committee and the Governance and Human Resources Committee.

Audit Committee

Composition and Qualifications

The Audit Committee consists of three outside directors, Messrs. Smith (Chairman), Gish and Valentine, all of whom are "financially literate", and are "independent" within the meaning of Multilateral Instrument 52-110, Audit Committees. In considering criteria for the determination of financial literacy, the Board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a public company and of income funds. Mr. Smith is a chartered financial analyst with over 15 years experience in the investment banking industry where he served in director and vice-president roles. His experience includes investment research, mergers and acquisitions, project finance, privatization and corporate finance. Mr. Smith currently is a managing director and founding partner of Enterprise Capital Management Inc. Mr. Gish holds a law degree and has served as Chairman and President of a number of large Canadian public companies. Mr. Valentine is a chartered accountant, served as Auditor General of Alberta from 1995 to 2002 and held various senior accounting, audit and advisory positions with KPMG over a 38-year period. He currently serves as senior advisor to the CEO, Calgary Health Region and to the Dean of Medicine, University of Calgary.

Responsibilities and Terms of Reference

The Audit Committee reviews with management and the external auditors, and recommends to the Board of Directors for approval, the annual and interim financial statements of Superior, the reports of the external auditors thereon and related financial reporting, including management's discussion and analysis and financial press releases. The Audit Committee reviews and oversees, in conjunction with the external auditors and management, audit plans and procedures and meets with the auditors independent of management, at each quarterly meeting. It is responsible for reviewing auditor independence, approving all non-audit services, reviewing and making recommendations to the Board on internal control procedures and management information systems. In addition, the committee is responsible for assessing and reporting to the Board on financial risk management positions. The terms of reference of the Audit Committee are set forth in Schedule "B".

Auditor Service Fees

Deloitte & Touche LLP has served as the auditors of the Fund since inception in 1996. Fees payable to Deloitte & Touche for the years ended December 31, 2004 and December 31, 2003 are detailed in the following table:

	Year Ended December 31, 2004(1)	**Year Ended December 31, 2003**
Audit fees	$344,350	$260,000
Audit-related fees	144,066	251,196
Tax fees	67,929	78,885
All other fees	–	19,818
	$556,345	**$609,899**

Notes:
(1) paid or estimated to be payable for 2004 services.

Audit fees were paid for professional services rendered by the auditors for the audit of the Fund's and Superior's annual financial statements or services provided in connection with statutory and regulatory filings. Audit-related fees were paid for review of quarterly financial statements of Superior and the Fund, attendance at quarterly audit meetings, pension plan audits, regulatory reviews, and for services provided in connection with financings, accounts receivable securitization program requirements, including French translation services provided in connection therewith. Tax fees were paid for tax advice and assistance with tax audits, including GST and property tax reviews. Other miscellaneous fees were paid in 2003 and eliminated in 2004.

All permissible categories of non-audit services require approval from the Audit Committee.

Governance and Human Resources Committee

The Governance and Human Resources Committee consists of four outside directors: Peter Green (Chairman), Robert Engbloom, Allan Lennox, and James MacDonald, all of whom Superior believes are unrelated to Superior for purposes of the TSX Corporate Governance Guidelines. Mr. Engbloom would not be considered "independent" within the meaning of Multilateral Instrument 52-110, Audit Committees, as he is a partner of a law firm that provides legal services to Superior and the Fund. The Governance and Human Resources Committee has the overall responsibility for reviewing the corporate governance practices and assessing the functioning and effectiveness of the Board, its committees and individual members. It is also responsible for recommending suitable director candidates to the Board. In fulfilling its mandate, the Committee has developed and conducts an annual effectiveness survey designed to assess the effectiveness of the Board, its committees and individual directors. It also monitors developments in corporate governance issues and best practices among major Canadian companies and other business organizations to be satisfied that Superior continues to carry out high standards of corporate governance.

The Committee also has oversight responsibilities for Superior's human resources policies and procedures, including its compensation and incentive programs and its pension policies and practices. It reviews the adequacy and form of compensation for directors and senior management and assesses senior management's performance and succession plans.

At meetings of either committee, the members hold an in-camera session without management present. The charters of the Audit Committee and of the Governance and Human Resources Committee can be found on the Fund's website at *www.superiorplus.com.*

ADDITIONAL INFORMATION

Copies of this Information Circular, the Fund's Annual Report which contains the financial statements, management discussion and analysis and the auditor's report thereon for the Fund's most recently completed financial year, any interim financial statements of the Fund subsequent to those statements contained in the Annual Report, and the Fund's Annual Information Form for the fiscal year ended December 31, 2004, as filed with the applicable Canadian regulatory authorities, are available on SEDAR at *www.sedar.com* and may also be obtained without charge by writing to the Secretary of Superior at 2820, 605 – 5th Avenue SW, Calgary, Alberta T2P 3H5.

BOARD APPROVAL

The Board of Directors of Superior have approved the contents of this Information Circular and the sending of this Information Circular to the Unitholders of the Fund.

Dated at Calgary, Alberta this 9th day of March, 2005.

SUPERIOR PLUS INCOME FUND by
SUPERIOR PLUS INC.

"Geoffrey N. Mackey"
President and Chief Executive Officer

"W. Mark Schweitzer"
Executive Vice President,
Corporate Development and
Chief Financial Officer

SCHEDULE "A"
CORPORATE GOVERNANCE GUIDELINES

Corporate Governance Guidelines of the Toronto Stock Exchange	Compliance	Comments
1. The Board should explicitly assume responsibility for stewardship of the Fund and Superior, and specifically for:	Yes	The Board has explicitly assumed the responsibility for the stewardship of the Fund and Superior. The Board is elected by Unitholders to act in their best interest and to supervise and oversee the management and conduct of the businesses of Superior. The Board approves all significant decisions that affect the Fund and Superior before they are implemented, supervises the implementation, and reviews the results. The Board acts in accordance with (a) its governance guidelines, (b) the *Canada Business Corporations Act*, (c) the Fund's Declaration of Trust, (d) the Fund's Administration Agreement, (e) Superior's articles and by-laws and (f) other applicable laws and policies.
(a) Adoption of a strategic planning process	Yes	Management is responsible for making sure that there are long-term goals and strategies in place. The Board assists in the development of the strategy by acting as a sounding board and contributing ideas. The Board ultimately approves the strategic plan, taking into account the risks and opportunities of the business. The Board monitors management's success in implementing the plan. It retains responsibility for significant changes in Superior's affairs and approves business plans, maintenance capital expenditure programs, financing arrangements and significant acquisitions and dispositions.
(b) Identification of principal risks, and implementing risk-management systems	Yes	The Board considers all of the principal risks, including interest rate, foreign currency, commodity price and counter-party risks and shall be satisfied that appropriate risk management policies and systems are in place to manage the risks. The Audit Committee meets regularly to review significant financial risks and exposures and reports to the Board on positions and the performance of approved risk management programs.
(c) Succession planning and monitoring senior management	Yes	The Governance and Human Resources Committee annually reviews the performance of the Executive Chairman, the President and CEO, and other senior executives based on the performance of Superior. This committee is also responsible for succession planning and shall be satisfied that processes are in place to recruit senior executives with the highest standards of integrity and competence, and to train, develop and retain such executives.
(d) Communications policy	Yes	The Board approves all of the continuous disclosure documents, prospectuses and financing documents of the Fund and Superior. Management is responsible for normal

Corporate Governance Guidelines of the Toronto Stock Exchange	Compliance	Comments
		course press releases, regulatory reporting and compliance, Unitholder and market communications, and the maintenance of an up-to-date website. The Board approves the Fund's and Superior's disclosure policy that covers the accurate and timely communication, including communication with analysts and other stakeholders. The policy was last reviewed and updated in March, 2004 and is reviewed on an annual basis.
(e) Integrity of internal control and management information systems	Yes	The Board through its Audit Committee shall be satisfied that there are processes to monitor and maintain the integrity of Superior's financial reporting, internal control and management information systems. At each meeting, the Audit Committee receives information and consults with management and the auditors to satisfy itself with the integrity of these systems.
2. Majority of directors should be "unrelated" (free from conflicting interest)	Yes	Of the nine member Board, only Grant Billing, Executive Chairman, and Geoff Mackey, President & CEO, are inside directors and the remaining seven directors are unrelated to Superior. Mr. Engbloom would not be considered "independent" within the meaning of Multilateral Instrument 52-110, Audit Committees, as he is a partner in a law firm that provides legal services to Superior and the Fund. Peter Green serves as Lead Director to provide independence of the Board from management. The Fund does not have a significant shareholder with the ability to exercise a majority of votes for the election of the Board.
3. Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	In considering if a Board member is unrelated, the Board analyses all the relationships of the directors with Superior. The majority of the directors are unrelated to Superior. Grant Billing and Geoff Mackey are related because of their positions as Executive Chairman and President & CEO, respectively. The other seven directors are unrelated. A brief description on Board composition, independence and compliance can be found on page 6 of the Fund's 2004 Annual Report.
4. Appoint a Committee responsible for appointment/assessment of directors	Yes	The Governance and Human Resources Committee is responsible for recommending suitable candidates for nomination for election or appointment as a director of Superior to the Board and assessing the effectiveness of the Board, its committees and the contribution of individual directors.
5. Implement a process for assessing the effectiveness of the Board, its Committees and individual directors	Yes	The Corporate Governance and Human Resources Committee developed an Annual Effectiveness Survey designed to assess the effectiveness of the Board, its committees and individual directors. The survey is conducted on an annual basis and the results are collated by the Lead Director. The Lead Director presents its findings to the Corporate Governance and Human

Corporate Governance Guidelines of the Toronto Stock Exchange	Compliance	Comments
		Resources Committee for review and discussion. Appropriate recommendations, if any, are then made to the Board.
6. Provide orientation and education programs for new directors	Yes	Superior provides extensive access to management and relevant corporate and business information to newly appointed directors to help such new directors understand Superior's businesses and affairs. Management makes regular presentations to the Board on the main areas of Superior's businesses and Board meetings are conducted from different locations to allow directors to tour Superior's plants and facilities.
7. Consider reducing size of Board, with a view to improving effectiveness	Yes	The Board feels that nine directors are appropriate for a company of Superior's size and complexity and permits the Board to operate in a prudent and efficient manner.
8. Review the compensation of directors in light of risks and responsibilities	Yes	The Board, through its Governance and Human Resources Committee, periodically reviews the adequacy and form of compensation of directors. The Committee considers the time commitment, risks and responsibilities of directors and takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies. Directors' compensation received in 2004 is disclosed on pages 12 and 13 of this Information Circular.
9. Committees should generally be composed of outside directors, a majority of whom are unrelated	Yes	All of Superior's committees are composed entirely of unrelated directors. The committees and their composition are described on pages 16 and 17 of this Information Circular.
10. Appoint a Committee responsible for approach to corporate governance issues	Yes	In January of 2004, the Board improved its governance processes in order to be consistent with applicable guidelines, requirements and new developments on corporate governance and disclosure and to generally reflect best practices. Superior is committed to reviewing and adapting its governance system from time to time to be satisfied that it meets its changing needs and responds to the evolution of the applicable regulatory framework. It is the ongoing responsibility of the Governance and Human Resources Committee to review the overall governance principles of Superior, recommending any changes to these principles to the Board and monitoring their disclosure.

Corporate Governance Guidelines of the Toronto Stock Exchange	Compliance	Comments
11. The Board should develop position descriptions for the Board, the Chief Executive Officer and the President. The Board should approve or develop corporate objectives which the Chief Executive Officer and President are responsible for meeting	In part	The Board has adopted Governance Guidelines, which set out the responsibilities for the Board and clearly defined limits to management's authority. The Board has also adopted a mandate for the Lead Director. The Board currently has not established a separate position description for the President and CEO. The Governance and Human Resources Committee assesses CEO performance against Superior's annual objectives, with results being reported to the Board.
12. Establish procedures to enable the Board to function independently of management	Yes	Superior, as stated in item 2 above, has appointed Peter Green as Lead Director to provide greater independence of the Board from management. Mr. Green also acts as Chair of the Governance and Human Resources Committee. Mr. Green's duties as Lead Director include acting as liaison between management and the Board, reviewing conflict of interest issues that may arise, and chairing in-camera meetings of the Board, without management present, at every Board meeting. The Board also establishes special committees for specific purposes from time to time, which are comprised entirely of unrelated directors.
13. Establish an Audit Committee with a specifically defined mandate. All members should be non-management directors	Yes	All three members of the Audit Committee are independent within the meaning of Multilateral Instrument 52-110, Audit Committees, and financially literate. For information on the expertise of the members, please refer to page 16 of this Information Circular. The Charter of the Committee sets out its responsibilities, which include reviewing with management and the external auditors Superior's internal controls. The Charter is attached as Schedule "B" and posted on Superior's website. Superior's auditors have a direct line of communication with the Committee. The Committee meets with the external auditors at least four times a year and approves all non-audit work performed by auditors. At each Committee meeting, it holds a session without management present.
14. Implement a system to enable individual directors to engage outside advisers, at Superior's expense	Yes	Individual directors may engage outside advisers, at the expense of Superior, subject to the approval of the Governance and Human Resources Committee. In addition, any committee of the Board has the authority to engage outside advisors without prior approval of the Governance and Human Resources Committee.

SCHEDULE "B"
AUDIT COMMITTEE
TERMS OF REFERENCE

A. Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Superior Plus Inc. (the "Corporation") is to assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of the financial statements and financial reporting of the Corporation and Superior Plus Income Fund (the "Fund") and the assessment of internal control and management information and the risk management systems and procedures of the Corporation and the Fund. The Committee shall also be directly responsible for overseeing the relationship of the external auditors with the Corporation and the Fund and the external auditors shall report directly, and be accountable, to the Committee.

The role of the Committee is one of supervision, stewardship and oversight. Management is responsible for preparing the financial statements and financial reporting of the Corporation and the Fund and for maintaining internal control and management information and risk management systems and procedures. The external auditors are responsible for the audit or review of the financial statements and other services they provide.

B. Mandate

1. Financial Statements and Financial Reporting.

The Committee shall:

(a) review with management and the external auditors, and recommend to the Board for approval, the annual financial statements of the Corporation and the Fund, the reports of the external auditors thereon and related financial reporting, including Management's Discussion and Analysis and earnings press releases prior to the public disclosure of such information;

(b) review with management and the external auditors, and recommend to the Board for approval, the interim financial statements of the Corporation and the Fund and related financial reporting, including Management's Discussion and Analysis and earnings press releases prior to the public disclosure of such information;

(c) review with management and recommend to the Board for approval, the Corporation's and the Fund's Annual Information Forms;

(d) review with management and recommend to the Board for approval, any financial statements of the Corporation or the Fund which have not previously been approved by the Board and which are to be included in a prospectus of the Corporation or the Fund;

(e) consider and be satisfied that adequate procedures are in place for the review of the Corporation's and the Fund's public disclosure of financial information extracted or derived from the Corporation's and the Fund's financial statements (other than disclosure referred to in clauses (a) and (b) above), and periodically assess the adequacy of such procedures;

(f) review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the Fund, and the manner in which these matters may be, or have been, disclosed in the financial statements;

(g) review the appropriateness of the accounting practices and policies of the Corporation and the Fund and review any proposed changes thereto; and

(h) review accounting, tax and financial aspects of the operations of the Corporation and the Fund as the Committee considers appropriate.

2. Relationship with External Auditors.

The Committee shall:

(a) consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditors, ensuring that such auditors are participants in good standing pursuant to applicable securities laws;

(b) consider and make a recommendation to the Board as to the compensation of the external auditors;

(c) review and approve the annual audit plan of the external auditors;

(d) oversee the work of the external auditors in performing their audit or review services and oversee the resolution of any disagreements between management and the external auditors;

(e) review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and the Fund and their affiliates in order to determine the external auditors' independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and the Fund, (B) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (C) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

(f) as may be required by applicable securities laws, rules and guidelines, either:

(i) pre-approve all non-audit services to be provided by the external auditors to the Corporation or the Fund (or their respective subsidiaries, if any), or, in the case of *de minimus* non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii) adopt specific policies and procedures for the engagement of the external auditors for the purpose of the provision of non-audit services; and

(g) review and approve the hiring policies of the Corporation and the Fund regarding partners, former partners, employees and former employees of the present and former external auditors of the Corporation and the Fund.

3. Internal Controls.

The Committee shall:

(a) review with management and the external auditors, the adequacy and effectiveness of the internal control and management information systems and procedures of the Corporation and the Fund (with particular attention given to accounting, financial statements and financial reporting matters) and determine whether the Corporation and the Fund are in compliance with applicable legal and regulatory requirements and with the Corporation's and the Fund's policies;

(b) review the external auditors' recommendations regarding any matters, including internal control and management information systems and procedures, and management's responses thereto;

(c) establish procedures for the receipt, retention and treatment of complaints, submissions and concerns regarding accounting, internal accounting controls or auditing matters on an anonymous and confidential basis;

(d) review policies and practices concerning the expenses and perquisites of the Executive Chairman, including the use of the assets of the Corporation and the Fund; and

(e) review with external auditors any corporate transactions in which directors or officers of the Corporation have a personal interest.

4. Financial Risk Management.

The Committee shall:

(a) review with management and the external auditors their assessment of significant financial risks and exposures;

(b) review and assess the steps that management has taken to mitigate such risks; and

(c) report the results of such reviews to the Board for the purpose of assisting the Board in identifying the principal business risks associated with the businesses of the Corporation.

C. Committee and Procedures

1. Composition of Committee.

The Committee shall consist of not less than three directors, none of whom shall be an officer or employee of the Corporation or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence and financial literacy requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with the Corporation or the Fund or any affiliate thereof which could reasonably be expected to interfere with the exercise of the member's independent judgement, other than interests and relationships arising from the holdings of units of the Fund or shares of the Corporation. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2. Appointment of Committee Members

Members of the Committee shall be appointed from time to time and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

3. Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

4. Authority to Engage Experts

The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors, such engagement to be at the Corporation's expense.

5. Meetings

The Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time. The Committee shall meet with the external auditors on a regular basis in the absence of management and, if so requested by a member of the Committee, the external auditor shall attend every meeting of the Committee held during the term of office of the external auditor. The Chair of the Committee, the Executive Chairman or the Lead Director, any two members of the Committee or the external auditors may call a meeting of the Committee. The external auditors shall be provided with notice of every meeting of the Committee and, at the expense of the Corporation, shall be entitled to attend and be heard thereat. The Chair of the Committee shall hold *in camera* meetings of the Committee, without management present, at every Committee meeting.

6. Quorum

A majority of the members of the Committee shall constitute a quorum.

7. Procedure, Records and Reporting

Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

8. Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

9. Review of Terms of Reference

The Committee shall review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. Such review shall include the evaluation of the performance of the Committee against criteria defined in the Committee mandate as well as the Directors' Charter.

SUPERIOR PLUS INCOME FUND
FORM OF PROXY
for the May 11, 2005 Annual Meeting of Unitholders

This proxy is solicited by Superior Plus Inc.

The undersigned Unitholder of Superior Plus Income Fund (the "Fund") hereby appoints Grant D. Billing or, failing him, Theresia R. Reisch or, instead of any of them____________________________________ as proxy holder of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the Annual Meeting of Unitholders of the Fund (the "Meeting") to be held on May 11, 2005, and at any adjournment thereof (notice of which Meeting, with the accompanying Information Circular of the Fund dated March 9, 2005 (the "Information Circular"), has been received by the undersigned), in the same manner, to the same extent and with the same powers as if the undersigned were there present and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

(1) On the election of nine (9) directors as specified in the Information Circular:

☐ **FOR** ☐ **WITHHOLD VOTE**

or, if no specification is made, FOR such election.

(2) On the appointment of Deloitte & Touche LLP as auditor of the Fund:

☐ **FOR** ☐ **WITHHOLD VOTE**

or, if no specification is made, FOR such appointment.

(3) In the proxy holder's discretion, to vote on any amendments or variations to the matters identified in the Notice of the Meeting and accompanying Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the proxy holder may see fit. The undersigned hereby agrees to ratify and confirm all that such proxy holder may do by virtue hereof.

On any ballot that may be called for at the Meeting, all trust units in respect of which the persons named in this form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specification made in this proxy.

The undersigned hereby revokes any form of proxy previously given.

Please mark, sign, date and return the proxy promptly using the enclosed envelope. See Notes on the reverse side.

Signature: ____________________________

Name of Unitholder: ____________________________
(please print)

Date: ____________________________

NOTES:

(1) This form of proxy must be signed and dated. If not dated by the Unitholder, the form of proxy will be deemed to bear the date on which it was mailed to the Unitholder.

(2) The Unitholder should sign his name in the form in which his trust units are registered. The form of proxy must be executed by the Unitholder or the Unitholders' attorney authorized in writing. If the Unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized. A copy of any such authorization should accompany the form of proxy. Persons signing as executors, administrators, trustees, etc., should so indicate.

(3) **A Unitholder has the right to appoint a person, who need not be a Unitholder, other than any of the persons designated in this form of proxy to attend and act on his behalf at the Meeting. This right may be exercised by inserting such other person's name in the blank space provided for that purpose herein or by completing another form of proxy. Such Unitholder should notify the nominee of this appointment, obtain his consent to act as proxy holder and instruct him on how the Unitholder's trust units are to be voted.**

(4) Unitholders who do not expect to attend the meeting in person are requested to send a duly completed form of proxy to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1, for receipt not later than 3:30 p.m. (Toronto time) on the business day immediately preceding the date of the Meeting or any adjournment thereof to be valid for use at the Meeting or any such adjournment.

(5) Your name and address are recorded as indicated. Please report any change.